Exhibit 99.1

STN
TSX · NYSE

# Stantec Inc.
## 2011 Second Quarter Report
## Three and Six Months Ended June 30, 2011, and 2010

At Stantec,
**One Team**
is who we are.

Stantec
One Team. Integrated Solutions.

Contents

i	REPORT TO SHAREHOLDERS

Management’s Discussion and Analysis
M–1	Caution Regarding Forward-Looking Statements
M–4	Core Business and Strategy
M–4	Results
M–19	Summary of Quarterly Results
M–21	Liquidity and Capital Resources
M–24	Other
M–26	Outlook
M–26	Critical Accounting Estimates, Developments, and Measures
M–33	Controls and Procedures
M–33	Risk Factors

Unaudited Interim Consolidated Financial Statements
F–1	Consolidated Statements of Financial Position
F–2	Consolidated Statements of Income
F–3	Consolidated Statements of Comprehensive Income
F–4	Consolidated Statements of Shareholders’ Equity
F–5	Consolidated Statements of Cash Flows
F–6	Notes to the Unaudited Interim Consolidated Financial Statements

IBC	Shareholder Information

Stantec, founded in 1954, provides professional consulting services in planning, engineering, architecture, interior design, landscape architecture, surveying, environmental sciences, project management, and project economics for infrastructure and facilities projects. Continually striving to balance economic, environmental, and social responsibilities, we are recognized as a world-class leader and innovator in the delivery of sustainable solutions. We support public and private sector clients in a diverse range of markets at every stage, from the initial conceptualization and financial feasibility study to project completion and beyond.

In simple terms, the world of Stantec is the water we drink, the routes we travel, the buildings we visit, the industries in which we work, and the neighborhoods we call home.

Our services are provided on projects around the world through approximately 11,000 employees operating out of more than 170 locations in North America and 4 locations internationally. Stantec trades on the TSX and on the NYSE under the symbol STN.

Stantec is One Team providing Integrated Solutions.

Report to Shareholders

Second Quarter 2011

I am pleased to report that our Company achieved solid results in the second quarter of 2011. Compared to the second quarter of 2010, our gross revenue increased 11.1% to $412.3 million from $371.1 million, net revenue increased 12.7% to $342.3 million from $303.8 million, net income increased 8.0% to $25.7 million from $23.8 million, and diluted earnings per share increased 7.7% to $0.56 from $0.52. Also compared to the second quarter of 2010, gross revenue grew organically in our Environment, Industrial, and Urban Land practice areas.

On May 27, 2011, we acquired the Caltech Group, a consulting engineering firm headquartered in Calgary, Alberta. The acquisition added approximately 200 staff to our Company and expanded our business in the oil and gas and power sectors throughout North America.

During the second quarter, our board of directors elected Mr. Aram H. Keith as its new chair. Mr. Keith has been a member of our board since 2005, when we acquired The Keith Companies, Inc. He cofounded The Keith Companies in 1983 and served as its chief executive officer and board chair until its acquisition. Now retired, he serves on several non-profit boards and is very active in various philanthropic endeavors.

Also in May, we successfully issued $70 million of 4.332% senior secured notes due May 10, 2016, and $55 million of 4.757% senior secured notes due May 10, 2018. This financing is part of our long-term capital plan, which provides interest rate certainty and allows us to continue to execute our growth strategy. We used the $125.0 million to repay a portion of our revolving credit facility.

During the quarter, we secured a large volume of projects across our disciplines, demonstrating the diversity of our expertise as well as growth in certain sectors. For example, in the Buildings area, we were recognized for our skills in airport design through contract awards such as the Shell Aerocentre at the Edmonton International Airport. The project consists of a new aircraft hanger, passenger terminal, and restaurant representing over 6,000 square metres (72,000 square feet) of space. We are completing the facility programming; architecture; interior design; landscape architecture; and structural, mechanical, electrical, civil, and environmental engineering for the project. Other new assignments during the quarter reflected growth in our business in the commercial buildings sector in Canada. Most notably, we were selected to assist retailer Target with the rollout of its Canadian stores over the next few years. Our work will include architecture; interior design; and structural, mechanical, and electrical engineering.

New project awards also illustrated the array of work, ranging from infrastructure rehabilitations to permitting to stream restorations, that we are doing in our Environment area. For example, in Canada, we were contracted to work with the City of Winnipeg, Manitoba, to rehabilitate a digester and two sludge holding tanks and to investigate the feasibility of sludge degritting at its North End Water Pollution Control Centre. The project will involve conceptual, preliminary, and detailed design along with construction and postconstruction services. In the United States, we secured assignments to provide a variety of environmental compliance and regulatory support services for Talisman Energy’s unconventional gas developments. In particular, our work will support the company’s groundwater protection program; waste management program; spill prevention control and countermeasures; and prevention and preparedness plan development at sites in New York, Pennsylvania, and Texas.

In the Industrial area, we continued to expand our business in the mining sector. During the second quarter, we obtained a contract with QuadraFNX Mining Ltd. to carry out a prefeasibility study for a proposed nickel-copper mine near Sudbury, Ontario, following the completion of a scoping study in late 2010. This greenfield assignment also includes preliminary engineering for two planned mine shafts. Once operational, the mine is expected to produce over 1 million tonnes (1.1 million tons) of ore per year. In the renewable energy sector, we were chosen to provide surveying and engineering services, including electrical, civil, and structural designs for turbine foundations, a collector substation, access roads, and power collection, to support the construction of a 102-megawatt wind generation project near Port Dover, Ontario. The facility will supply power to consumers in the southern part of the province.

In the Transportation area, we continue to be a leading firm in projects with public sector clients. We recently obtained a contract with the Port Authority of New York & New Jersey to complete the 2011 biennial inspection of the Bayonne Bridge, the world’s fourth largest steel arch bridge, which spans the Kill Van Kull waterway between Staten Island, New York, and Elizabeth, New Jersey. Built between 1928 and 1931, the bridge’s main arch soars 266 feet (81 metres) above the water channel. Likewise, the port authority contracted us to conduct the 2011 biennial inspection of the New Jersey approaches to the George Washington Bridge. We are also active in the airports sector with this client. The Port Authority of New York & New Jersey selected us to provide aeronautical civil and electrical engineering call-in services at any of its airports in the New York/New Jersey area, including the Newark Liberty International, John F. Kennedy International, Stewart International, Teterboro, and LaGuardia airports. Finally, the Metro-North Commuter Railroad chose us to inspect and design the repair of the Grand Central Terminal train shed and Park Avenue tunnel in Manhattan.

Project activity in the Urban Land area reflected our focus on increasing our business in the non-residential sector with municipal clients. New awards during the second quarter included an assignment to provide planning, landscape architecture, civil engineering, and transportation engineering services for the development of Wescott Park for the City of North Charleston, South Carolina. The new 57-acre (23-hectare) park will contain a youth sports complex, complete with baseball fields, a training facility, boardwalks, playgrounds, picnic areas, an amphitheatre, and maintenance facilities. In the residential sector, we continued our work on the Mahogany community in Calgary, Alberta. We are responsible for providing project management, engineering design, transportation studies, land subdivision, surveying, and construction management for Stage 1 of the development, which will extend over 400 hectares (1,000 acres) and consist of approximately 10,000 homes.

In general, the second quarter of 2011 was strong and productive for our Company. With the continued support of our clients and staff, we achieved solid results and secured a variety of significant projects across our many disciplines and sectors.

Bob Gomes, P.Eng.
President & CEO
August 3, 2011

MANAGEMENT’S DISCUSSION AND ANALYSIS

August 3, 2011

This discussion and analysis of Stantec Inc.’s operations, financial position, and cash flows, for the quarter ended June 30, 2011, dated August 3, 2011, should be read in conjunction with the Company’s unaudited interim consolidated financial statements and related notes for the quarter ended June 30, 2011, the Management’s Discussion and Analysis and audited consolidated financial statements and related notes included in our 2010 Financial Review (prepared in accordance with Canadian generally accepted accounting principles (GAAP)), and the Report to Shareholders contained in our 2011 Second Quarter Report.

In 2008, the Canadian Institute of Chartered Accountants (CICA) stated that Canadian publicly accountable enterprises would be required to adopt International Financial Reporting Standards (IFRS) by the first quarter of 2011 with comparative figures. Therefore, our unaudited interim consolidated financial statements and related notes for the quarter ended June 30, 2011, are prepared in accordance with IFRS as issued by the International Accounting Standards Board (IASB). The impact of the transition to IFRS on our reported financial position, financial performance, and cash flows, including the nature and effect of significant changes in accounting policies from those used in our consolidated financial statements for the year ended December 31, 2010 are described in the Critical Accounting Estimates, Developments, and Measures section (under the Transition to IFRS subheading) of this Management’s Discussion and Analysis and in note 26 of our June 30, 2011, unaudited interim consolidated financial statements. Unless otherwise indicated, comparative figures in this Management’s Discussion and Analysis have been restated to give effect to these changes.

Unless otherwise indicated, all amounts shown below are in Canadian dollars. Additional information regarding our Company, including our Annual Information Form, is available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov. Such additional information is not incorporated by reference herein, unless otherwise specified, and should not be deemed to be made part of this Management’s Discussion and Analysis.

CAUTION REGARDING FORWARD-LOOKING STATEMENTS

Our public communications often include written or verbal forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act and Canadian securities laws. Forward-looking statements are disclosures regarding possible events, conditions, or results of operations that are based on assumptions about future economic conditions or courses of action and include future-oriented financial information.

Statements of this type are contained in this report, including the discussion of our goals in the Core Business and Strategy section and of our annual and long-term targets and expectations for our regions and practice areas in the Results and Outlook sections, and may be contained in filings with securities regulators or in other communications. Forward-looking statements may involve, but are not limited to, comments with respect to our objectives for 2011 and beyond, our strategies or future actions, our targets, our expectations for our financial condition or share price, or the results of or outlook for our operations.

We provide forward-looking information for our business in the Core Business and Strategy section as well as the Results (under the Overall Performance, Results of Operations—Gross and Net Revenue, Results of Operations—Intangible Assets, Results of Operations—Income Taxes, and Liquidity and Capital Resources subheadings) and Outlook sections of this report in order to describe the management expectations and targets by which we measure our success and to assist our shareholders in understanding our financial position as at and for the periods ended on the dates presented in this report. Readers are cautioned that this information may not be appropriate for other purposes.

MANAGEMENT’S DISCUSSION AND ANALYSIS
June 30, 2011
STANTEC INC. (UNAUDITED)

By their nature, forward-looking statements require us to make assumptions and are subject to inherent risks and uncertainties. There is a significant risk that predictions, forecasts, conclusions, projections, and other forward-looking statements will not prove to be accurate. We caution readers of this report not to place undue reliance on our forward-looking statements since a number of factors could cause actual future results, conditions, actions, or events to differ materially from the targets, expectations, estimates, or intentions expressed in these forward-looking statements.

Future outcomes relating to forward-looking statements may be influenced by many factors, including, but not limited to, the following material risks, each of which is further described in the Risk Factors section of our 2010 Financial Review.

●	Economic downturns could have a negative impact on our business since our clients may curtail investment in infrastructure projects or experience difficulty in paying for services performed.

●	The professional consulting services industry is highly competitive, which could have a negative impact on our profit margins and market share.

●	The nature of our business exposes us to potential liability claims and contract disputes, which may reduce our profits.

●	We may be unsuccessful in our goal to increase the size and profitability of our operations, which could lead to a reduction in our market share and competitiveness as our industry consolidates.

●	Changing markets may offer opportunities to provide services through alternate models. Failure to respond to these market demands may result in lost revenues.

●	We derive significant revenue from contracts with government agencies. Any disruption in government funding or in our relationship with those agencies could adversely affect our business.

●	Interruption to our systems and network infrastructure could adversely impact our ability to operate.

●	We bear the risk of cost overruns in a significant number of our contracts. We may experience reduced profits or, in some cases, losses under these contracts if costs increase above our estimates.

●	Uncertainties associated with an acquisition may cause a loss of employees.

●	Our backlog is subject to unexpected adjustments and cancellations and is, therefore, an uncertain indicator of our future earnings.

●	We may experience difficulties in integrating an acquired entity’s business into our existing operations and so may not realize the anticipated benefits of the acquisition.

●
To attain our goal of increasing the size and profitability of our operations, we may pursue and invest in business opportunities outside North America. Unfamiliarity with markets and political environments may impair our ability to increase our international revenues.

●
Goodwill and intangible assets acquired from our acquisitions represent substantial portions of our total assets. If our acquired businesses do not perform as expected, we may be required to write down the value of our goodwill and intangible assets, which could have a material adverse effect on our earnings.

●	One of our primary competitive advantages is our reputation. If our reputation is damaged due to client dissatisfaction, our ability to win additional business may be materially damaged.

●	Our employees may face environmental, health, and safety risks and hazards in the workplace resulting in injury or lost time.

MANAGEMENT’S DISCUSSION AND ANALYSIS
June 30, 2011
STANTEC INC. (UNAUDITED)

Assumptions
In determining our forward-looking statements, we consider material factors including assumptions about the performance of the Canadian, US, and various international economies in 2011 and its effect on our business. The assumptions we made at the time of publishing our annual targets and outlook for 2011 are listed in the Outlook section of our 2010 Financial Review. The following information updates and, therefore, supersedes those assumptions.

In establishing our level of future cash flows, we assumed that the Canadian dollar would remain stable compared to the US dollar throughout the year. As well, we assumed that our average interest rate would increase incrementally in 2011. On June 30, 2011, the Canadian dollar closed at US$1.04, representing a 3.0% increase since December 31, 2010. The average interest rate on our revolving credit facility was 2.97% at June 30, 2011, the same as at December 31, 2010. However, during the quarter we issued $70 million of 4.332% senior secured notes and $55 million of 4.757% senior secured notes as further explained on page M-23. In establishing our effective income tax rate, we assumed the tax rate substantially enacted at the time of preparing our targets for 2011 for the countries in which we operate, primarily Canada and the United States. Our effective tax rate as at June 30, 2011, was 27.0% compared to 29.9% for the year ended December 31, 2010, as further explained on page M-18.

In our 2010 Financial Review, we noted that, according to the Canadian Mortgage and Housing Corporation (CMHC), single detached housing starts in Canada were expected to increase to 177,600 units in 2011. The CMHC has since revised its forecast to 179,500 units in 2011.

In our 2010 Financial Review, we also noted that, according to the National Association of Home Builders (NAHB) in the United States, seasonally adjusted annual rates of single-family housing starts in the United States were expected to increase to 555,000 units in 2011. This forecast has since been revised to 437,000 units in 2011.

In the most recent months the architectural billings index from the American Institute of Architects reported below 50.0, which may suggest a change in the demand for design services. This compares to the index of at or above 50.0 reported in our 2010 Financial Review.

During the second quarter of 2011, the U.S. Congressional Budget Office, in its Budget Projections, revised its forecasted gross domestic product (GDP) growth from an increase in real GDP of 3.1% to an increase of 3.6% in 2011.

During the second quarter of 2011, the Bank of Canada revised its forecasted GDP growth from an increase in real GDP of 2.4% to an increase of 2.8% in 2011.

The World Bank maintained its forecasted GDP for the United Kingdom at 2.2% but revised its forecasted GDP for India from 8.4% to 8.1%, the Middle East and North Africa from 4.3% to 1.9%, and the Latin America and Caribbean regions from 4.0% to 4.5%.

Outlooks for each of our practice areas for the remainder of 2011 can be found in the Results section of this Management’s Discussion and Analysis. The outlooks are unchanged from those included in our 2010 Financial Review except for Buildings, Transportation, and Urban Land. The outlook for 2011 for our Industrial practice area is moderate organic growth, the outlook for our Environment and Urban Land practice areas is stable to moderate organic growth, the outlook for our Transportation practice area is stable, and the outlook for Buildings practice area is a modest organic decline. In establishing the outlook for our Buildings practice area, we assumed that growth from the acquisitions completed in 2010 will be tempered by softened economic conditions in California and the United Kingdom. We assumed that the uncertainty in funding for public projects and increased competition may also have a negative impact on the practice area’s growth. In Canada,

MANAGEMENT’S DISCUSSION AND ANALYSIS
June 30, 2011
STANTEC INC. (UNAUDITED)

we expect to continue to secure P3 opportunities and to leverage our design and buildings engineering expertise to increase the scope and size of our work in the United States and internationally. We developed the outlook for our Environment practice area based on strong commodity prices and assuming that our size, presence, and reputation in the environmental market will continue to increase our share of larger, long-term projects with national and international scope. As well, we expect that water-related services and spending by our energy sector clients will be driven by a more stringent regulatory environment. In outlining the outlook for our Industrial practice area, we assumed that commodity prices will continue to remain strong and that activity in the mining and resource sectors will be robust. In establishing the outlook for our Transportation practice area, we assumed that P3 projects will continue to provide a potential stream of work in Canada and that our rail and transit groups will maintain their current activity levels. We also assumed that decreasing tax revenues, efforts to reduce state and provincial deficits, and continued uncertainty in the United States about long-term funding may cause delays in some planned projects moving forward. Finally, in outlining the outlook for our Urban Land practice area, we assumed that housing starts will increase in Canada and stabilize in the United States as forecast by the CMHC and NAHB, respectively.

The preceding list of assumptions is not exhaustive. Investors and the public should carefully consider these factors, other uncertainties, and potential events as well as the inherent uncertainty of forward-looking statements when relying on these statements to make decisions with respect to our Company. The forward-looking statements contained herein represent our expectations as of August 3, 2011, and, accordingly, are subject to change after such date. Except as may be required by law, we do not undertake to update any forward-looking statement, whether written or verbal, that may be made from time to time. In the case of the ranges of expected performance for fiscal 2011, it is our current practice to evaluate and, where we deem appropriate, provide updates. However, subject to legal requirements, we may change this practice at any time at our sole discretion.

CORE BUSINESS AND STRATEGY

Our Company provides professional consulting services in planning, engineering, architecture, interior design, landscape architecture, surveying, project management, environmental sciences, and project economics for infrastructure and facilities projects. By integrating our expertise in these areas across North America, in the Caribbean, and in other international locations, we are able to work as “One Team” providing our clients with a vast number of project solutions. This integrated approach also enables us to execute our “Global Expertise. Local Strength.” operating philosophy. We support the services we deliver through local offices with the knowledge and skills of our entire organization. Through multidiscipline service delivery, we also support clients throughout the project life cycle—from the initial conceptual planning to project completion and beyond.

Our goal is to become and remain a top 10 global design and consulting services firm, and our focus is to provide professional services in the infrastructure and facilities market principally on a fee-for-service basis while participating in various models of alternative project delivery. To achieve our goal, from 2011 to 2020 we intend to continue to expand the depth and breadth of our services, which we expect to result in growth. Our core business and strategy and the key performance drivers and capabilities required to meet our goal have not changed in Q2 11 from those described on pages M-4 to M-10 of our 2010 Financial Review and are incorporated by reference herein.

RESULTS

Overall Performance

Highlights for Q2 11

We achieved solid results for the second quarter of 2011. Compared to Q2 10 our gross revenue increased 11.1% to $412.3 million from $371.1 million, EBITDA (which is defined in the Definition of Non-GAAP Measures in the Critical Accounting Estimates, Developments, and Measures section of our 2010 Financial Review) increased 9.8% to $49.5

MANAGEMENT’S DISCUSSION AND ANALYSIS
June 30, 2011
STANTEC INC. (UNAUDITED)

million from $45.1 million, net income increased 8.0% to $25.7 million from $23.8 million, and diluted earnings per share increased 7.7% to $0.56 from $0.52.

Our revenue was positively impacted by acquisitions completed in 2010 and 2011, offset by a slower than anticipated economic recovery in the United States. Compared to Q2 10, we reported an increase in organic growth in all our practice areas except for Buildings and Transportation as more fully discussed on pages M-8 to M-15.

The following table summarizes key financial data for Q2 11 and Q2 10 and for the first two quarters of 2011 and 2010:

	Quarter ended June 30				Two quarters ended June 30
(In millions of Canadian dollars, except per share amounts and %)	2011	2010	Change $	Change %	2011	2010	Change $	Change %

Gross revenue	412.3	371.1	41.2	11.1%	821.0	742.7	78.3	10.5%
Net revenue	342.3	303.8	38.5	12.7%	679.1	600.6	78.5	13.1%
Net income	25.7	23.8	1.9	8.0%	49.5	40.1	9.4	23.4%
Earnings per share – basic	0.56	0.52	0.04	7.7%	1.08	0.88	0.20	22.7%
Earnings per share – diluted	0.56	0.52	0.04	7.7%	1.08	0.87	0.21	24.1%
EBITDA (note 1)	49.5	45.1	4.4	9.8%	95.5	87.8	7.7	8.8%
Cash flows from (used in) operating activities	3.1	22.6	(19.5)	n/m	(10.3)	12.3	(22.6)	n/m
Cash flows used in investing activities	(21.5)	(6.2)	(15.3)	n/m	(63.5)	(37.3)	(26.2)	n/m
Cash flows from (used in) financing activities	6.4	(7.7)	14.1	n/m	12.1	36.4	(24.3)	n/m
n/m = not meaningful
note 1: EBITDA is calculated as income before income taxes plus net interest expense, amortization of intangible assets, depreciation of property and equipment, and goodwill and intangible impairment, as further discussed in the Definition of Non-GAAP Measures in the Critical Accounting Estimates, Developments, and Measures section of our 2010 Financial Review.

We successfully completed the conversion of our financial processes and results to IFRS. Our Q2 11 consolidated financial statements have been prepared under IFRS along with our comparative figures as further discussed on pages M-29 to M-33. As part of the conversion process, we assessed and concluded that IFRS had a minimal impact on our internal controls over financial reporting, disclosure controls and procedures, information technology systems, and business activities, including our strategies, budgeting and forecasting processes, debt covenants, key performance indicators, and compensation plans. The accounting policies applied in our Q2 11 consolidated financial statements are based on IFRS issued and outstanding as of August 3, 2011. Any subsequent changes to IFRS that are given effect in our annual consolidated financial statements for the year ending December 31, 2011, could result in restatement of our Q2 11 interim consolidated financial statements, including the transition adjustments recognized on the changeover to IFRS.

The following highlights key activities and initiatives in the quarter ended June 30, 2011:

●
On May 13, 2011, we successfully issued $70 million in aggregate principal amount of 4.332% senior secured notes due May 10, 2016, and $55 million in aggregate principal amount of 4.757% senior secured notes due May 10, 2018. We used the $125.0 million to repay a portion of our revolving credit facility. The notes are ranked equally with our existing revolving credit facility.

●
On May 27, 2011, we acquired the shares and business of the Caltech Group (Caltech), which added approximately 200 staff to our Company. Headquartered in Calgary, Alberta, Caltech provides multidisciplinary engineering, procurement, and construction management services. The addition of Caltech’s services will augment our existing oil and gas and power business throughout North America, and will position us to provide a more diverse range of consulting services in two growing markets. Caltech has extensive experience in the

MANAGEMENT’S DISCUSSION AND ANALYSIS
June 30, 2011
STANTEC INC. (UNAUDITED)

design of utility, electrical asset, and telecom facilities, which includes a wide range of client planning, engineering, consulting, and development services.

●
During the second quarter of 2011, we renewed our normal course issuer bid with the Toronto Stock Exchange, which allows us to repurchase up to 2,287,592 common shares during the period of June 1, 2011, to May 31, 2012, representing approximately 5% of our shares outstanding. We are of the opinion that, at times, the market price of our common shares does not fully reflect the value of our business or future business prospects and that, at such times, the purchase of our shares represents an attractive, appropriate, and desirable use of available funds.

●
During the second quarter of 2011, our board of directors elected Mr. Aram H. Keith as our new chairman. Mr. Keith has been a board member since 2005. Mr. Keith cofounded The Keith Companies, Inc. in 1983 and served as its chief executive officer and board chairman until its acquisition by Stantec in 2005. In 2005, he was named an Entrepreneur of the Year in Irvine, California, by Ernst & Young. Mr. Keith received a bachelor of science degree in civil engineering from California State University at Fresno, where he was recently named one of the Alumni of the Year. Now retired, he serves on several nonprofit boards and is very active in various philanthropic endeavors.

Results compared to 2011 targets
In our 2010 annual Management’s Discussion and Analysis, we established various ranges of expected performance for fiscal 2011. The following is an indication of our progress toward these targets:
Measure	2011 Expected Range	Actual Q2 11 YTD Results Achieved

Gross margin as % of net revenue	Between 54.5 and 56.5%	55.4	% ✓
Administrative and marketing expenses as % of net revenue	Between 41 and 43%	41.3	% ✓
Net income as % of net revenue	At or above 6%	7.3	% ✓
Effective income tax rate	At or below 28.5%	27.0	% ✓
Return on equity (note 1)	At or above 14%	17.0	% ✓
Net debt to equity ratio (note 2)	At or below 0.5 to 1	0.49	✓
The above table contains forward-looking statements. See the Caution Regarding Forward-Looking Statements section of this Management’s Discussion and Analysis.
note 1: Return on equity is calculated as net income for the last four quarters divided by average shareholders’ equity over each of these quarters.
note 2: Net debt to equity ratio is calculated as long-term debt plus current portion of long-term debt and bank indebtedness less cash and short-term deposits, all divided by shareholders’ equity.
✓ Met our target

Year to date, we are meeting all our targets for 2011.

Balance Sheet
Our total assets increased by $0.9 million from December 31, 2010. This increase was principally due to a $45.6 million increase in trade and other receivables and in unbilled revenue mainly due to the timing of milestone billings, an $11.7 million increase in goodwill mainly due to the QuadraTec and Caltech acquisitions, a $6.8 million increase in other financial assets principally from an increase in investments held for self-insured liabilities, and a $2.8 million increase in income taxes recoverable. These increases were partially offset by a $57.1 million decrease in cash and short-term deposits because cash was being held at December 31, 2010, for the payment of notes from acquisitions that were paid in early January 2011. As well, property and equipment decreased by $5.9 million mainly due to depreciation, and intangible assets decreased by $2.3 million mainly due to amortization.

Our total liabilities decreased by $35.2 million from December 31, 2010, partly because of a $23.8 million decrease in trade and other payables due primarily to payment of annual employee bonuses in Q1 11 and trade payable and

MANAGEMENT’S DISCUSSION AND ANALYSIS
June 30, 2011
STANTEC INC. (UNAUDITED)

accrued liabilities assumed from acquired companies. Our billings in excess of costs decreased by $14.3 million due to the timing of billings, income taxes payable decreased by $4.6 million due to the payment of income taxes payable assumed from acquisitions, and other financial liabilities decreased by $2.4 million resulting mainly from the payment of accrued interest on notes payable. These decreases were partially offset by a $5.4 million increase in bank indebtedness, a $1.1 million increase in provisions resulting from an increase in the provisions for self-insured liabilities, and a $2.2 million increase in other liabilities due to an increase in lease inducement benefits.

In addition, the carrying amount of the assets and liabilities of our US subsidiaries on our consolidated balance sheets decreased due to the strengthening of the Canadian dollar from US$1.01 at December 31, 2010, to US$1.04 at June 30, 2011.

Our shareholders’ equity increased by $36.1 million from December 31, 2010. This increase was mainly due to $49.5 million in net income earned in the first two quarters of 2011, $0.7 million in share options exercised for cash, and $1.3 million in share-based compensation expense. These increases were offset by a $3.5 million repurchase of shares under our normal course issuer bid and an $11.9 million decrease in other comprehensive income mainly attributable to foreign exchange adjustments. These foreign exchange adjustments represent unrealized foreign exchange gains and losses that occur when translating our foreign operations into Canadian dollars.

Results of Operations

Our Company operates in one reportable segment—Consulting Services. We provide knowledge-based solutions for infrastructure and facilities projects through value-added professional services, principally under fee-for-service agreements with clients.

The following table summarizes our key operating results on a percentage of net revenue basis and the percentage increase in the dollar amount of these results for the second quarter of 2011 and for the first two quarters of 2011 compared to the same periods in 2010.

	Quarter ended June 30			Two quarters ended June 30
	Percentage of Net Revenue		Percentage Increase (Decrease) *	Percentage of Net Revenue		Percentage Increase (Decrease) *
	2011	2010	2011 vs. 2010	2011	2010	2011 vs. 2010
Gross revenue	120.4%	122.2%	11.1%	120.9%	123.7%	10.5%
Net revenue	100.0%	100.0%	12.7%	100.0%	100.0%	13.1%
Direct payroll costs	44.9%	44.3%	14.2%	44.6%	44.4%	13.5%
Gross margin	55.1%	55.7%	11.5%	55.4%	55.6%	12.7%
Administrative and marketing expenses	40.4%	40.8%	11.6%	41.3%	41.1%	13.6%
Depreciation of property and equipment	1.9%	2.1%	13.3%	2.0%	1.9%	12.7%
Amortization of intangible assets	1.4%	1.2%	21.6%	1.4%	1.3%	19.5%
Net interest expense	0.8%	0.7%	27.3%	0.7%	0.6%	42.9%
Other net finance expense/(income)	0.2%	(0.1%)	n/m	0.2%	(0.1%)	n/m
Share of income from associates	0.0%	(0.2%)	(83.3%)	(0.1%)	(0.2%)	(75.0%)
Foreign exchange gain/(loss)	0.1%	0.3%	(81.8%)	(0.1%)	0.2%	(140.0%)
Other (income)/expense	0.0%	0.0%	n/m	0.0%	0.0%	n/m
Income before income taxes	10.3%	10.9%	6.3%	10.0%	10.8%	4.8%
Income taxes	2.8%	3.1%	2.1%	2.7%	4.1%	(25.5%)
Net income	7.5%	7.8%	8.0%	7.3%	6.7%	23.4%
* % increase calculated based on the dollar change from the comparable period
n/m = not meaningful

MANAGEMENT’S DISCUSSION AND ANALYSIS
June 30, 2011
STANTEC INC. (UNAUDITED)

The following section outlines certain factors that affected the results of our operations in the second quarter of 2011 and should be read in conjunction with our unaudited consolidated financial statements for the quarter ended June 30, 2011.

Gross and Net Revenue
The following discussion includes forward-looking statements. For an outline of the material risks and assumptions associated with these statements, refer to the Caution Regarding Forward-Looking Statements at the beginning of this report.

In the course of providing professional services, we incur certain direct costs for subconsultants, equipment, and other expenditures that are recoverable directly from our clients. The revenue associated with these direct costs is included in our gross revenue. Since such direct costs and their associated revenue can vary significantly from contract to contract, changes in our gross revenue may not be indicative of our revenue trends. Accordingly, we also report net revenue, which is gross revenue less subconsultant and other direct expenses, and analyze our results in relation to net revenue rather than gross revenue. Revenue earned by acquired companies in the first 12 months after their acquisition is initially reported as revenue from acquisitions and thereafter as organic revenue.

All our practice areas generate a portion of their gross revenue in the United States. The value of the Canadian dollar averaged US$1.03 in Q2 11 compared to US$0.97 in Q2 10, representing a 6.2% increase. This strengthening of the Canadian dollar had a negative effect on the revenue reported in Q2 11 compared to Q2 10.

The following table summarizes the impact of acquisitions, organic growth, and foreign exchange on our gross and net revenue for the first two quarters of 2011 compared to the same periods in 2010.

	Quarter ended	Two quarters ended
Gross Revenue	June 30	June 30
(In millions of Canadian dollars)	2011 vs. 2010	2011 vs. 2010

Increase (decrease) due to:
Acquisition growth	51.6	99.9
Organic growth	(1.8)	(5.6)
Impact of foreign exchange rates on revenue
earned by foreign subsidiaries	(8.6)	(16.0)

Total net increase in gross revenue	41.2	78.3

	Quarter ended	Two quarters ended
Net Revenue	June 30	June 30
(In millions of Canadian dollars)	2011 vs. 2010	2011 vs. 2010

Increase (decrease) due to:
Acquisition growth	41.7	79.3
Organic growth	3.4	11.5
Impact of foreign exchange rates on revenue
earned by foreign subsidiaries	(6.6)	(12.3)

Total net increase in net revenue	38.5	78.5

MANAGEMENT’S DISCUSSION AND ANALYSIS
June 30, 2011
STANTEC INC. (UNAUDITED)

The net increase in gross revenue was $41.2 million for Q2 11 over Q2 10 due to a $51.6 million increase in acquisition growth, offset by an $8.6 million impact of foreign exchange and a $1.8 million retraction in organic revenue. The increase in acquisition gross and net revenue in Q2 11 compared to the same quarter last year was due to the revenue earned in Q2 11 attributed to the acquisitions listed in the Revenue by Region and Revenue by Practice Area sections below. The retraction in organic revenue in Q2 11 compared to Q2 10 was experienced in our Buildings and Transportation practice areas as described below.

The increase in net revenue was $38.5 million for Q2 11 over Q2 10 due to a $41.7 million increase in acquisition growth and a $3.4 million increase in organic growth, offset by a $6.6 million impact of foreign exchange. The positive organic growth on a net revenue basis versus the retraction on a gross revenue basis is due to a reduction in the use of subconsultants in Q2 11 compared to Q2 10 in all of our practice areas except Urban Land.

The following table summarizes the growth in gross revenue by region for the first two quarters of 2011 compared to the same periods in 2010:

Gross Revenue by Region
	Quarter	Quarter
	Ended	Ended				Change Due
	June 30,	June 30,		Change Due to	Change Due to	to Foreign
(in millions of Canadian dollars)	2011	2010	Total Change	Acquisitions	Organic Growth	Exchange

Canada	232.6	226.4	6.2	4.7	1.5	n/a
United States	165.4	139.0	26.4	39.1	(4.1)	(8.6)
International	14.3	5.7	8.6	7.8	0.8	-

Total	412.3	371.1	41.2	51.6	(1.8)	(8.6)
	Two Quarters	Two Quarters
	Ended	Ended				Change Due
	June 30,	June 30,		Change Due to	Change Due to	to Foreign
(in millions of Canadian dollars)	2011	2010	Total Change	Acquisitions	Organic Growth	Exchange

Canada	458.6	447.3	11.3	7.5	3.8	n/a
United States	332.7	283.5	49.2	76.5	(11.3)	(16.0)
International	29.7	11.9	17.8	15.9	1.9	-

Total	821.0	742.7	78.3	99.9	(5.6)	(16.0)
n/a - not applicable

MANAGEMENT’S DISCUSSION AND ANALYSIS
June 30, 2011
STANTEC INC. (UNAUDITED)

Revenue in all regions was positively impacted by the acquisitions completed in 2010 and 2011, offset by a negative impact due to the slower than anticipated economic recovery in the United States and the strengthening of the Canadian dollar against the US dollar in Q2 11 compared to Q2 10.

The following lists the acquisitions completed in 2010 and 2011 that impacted specific regions year to date:

●	Canada: Project Control Group Inc. (PCGI) (March 2010); TetrES Consultants Inc. (TetrES) (April 2010); QuadraTec, Inc. (QuadraTec) (February 2011); and the Caltech Group (Caltech) (May 2011)
●
United States: IEA Holdings, Inc. (IEA) (July 2010); WilsonMiller, Inc. (WilsonMiller) (July 2010); Natural Resources Consulting, Inc. (NRC) (July 2010); Communication Arts, Inc. (CommArts) (August 2010); Anshen & Allen Architecture, Inc. (Anshen + Allen) (September 2010); ECO:LOGIC Engineering (ECO:LOGIC) (September 2010); Street Smarts, Inc. and Data Smarts, LLC (Street Smarts) (October 2010); and Burt Hill, Inc. (Burt Hill) (December 2010)

●	International: IEA Holdings, Inc. (July 2010); Anshen + Allen (September 2010); WilsonMiller (July 2010); and Burt Hill (December 2010)

Canada. Gross revenue in our Canadian operations increased by 2.7% in Q2 11 compared to Q2 10 and by 2.5% year to date in 2011 compared to 2010. Of the $11.3 million increase year to date, $7.5 million was due to acquisitions, and $3.8 million was due to organic growth. We believe that we will experience moderate growth in Canada in 2011 compared to 2010 mainly due to increased activity in the oil and gas and mining sectors.

United States. Gross revenue in our US operations increased by 19.0% in Q2 11 compared to Q2 10 and by 17.4% year to date. Of the $49.2 million increase year to date, $76.5 million was due to acquisitions, offset by an $11.3 million retraction in organic revenue and a $16.0 million decline due to the impact of foreign exchange. During the quarter, we revised our expectation of growth in the United States for 2011 compared to 2010 to stable from nominal growth due to the slower than anticipated recovery of the US economy.

International. Gross revenue in our International operations grew by 150.9% in Q2 11 compared to Q2 10 and by 149.6% year to date. Of the $17.8 million increase, $15.9 million was due to acquisition growth, and $1.9 million was due to organic growth. We believe that we will experience moderate growth internationally in 2011 compared to 2010 due to activity from our newly-acquired Buildings practices abroad and from some activity in the mining sector.

The following table summarizes gross revenue by practice area for the first two quarters of 2011 compared to the same periods in 2010:

MANAGEMENT’S DISCUSSION AND ANALYSIS
June 30, 2011
STANTEC INC. (UNAUDITED)

	Quarter ended June 30
Practice Area		% of		% of	% Change
Gross Revenue		Consulting		Consulting	in Gross
		Services		Services	Revenue
(In millions of Canadian		Gross		Gross	2011 vs.
dollars, except %)	2011	Revenue	2010	Revenue	2010

Buildings	106.7	25.9%	80.7	21.7%	32.2%
Environment	148.7	36.0%	143.7	38.7%	3.5%
Industrial	67.2	16.3%	61.3	16.5%	9.6%
Transportation	46.1	11.2%	46.7	12.6%	(1.3%)
Urban Land	43.6	10.6%	38.7	10.5%	12.7%

Total	412.3	100.0%	371.1	100.0%	11.1%

	Two quarters ended June 30
Practice Area		% of		% of	% Change
Gross Revenue		Consulting		Consulting	in Gross
		Services		Services	Revenue
(In millions of Canadian		Gross		Gross	2011 vs.
dollars, except %)	2011	Revenue	2010	Revenue	2010

Buildings	220.1	26.8%	165.9	22.4%	32.7%
Environment	290.8	35.4%	293.5	39.5%	(0.9%)
Industrial	135.1	16.5%	120.2	16.2%	12.4%
Transportation	92.5	11.3%	89.4	12.0%	3.5%
Urban Land	82.5	10.0%	73.7	9.9%	11.9%

Total	821.0	100.0%	742.7	100.0%	10.5%
Note: Comparative figures have been restated due to a realignment of several practice components between our Buildings, Industrial, and Urban Land practice areas.

As indicated above, our gross revenue was impacted by acquisitions, a slight retraction in organic revenue due to a reduction in the use of subconsultants, and the effect of foreign exchange rates on revenue earned by our foreign subsidiaries. The impact of these factors on gross revenue earned by practice area is summarized as follows:

MANAGEMENT’S DISCUSSION AND ANALYSIS
June 30, 2011
STANTEC INC. (UNAUDITED)

Practice Area Gross Revenue
	Quarter ended June 30, 2011 vs. 2010
		Change Due	Change Due	Change Due
		to	to Organic	to Foreign
(In millions of Canadian dollars)	Total Change	Acquisitions	Growth	Exchange

Buildings	26.0	31.5	(4.4)	(1.1)
Environment	5.0	8.5	0.7	(4.2)
Industrial	5.9	4.4	2.4	(0.9)
Transportation	(0.6)	3.6	(2.5)	(1.7)
Urban Land	4.9	3.6	2.0	(0.7)

Total	41.2	51.6	(1.8)	(8.6)

	Two quarters ended June 30, 2011 vs. 2010
		Change Due	Change Due	Change Due
		to	to Organic	to Foreign
(In millions of Canadian dollars)	Total Change	Acquisitions	Growth	Exchange

Buildings	54.2	65.3	(9.0)	(2.1)
Environment	(2.7)	14.6	(9.5)	(7.8)
Industrial	14.9	6.3	10.3	(1.7)
Transportation	3.1	6.6	(0.4)	(3.1)
Urban Land	8.8	7.1	3.0	(1.3)

Total	78.3	99.9	(5.6)	(16.0)
Note: Comparative figures have been restated due to a realignment of several practice components between our Buildings, Industrial, and Urban Land practice areas.

The following lists the acquisitions completed in 2010 and 2011 that impacted specific practice areas year to date:

●	Buildings: CommArts (August 2010); Anshen + Allen (September 2010); Burt Hill (December 2010); and QuadraTec (February 2011)
●	Environment: TetrES (April 2010); WilsonMiller (July 2010); NRC (July 2010); and ECO:LOGIC (September 2010)
●	Industrial: PCGI (March 2010); IEA (July 2010); and Caltech (May 2011)
●	Transportation: WilsonMiller (July 2010) and Street Smarts (October 2010)
●	Urban Land: WilsonMiller (July 2010)

Buildings. Gross revenue for the Buildings practice area increased by 32.2% in Q2 11 compared to Q2 10 and by 32.7% year to date in 2011 compared to 2010. Of the $54.2 million increase year to date, $65.3 million was due to acquisitions, offset by a $9.0 million retraction in organic revenue, and $2.1 million due to the impact of foreign exchange. Organic revenue retracted due to continued softness of the US healthcare market. The industry is also experiencing increased competition and uncertainty in funding for public sector projects. In the United States, spending in the education and institutional sector is slowing down due to budget cut concerns. Despite the softening of these various sectors, we still continued to secure projects in our principal focus areas of healthcare and educational facility planning and design which we expect will provide us projects later into 2011 and 2012. Our expanded geographic presence enabled us to pursue international opportunities. During the quarter we also secured a major international healthcare facility project. We are well positioned to obtain P3 opportunities, which continue to emerge in Canada although at a reduced rate. During the quarter, we experienced success in commercial

MANAGEMENT’S DISCUSSION AND ANALYSIS
June 30, 2011
STANTEC INC. (UNAUDITED)

opportunities in Canada. For example, we were selected to provide consulting services in support of two major US retailers’ entrance into the Canadian market. We also continue to be recognized for our expertise in airport design. During Q2 we secured a project to provide facility programming, architectural and engineering services for the new Shell Aerocentre at Edmonton International Airport in Edmonton, Alberta.

During the quarter, we revised our outlook for our Buildings practice area from stable in 2011 to a modest organic decline. We believe the uncertainty in funding for public projects and increased competition may continue to impact the practice area’s growth. We expect that our geographic footprint, expanded through recent acquisitions, will allow us to further strengthen and leverage our expertise in healthcare and educational facility design in 2011, although the expected growth from these acquisitions may continue to be tempered by softened economic conditions in California and the United Kingdom. In Canada, we expect to continue securing P3 opportunities in 2011 due to our presence and relationships in P3 markets and to the top-tier positioning of our Architecture and Buildings Engineering practices. In addition, we expect our enhanced and expanded architecture and buildings engineering expertise in the United States to position us to undertake projects of more diverse scope and size in the United States and internationally. We will continue our diversification into private-sector and commercial markets.

Environment. Gross revenue for the Environment practice area increased by 3.5% in Q2 11 compared to Q2 10 and decreased by 0.9% year to date in 2011 compared to 2010. Of the $2.7 million decrease year to date, $9.5 million was due to a retraction in organic revenue, and $7.8 million was due to the impact of foreign exchange, offset by $14.6 million acquisition growth. The decrease in organic revenue year to date was mainly due to a reduction in pass through subcontractor costs associated with a contraction in our environmental remediation business as many of our commercial clients reduced their environmental spending in 2010. Inclement weather in Q1 11 in several areas also delayed a number of spring project starts. These factors were partially offset by a recovery in the oil and gas, power, and mining sectors. During the first half of 2011, high oil prices encouraged increased activity in the Alberta oil sands and in shale gas development in the United States. For example, we are providing a variety of environmental compliance and regulatory support services to Talisman Energy in support of their unconventional gas development efforts. Our services involve the development of a ground water protection program, waste management program, and prevention and preparedness plans for Talisman’s sites in Pennsylvania, New York, and Texas. We also continue to strategically reposition our oil and gas services to win more front-end environmental assessment and compliance services. A number of our private sector clients are reassessing their capital spending for 2011, and our portfolio of project starts is favorable overall. In the water sector, new investment is relatively flat as municipalities deal with budget constraints. However, there is still investment in existing facilities due to regulatory requirements and consent decrees that require water and sewage treatment plants to be upgraded. For example, during the quarter we were awarded a project to provide conceptual, preliminary, and detailed design, construction and post construction services for the City of Winnipeg North End Water Pollution Control Center facilities rehabilitation in Winnipeg, Manitoba. We continue to expand our water service offerings into other industrial water activities such as tailing pond treatment, flood control, and water resource management projects. As our geographic presence and competitive profile have increased, we have continued to pursue and win larger, multiyear, and higher-profile projects.

We believe that the outlook for our Environment practice area is stable to moderate organic growth in 2011, with stronger growth in the second half of the year. The practice area’s expanded geographic presence and service offerings over the past several years places us in a top 10 category among the world’s environmental service providers, and we expect that our size, presence, and reputation in the environmental market will continue to increase our share of larger, long-term projects with national and international scope in 2011. During 2010, continued financial pressure on North American cities resulted in a sluggish development market and depressed demand for water-related services. In the water sector, certain required projects continue to move ahead, though continued financial pressure on North American cities is resulting in depressed demand for water-related services. We believe that we are well positioned to secure opportunities resulting from increasingly stringent environmental regulatory requirements as well as emerging industrial water issues.

MANAGEMENT’S DISCUSSION AND ANALYSIS
June 30, 2011
STANTEC INC. (UNAUDITED)

Industrial. Gross revenue for the Industrial practice area increased by 9.6% in Q2 11 compared to Q2 10 and by 12.4% year to date in 2011 compared to 2010. Of the $14.9 million increase year to date, $6.3 million was due to acquisitions, and $10.3 million was due to organic growth, offset by $1.7 million due to the impact of foreign exchange. The increase in organic growth year to date was mainly due to an increase in project activity, in particular in the mining and oil and gas sectors, which resulted in increased staff levels and backlog. We continue to secure work with current and new clients in the mining sector. We are also expanding our role and scope beyond our normal focus area of underground and related services. For example, during the quarter we were awarded a pre-feasibility study by QuadraFNX Mining Ltd. for its nickel-copper Victoria mine project near Sudbury, Ontario. Commodity prices, a key driver for this practice area, remain strong and spur the capital spending plans of our private sector clients. High oil prices led to additional projects in the oil and gas sector as our clients are adding capacity for storage and distribution. Our Power practice continued to secure projects in the area of clean coal and gas combustion during the quarter. We continued to provide our services as the owner’s engineer for SaskPower’s Boundary Dam power facility, located in Saskatchewan, which, once complete, is expected to be the first large-scale commercial carbon capture and storage project in the world. The Industrial practice area continued to work on renewable energy projects, including wind power, solar power, and smart grid initiatives. For example, during the quarter we secured a project to provide engineering services to support the construction of a 100 megawatt wind farm in Port Dover, Ontario. Our industrial buildings and facilities sector is also growing as large transport and equipment dealers, manufacturers, and servicing companies, public and private, are renewing or building facilities.

We believe that the outlook for our Industrial practice area is moderate organic growth in 2011. After improving throughout the last year, commodity prices remain strong, while activity in the mining and oil and gas sectors is expected to be robust. Our capabilities in renewable energy and smart grid technology will allow us to take advantage of any market opportunities in sustainable energy development.

Transportation. Gross revenue for the Transportation practice area decreased by 1.3% in Q2 11 compared to Q2 10 and increased by 3.5% year to date in 2011 compared to 2010. Of the $3.1 million increase year to date, $6.6 million was due to acquisitions, offset by a $0.4 million retraction in organic revenue, and $3.1 million due to the impact of foreign exchange. The organic retraction was mainly caused by a reduction in pass through subcontractor costs and by some large projects being delayed both in Canada and the United States due to funding issues, and by some larger projects coming to completion. In the United States, as deficit positions and a lack of long-term federal funding strategy hold back larger projects, the smaller, shorter-term and maintenance-type projects are proceeding, although competition for smaller projects has increased. Nonetheless, we are well positioned to secure these smaller projects due to our relationship with municipal and local markets. For example, during the quarter we were awarded two projects by The Port Authority of New York and New Jersey— the biennial inspection of the Bayonne Bridge and George Washington Bridge in New York and New Jersey. We also secured an assignment to provide expert professional aeronautical electrical engineering services to The Port Authority of New York and New Jersey for five airports in the New York and New Jersey area. During the quarter, the practice area continued to secure projects in Canada and the United States providing roadway rehabilitation and ongoing bridge inspection services, as well as a wide range of new and upgrade projects in the rail and transit sectors. For example, we secured a contract to inspect and design repairs for the Grand Central Terminal Train Shed and Park Avenue Tunnel in New York, New York.

During the quarter, we revised our outlook for Transportation from stable to moderate organic growth in 2011 to stable organic growth. We revised our outlook based on the funding issues and project delays as explained above. P3 projects continue to provide a potential stream of work in Canada, where our size and geographic presence are well suited for these larger assignments. We also expect our rail and transit groups to maintain their current activity levels in 2011. Decreasing tax revenues, efforts to reduce state and provincial deficits, and continued uncertainty in the United States about long-term funding may continue to cause delays in some planned transportation projects.

MANAGEMENT’S DISCUSSION AND ANALYSIS
June 30, 2011
STANTEC INC. (UNAUDITED)

Urban Land. Gross revenue for the Urban Land practice area increased by 12.7% in Q2 11 compared to Q2 10 and by 11.9% year to date in 2011 compared to 2010. Of the $8.8 million increase year to date, $7.1 million was due to acquisitions, and $3.0 million was due to organic growth, offset by $1.3 million due to the impact of foreign exchange. In Q2 11, Canada accounted for approximately 63% of our urban land business, with the remainder of the work being spread throughout a number of locations in the United States. During Q2 11, single-family housing starts in the United States stabilized and Canada showed signs of gradual increase. In the United States there are some positive signs including land developers returning to the review and purchase of property. However, a recovery is still complicated by foreclosures and credit issues and there are still economic indicators pointing towards ongoing economic challenges. Based on our geographic presence in North America, we continued to secure larger, multilocation projects. The practice area also continued to pursue and take advantage of opportunities in both the residential and non-residential markets in Canada. For example, during the quarter we provided consulting services relating to the design and construction of Mahogany Stage 1 subdivision, a 426-hectare residential community in Calgary, Alberta. In the United States, the practice area continued to pursue non-residential work, mainly in the public sector, to supplement its residential project backlog. During Q2 11, we were awarded the Wescott Park project in North Charleston, South Carolina. Wescott Park is a youth sports complex which includes baseball fields, training facilities, boardwalks, playgrounds, picnic areas, amphitheatre, and maintenance facilities.

During the quarter we revised our outlook for Urban Land from stable in 2011 to stable to moderate organic growth. We revised our outlook due to the anticipated stability and signs of slight growth in the Canadian residential sectors. In 2011, we expect to continue diversifying our client base, building and leveraging our reputation with the public sector, and focusing on our multidisciplinary team approach.

Gross Margin
For a definition of gross margin, refer to the Definition of Non-GAAP Measures section included in our 2010 Financial Review and incorporated by reference herein. Our gross margin as a percentage of net revenue was 55.1% in Q2 11 compared to 55.7% in Q2 10. The year-to-date gross margin was 55.4% for 2011 compared to 55.6% for 2010. Our year-to-date gross margin for 2011 was within the target range of 54.5 to 56.5% set out in our 2010 Financial Review. Our Q2 2011 and year-to-date gross margin percentages decreased in all practice areas except Environment and Urban Land.

The following table summarizes our gross margin percentages by practice area for Q2 11 and Q2 10 and on a year-to-date basis for 2011 and 2010.

	Quarter Ended		Two Quarters Ended
	June 30		June 30
Gross Margin by Practice Area	2011	2010	2011	2010

Buildings	54.6%	56.3%	55.6%	56.5%
Environment	58.2%	57.2%	58.1%	57.1%
Industrial	49.5%	51.7%	49.9%	51.4%
Transportation	52.7%	54.0%	53.1%	53.5%
Urban Land	57.8%	57.7%	58.3%	57.5%
Note: Comparative figures have been restated due to a realignment of several practice components between our Buildings, Industrial, and Urban Land practice areas.

In general, fluctuations in the margins reported depend on the particular mix of projects in progress during any quarter and on our project execution. These fluctuations reflect the nature of our business model, which is based on diversifying our operations across geographic regions, practice areas, and all phases of the infrastructure and facilities project life cycle.

MANAGEMENT’S DISCUSSION AND ANALYSIS
June 30, 2011
STANTEC INC. (UNAUDITED)

The following table summarizes our gross margin percentages by region for Q2 11 and Q2 10 and on a year-to-date basis for 2011 and 2010.

	Quarter Ended		Two Quarters Ended
	June 30		June 30
Gross Margin by Region	2011	2010	2011	2010

Canada	56.9%	57.4%	57.2%	57.2%
United States	53.0%	52.5%	53.2%	52.8%
International	47.9%	56.3%	51.3%	58.0%

The reduction in gross margin in our International region resulted from the mix of projects in progress during the quarter and the addition of our United Arab Emirates operations, for which margins were lower than for our other international operations. In Q2 11 and year to date, the lower gross margins experienced in the United States and internationally compared to Canada were principally due to the mix of projects in progress, the competitive environment in the United States and internationally, and the lower margins generally experienced in US government projects especially in our Transportation practice area.

Administrative and Marketing Expenses
Our administrative and marketing expenses as a percentage of net revenue were 40.4% for Q2 11 compared to 40.8% for Q2 10. Our year-to-date administrative and marketing expenses as a percentage of net revenue were 41.3% for 2011 compared to 41.1% for 2010, falling within our expected range of 41 to 43%. Administrative and marketing expenses may fluctuate from quarter to quarter as a result of the amount of staff time charged to marketing and administrative labor, which is influenced by the mix of projects in progress and being pursued during the period, as well as by integration activities. In the months following the completion of an acquisition, there is usually an increase in staff time charged to administration and marketing due to integration activities including the orientation of newly acquired staff. Year to date, our administrative and marketing expenses as a percentage of net revenue were slightly higher in 2011 compared to 2010 due to integration activities especially associated with the migration of Anshen + Allen, Burt Hill, and QuadraTec to our financial enterprise systems. As well, year to date we recognized more lease exit liabilities compared to the same period in 2010.

Intangible Assets
The timing of completed acquisitions, the size of acquisitions, and the type of intangible assets acquired impact the amount of amortization of intangible assets in a period. Client relationships are amortized over estimated useful lives ranging from 10 to 15 years, whereas contract backlog is amortized over an estimated useful life of generally 1 to 3 years. Consequently, the impact of the amortization of contract backlog can be significant in the 4 to 12 quarters following an acquisition. Backlog is a non-IFRS measure further discussed in the Definition of Non-GAAP Measures in the Critical Accounting, Estimates, Developments, and Measures section of our 2010 Financial Review. As at June 30, 2011, $2.2 million of the $69.9 million in intangible assets related to backlog. The following table summarizes the amortization of identifiable intangible assets for Q2 11 and Q2 10 and on a year-to-date basis for 2011 and 2010.

MANAGEMENT’S DISCUSSION AND ANALYSIS
June 30, 2011
STANTEC INC. (UNAUDITED)

	Quarter Ended		Two Quarters Ended
Intangibles	June 30		June 30
(In thousands of Canadian dollars)	2011	2010	2011	2010

Amortization of client relationships	1,371	1,082	2,733	2,167
Amortization of backlog	1,484	1,229	3,265	2,461
Software	1,587	1,330	2,917	2,820
Other	205	50	416	267

Total amortization of intangible assets	4,647	3,691	9,331	7,715

Our amortization of intangible assets increased by $1.0 million in Q2 11 compared to Q2 10 and by $1.6 million year to date in 2011 compared to the same period last year mainly due to the amortization of the backlog balances of Burt Hill, Anshen + Allen, ECO:LOGIC, and WilsonMiller as well as the amortization of customer relationship balances of Burt Hill and Anshen + Allen. Based on the unamortized intangible asset balance remaining at the end of Q2 11, we expect our amortization expense for intangible assets for the full year 2011 to be in the range of $17.5 to $18.5 million. The actual expense may be impacted by any new acquisitions completed after Q2 11.

Net Interest Expense
On May 13, 2011, we successfully issued $70 million of 4.332% senior secured notes due May 10, 2016, and $55 million of 4.757% senior secured notes due May 10, 2018. During the quarter, we used $125.0 million to repay a portion of our existing revolving credit facility. Our senior secured notes are further described in the Liquidity and Capital Resources—Cash Flows from Financing Activities section of this report.

The $0.6 million increase in our net interest expense in Q2 11 compared to Q2 10 and the $1.5 million increase year to date was mainly due to the increase in interest rates and higher long-term debt throughout the first half of 2011 compared to the same period in 2010. At June 30, 2011, $239.5 million was outstanding on our credit facility and senior secured notes versus $180.7 million outstanding on our revolving credit facility at June 30, 2010. As at June 30, 2011, $69.4 million of our credit facility was payable in US funds (US$72.0 million), and $46.0 million was payable in Canadian funds. All our senior secured notes are in Canadian funds.

Depending on the form under which the revolving credit facility is accessed, rates of interest may vary between Canadian prime, US base rate, or LIBOR or bankers’ acceptance rates, plus specified basis points. The specified basis points may vary, depending on our level of consolidated debt to EBITDA, from 100 to 225 for Canadian prime and US base rate loans and from 200 to 325 for bankers’ acceptances, LIBOR loans, and letters of credit. (Debt to EBITDA is defined in the Definition of Non-GAAP Measures in the Critical Accounting Estimates, Developments, and Measures section of our 2010 Financial Review.) We minimize our exposure to floating rates of interest on our revolving credit facility, when appropriate, by entering into interest rate swap agreements. During 2008, we entered into an interest rate swap agreement that had the effect of converting the variable interest obligation associated with US$100 million of our credit facility, based on a LIBOR rate, into a fixed interest rate of 3.43%, plus an applicable basis points spread. This swap agreement ended September 3, 2010.

Our average interest rate on our revolving credit facility was 2.97% at June 30, 2011, compared to 2.94% at June 30, 2010, taking the effect of the interest rate swap into consideration. We estimate that, based on our credit facility balance at June 30, 2011, a 0.5% increase in interest rates, with all other variables held constant, would decrease our net income by approximately $211,000 for the quarter and decrease our basic earnings per share by less than $0.01. A 0.5% decrease in interest rates would have an equal and opposite impact on our net income and basic earnings per share.

MANAGEMENT’S DISCUSSION AND ANALYSIS
June 30, 2011
STANTEC INC. (UNAUDITED)

Our average interest rate on our senior secured notes is 4.52%. We have the flexibility to partially mitigate our exposure to interest rate changes by maintaining a mix of both fixed and floating rate debt. Our senior secured notes have fixed interest rates; therefore, interest rate fluctuations would have no impact on the senior secured notes interest payments.

Foreign Exchange Losses (Gains)
During Q2 11, we recorded a $0.2 million foreign exchange loss compared to $1.1 million in Q2 10. These foreign exchange losses arose on the translation of the foreign-denominated assets and liabilities held in our Canadian companies and in our non-US-based foreign subsidiaries. We minimize our exposure to foreign exchange fluctuations by matching US-dollar assets with US-dollar liabilities and, when appropriate, by entering into forward contracts to buy or sell US dollars in exchange for Canadian dollars. The foreign exchange loss incurred during the quarter was due to the volatility of daily foreign exchange rates and the timing of the recognition and relief of foreign-denominated assets and liabilities. As at June 30, 2011, we had no foreign currency forward contracts.

During the first two quarters of 2011, we recorded a $12.0 million loss in our foreign exchange adjustments in other comprehensive income compared to a $3.7 million gain during the same period in 2010. These unrealized gains and losses arose when translating our foreign operations into Canadian dollars. The loss during the first two quarters of 2011 was due to the strengthening of the Canadian dollar from US$1.01 at December 31, 2010, to US$1.04 at June 30, 2011.

We estimate that, due to a slight net exposure at June 30, 2011, a $0.01 increase or decrease in the US-dollar to Canadian-dollar exchange rate, with all other variables held constant, would have an immaterial impact on our net income for the quarter.

Income Taxes
Our effective income tax rate for the second quarter of 2011 was 27.0% compared to 29.9% for the year ended December 31, 2010. The effective tax rate of 27.0% meets the target of at or below 28.5% set out in our 2010 Financial Review. The 2010 effective income tax rate was impacted by a reorganization of our corporate tax structure in January 2010. This reorganization resulted in a gain for tax purposes; however, this gain did not affect cash income taxes payable, since it was offset by previously recognized US income tax losses. The reorganization was part of a long-term strategy to make our corporate tax structure more efficient. Partially offsetting this increase in our effective income tax rate was the impact of the $7.2 million capital gain on the sale of our 30% equity investments in Fugro Jacques Geosurveys Inc. and Fugro Jacques N.V. in the third quarter of 2010. Excluding the impact of the reorganization and the gain on the sale of equity investments, our effective tax rate for 2010 would have been 25.7%. The income tax rate of 27.0% in Q2 11 is based on statutory rates in the jurisdiction in which we operate and on our estimated earnings in each of these jurisdictions.

We believe that we will meet the expected target of at or below 28.5% set out in our 2010 Financial Review to the end of 2011. We review our estimated income tax rate quarterly and adjust it based on changes in statutory rates in the jurisdictions in which we operate as well as on our estimated earnings in each of these jurisdictions.

MANAGEMENT’S DISCUSSION AND ANALYSIS
June 30, 2011
STANTEC INC. (UNAUDITED)

SUMMARY OF QUARTERLY RESULTS

The following table sets forth selected data derived from our consolidated financial statements for each of the eight most recently completed quarters. This information should be read in conjunction with the applicable interim unaudited and annual audited consolidated financial statements and related notes thereto.

Quarterly Unaudited Financial Information
(In millions of Canadian dollars, except per share amounts)	Jun 30, 2011	Mar 31, 2011	Dec 31, 2010*	Sep 30, 2010*

Gross revenue	412.3	408.7	383.7	386.7
Net revenue	342.3	336.8	310.9	314.5
Net income (loss)	25.7	23.8	23.3	31.4
EPS – basic	0.56	0.52	0.51	0.69
EPS – diluted	0.56	0.52	0.51	0.68
	Jun 30, 2010*	Mar 31, 2010*	(CGAAP**) Dec 31, 2009	(CGAAP**) Sep 30, 2009

Gross revenue	371.1	371.6	342.8	384.2
Net revenue	303.8	296.8	274.8	306.7
Net income	23.8	16.3	22.9	(10.0)
EPS – basic	0.52	0.36	0.50	(0.22)
EPS – diluted	0.52	0.35	0.50	(0.22)
Quarterly earnings per share on a basic and diluted basis are not additive and may not equal the annual earnings per share reported. This is due to the effect of shares issued or repurchased during the year on the weighted average number of shares. Diluted earnings per share on a quarterly and annual basis are also affected by the change in the market price of our shares, since we do not include in dilution options whose exercise price is not in the money.
*Restated for IFRS
** These numbers are not restated for compliance with IFRS but are reported under Canadian GAAP (CGAAP) effective in the year concerned.

The following table summarizes the impact of acquisitions, organic growth, and foreign exchange on our gross revenue for the following quarterly comparisons:

(In millions of Canadian dollars)	Q2 11 vs. Q2 10	Q1 11 vs. Q1 10	Q4 10 vs. Q4 09*	Q3 10 vs. Q3 09*

Increase (decrease) in gross revenue due to:
Acquisition growth	51.6	48.3	33.2	19.4
Organic growth	(1.8)	(3.8)	13.5	(8.8)
Impact of foreign exchange rates on revenue earned by foreign subsidiaries	(8.6)	(7.4)	(5.8)	(8.1)

Total net increase in gross revenue	41.2	37.1	40.9	2.5
* 2009 comparative figures in this table are not restated for compliance with IFRS but are reported under CGAAP effective in the year concerned.

MANAGEMENT’S DISCUSSION AND ANALYSIS
June 30, 2011
STANTEC INC. (UNAUDITED)

The descriptions below compare 2010 results under IFRS to 2009 results under Canadian GAAP since on the conversion to IFRS we were not required to restate historical information prior to 2010.

During Q1 11, our gross revenue increased by $37.1 million, or 10.0%, to $408.7 million compared to $371.6 million for the same period in 2010. Approximately $48.3 million of this increase resulted from an increase in revenue from acquisitions completed in 2011 and 2010, offset by a $7.4 million foreign exchange impact—due to the strengthening of the Canadian dollar during Q1 11 compared to Q1 10—and a $3.8 million retraction in organic revenue. Net income for Q1 11 increased by $7.5 million, or 46.0%, from the same period in 2010, and diluted earnings per share for Q1 11 increased by $0.17, or 48.6%, compared to Q1 10. Net income during Q1 11 was positively impacted by the increase in gross and net revenue and an increase in gross margin as a percentage of net revenue from 55.5% in Q1 10 to 55.8% in Q1 11. Also, our income tax expense decreased by $6.5 million or 42.5% due to the tax impact of the reorganization of our corporate structure in Q1 10. Net income in Q1 11 was negatively impacted by an increase in our administrative and marketing expenses as a percentage of net revenue from 41.4% in Q1 10 to 42.2% in Q1 11. This increase was primarily due to the recognition of sublease revenue in Q1 10 and increased integration activities in Q1 11.

During Q4 10, our gross revenue increased by $40.9 million, or 11.9%, to $383.7 million compared to $342.8 million for the same period in 2009. Approximately $33.2 million of this increase resulted from an increase in revenue from acquisitions completed in 2010 and 2009, and $13.5 million resulted from organic growth. These increases were partially offset by a $5.8 million foreign exchange impact due to the strengthening of the Canadian dollar during Q4 10. Net income for Q4 10 increased by $0.4 million, or 1.7%, from the same period in 2009, and diluted earnings per share for Q4 10 increased by $0.01, or 2.0%, compared to Q4 09. Net income during Q4 10 was positively impacted by the increase in gross revenue and an increase in gross margin as a percentage of net revenue from 56.7% in Q4 09 to 57.1% in Q4 10. Net income in Q4 10 was negatively impacted by an increase in our administrative and marketing expenses as a percentage of net revenue from 41.1% in Q4 09 to 43.0% in Q4 10. This increase was primarily due to an increase in administrative and marketing labor as a percentage of net revenue. Staff time charged to marketing and administrative labor may fluctuate from quarter to quarter because it is influenced by the mix of projects in progress and being pursued during the period, as well as by acquisition integration activities. In Q4 10, we were in the process of integrating the eight acquisitions completed during the second half of 2010.

During Q3 10, our gross revenue increased by $2.5 million, or 0.7%, to $386.7 million compared to $384.2 million for the same period in 2009. Approximately $19.4 million of this increase resulted from acquisitions completed in 2009 and 2010 offset by an $8.1 million foreign exchange impact—due to the strengthening of the Canadian dollar during Q3 10 compared to Q3 09—and an $8.8 million retraction in organic revenue. Our net income increased to $31.4 million in Q3 10 from a loss of $10.0 million in Q3 09, and our diluted earnings per share increased to $0.68 in Q3 10 from ($0.22) in Q3 09. Our Q3 10 results were negatively impacted by a slight decrease in gross margin as a percentage of net revenue from 56.5% to 56.2%. Our Q3 10 net income and earnings per share were positively impacted by a $5.9 million after-tax gain on the sale of equity investments. The results for Q3 09 were impacted by a $35.0 million non-cash goodwill impairment charge. Excluding the gain on the sale of equity investments in Q3 10 and the goodwill impairment charge in Q3 09, net income increased 1.7% to $25.4 million in Q3 10 from $25.0 million in Q3 09, and diluted earnings per share remained unchanged at $0.55.

MANAGEMENT’S DISCUSSION AND ANALYSIS
June 30, 2011
STANTEC INC. (UNAUDITED)

LIQUIDITY AND CAPITAL RESOURCES

The following table represents summarized working capital information as at June 30, 2011, compared to December 31, 2010:

(In millions of Canadian dollars, except ratios)	Jun 30, 2011	Dec 31, 2010	Change

Current assets	493.2	500.9	(7.7)
Current liabilities	(285.7)	(324.0)	38.3
Working capital (note 1)	207.5	176.9	30.6
Current ratio (note 1)	1.73	1.55	0.18
note 1: Working capital is calculated by subtracting current liabilities from current assets. Current ratio is calculated by dividing current assets by current liabilities. Both terms are further discussed in the Definition of Non-GAAP Measures in the Critical Accounting Estimates, Developments, and Measures section of our 2010 Financial Review.

Our cash flows from (used in) operating, investing, and financing activities for the second quarter and year to date for 2011 and 2010, as reflected in our consolidated statements of cash flows, are summarized in the following table:

	Quarter ended June 30			Two quarters ended June 30
(In millions of Canadian dollars)	2011	2010	Change	2011	2010	Change

Cash flows from (used in) operating activities	3.1	22.6	(19.5)	(10.3)	12.3	(22.6)
Cash flows used in investing activities	(21.5)	(6.2)	(15.3)	(63.5)	(37.3)	(26.2)
Cash flows from (used in) financing activities	6.4	(7.7)	14.1	12.1	36.4	(24.3)

We are able to meet our liquidity needs through a variety of sources, including cash generated from operations, long- and short-term borrowings from our $350 million credit facility, senior secured notes, and the issuance of common shares. Our primary use of funds is for paying operational expenses, completing acquisitions, sustaining capital spending on property and equipment, and repaying long-term debt.

We believe that internally generated cash flows, supplemented by borrowings, if necessary, will be sufficient to cover our normal operating and capital expenditures. We also believe that the design of our business model, as described in the Management’s Discussion and Analysis in our 2010 Financial Review, reduces the impact of changing market conditions on our operating cash flows. Consequently, we do not anticipate any immediate need to access additional equity capital; however, under certain favorable market conditions, we would consider issuing common shares to facilitate acquisition growth or to reduce the utilized level on our credit facility.

We continue to manage our capital structure according to the internal guideline established in our 2010 Financial Review of maintaining a net debt to equity ratio of at or below 0.5 to 1. We calculate our net debt to equity ratio, a non-IFRS measure, as the sum of (1) long-term debt, including current portion, plus bank indebtedness, less cash, divided by (2) shareholders’ equity. At June 30, 2011, our net debt to equity ratio was 0.49 to 1.0. Going forward, there may be occasions when we exceed our target by completing opportune acquisitions that increase our debt level above the target for a period of time.

We continue to limit our exposure to credit risk by placing our cash and short-term deposits in, and when appropriate by entering into derivative agreements with, high-quality credit institutions. Our investments held for self-insured liabilities include bonds and equities, and we mitigate the risk associated with these bonds and equities to some extent through the overall quality and mix of our investment portfolio.

MANAGEMENT’S DISCUSSION AND ANALYSIS
June 30, 2011
STANTEC INC. (UNAUDITED)

Working Capital
Our working capital (current assets less current liabilities) at the end of Q2 11 was $207.5 million compared to $176.9 million at December 31, 2010. Year to date, current assets decreased by $7.7 million, and current liabilities decreased by $38.3 million. The $7.7 million decrease in current assets from December 31, 2010, mainly resulted from a $57.1 million decrease in cash and short-term deposits due to cash being held at December 31, 2010, for the payment of notes from acquisitions that were paid in early January 2011. This decrease was partially offset by a $45.6 million increase in trade and other receivables and unbilled revenue, a $2.8 million increase in income taxes recoverable, and a $0.7 million increase in current other assets as a result of normal operations. Our investment in trade and other receivables and unbilled revenue increased to 95 days at June 30, 2011, compared to 86 days at December 31, 2010, mainly due to the timing of milestone billings.

The $38.3 million decrease in current liabilities at June 30, 2011, compared to December 31, 2010, resulted primarily from a $23.8 million decrease in trade and other payables due mainly to the payment of annual employee bonuses in Q1 11 and trade payable and accrued liabilities assumed from acquired companies. Our billings in excess of costs decreased by $14.3 million due to the timing of billings, our income taxes payable decreased by $4.6 million due to the payment of income taxes payable assumed from acquisitions, and current provisions decreased by $1.0 million mainly due to a decrease in the current portion of provisions for self-insured liabilities. These decreases were partially offset by a $5.4 million increase in bank indebtedness as a result of normal operations.

Our current ratio at June 30, 2011, increased to 1.73 from 1.55 at December 31, 2010, mainly due to the increase in trade and other receivables and unbilled revenue and the decrease in trade and other payables and billings in excess of costs, as explained above.

Cash Flows From (Used in) Operating Activities
Our cash flows from operating activities generated $3.1 million in Q2 11 compared to $22.6 million in Q2 10. On a year-to-date basis, our cash flows used in operating activities were $10.3 million in 2011 compared to cash flows from operating activities of $12.3 million in 2010. Our cash flows from (used in) operating activities are impacted by the timing of acquisitions—in particular, the timing of payments of acquired trade and other payables, including employee annual bonuses. On a year-to-date basis, the $22.6 million increase in cash flows used in operating activities was a result of the following:

●	Our cash paid to suppliers was higher in 2011 because of the trade and other payables assumed on acquisitions completed in the second half of 2010 and in the first half of 2011.

●	Our cash paid to employees was higher in 2011 due primarily to increases in the number of employees and in bonuses paid.

●	Our investment in unbilled revenue and trade and other receivables increased to 95 days in Q2 11 compared to 90 days in Q2 10 mainly due to the timing of milestone billings.

The above was partially offset by an increase in our receipts from clients due to business growth.

Cash Flows Used in Investing Activities
Our cash flows used in investing activities were $21.5 million in Q2 11 compared to $6.2 million in Q2 10 and $63.5 million year to date in 2011 compared to $37.3 million for the same period in 2010. Year to date, we used $45.3 million for the acquisition of QuadraTec and Caltech and the payment of notes payable due from prior acquisitions, compared to using $26.1 million for the acquisition of PCGI and TetrES, the purchase of the remaining 20% of I.R. Wilson Consulting Ltd., and the payment of notes payable due from acquisitions in the same period last year. Also contributing to the increase in cash flows used in investing activities was a $3.6 million increase in the use of cash flows

MANAGEMENT’S DISCUSSION AND ANALYSIS
June 30, 2011
STANTEC INC. (UNAUDITED)

to fund our investments held in self-insured liabilities, and a $2.6 million decrease in dividends from equity investments.

As a professional services organization, we are not capital intensive. In the past, we have made capital expenditures primarily for items such as leasehold improvements, computer equipment and software, furniture, and other office and field equipment. Our property and equipment and software purchases totaled $7.5 million in Q2 11 compared to $6.1 million in Q2 10. One factor contributing to the higher spending on property and equipment in Q2 11 compared to Q2 10 was the number of leasehold improvements made to various offices. Our Q2 11 purchases were within our expected range for 2011 to support ongoing operational activity and growth. In 2011, we plan to continue to invest in enhancements to our information technology infrastructure and enterprise systems in order to optimize and streamline our business processes and prepare for continued growth. During Q2 11, we financed our property and equipment and software purchases through cash flows from operations and long-term debt.

Cash Flows From (Used in) Financing Activities
Our cash flows from financing activities were $6.4 million in Q2 11 compared to $7.7 million used in financing activities in Q2 10. Year to date, our cash flows from financing activities were $12.1 million in 2011 compared to $36.4 million for the same period in 2010. During Q2 11, we issued $125.0 million in senior debt and used these funds to repay a portion of our revolving credit facility. Year-to-date, our cash flow from financing activities decreased $24.3 million compared to 2010 due to more funds being repaid on the revolving credit facility. In addition, we used $54.6 million of the facility in 2011 compared to $69.0 million in 2010 partly to pay employee bonuses, accounts payable, income taxes, and notes payable and to fund the repurchase of shares under a normal course issuer bid. As at June 30, 2011, $222.0 million was available in the revolving credit facility for future activities.

Our credit facility is available for acquisitions, working capital needs, and general corporate purposes. Depending on the form under which the credit facility is accessed and certain financial covenant calculations, rates of interest may vary between Canadian prime, US base rate, or LIBOR or bankers’ acceptance rates, plus specified basis points. The specified basis points may vary, depending on our level of consolidated debt to EBITDA, from 100 to 225 for Canadian prime and US base rate loans and from 200 to 325 for bankers’ acceptances, LIBOR loans, and letters of credit.

On May 13, 2011, we issued $70 million of 4.332% senior secured notes due May 10, 2016, and $55 million of 4.757% senior secured notes due May 10, 2018. These amounts were recorded net of transaction costs of $975,000. The senior secured notes were issued pursuant to an indenture dated May 13, 2011, between Stantec Inc., as issuer, and BNY Trust Company of Canada, as trustee. The senior secured notes are ranked equally with our existing revolving credit facility. Interest on the senior secured notes is payable semi-annually in arrears on May 10 and November 10 each year commencing on November 10, 2011, until maturity or the earlier payment, redemption, or purchase in full of the senior secured notes. We may redeem the senior secured notes, in whole at any time or in part from time to time, at specified redemption prices and subject to certain conditions required by the indenture. As well, we may purchase our senior secured notes for cancellation at any time. The senior secured notes contain restrictive covenants. All of our assets are held as collateral under a general security agreement for the revolving credit facility and the senior secured notes and substantially all of the Company’s subsidiaries have provided guarantees.

We are subject to financial and operating covenants related to our credit facility and senior secured notes. Failure to meet the terms of one or more of these covenants may constitute a default, potentially resulting in accelerated repayment of our debt obligation. In particular, at each quarter-end, we must satisfy the following at any time: 1) our consolidated EBITDAR to debt service ratio must not be less than 1.25 to 1.0 for the revolving credit facility and senior secured notes and 2) our consolidated debt to EBITDA ratio must not exceed 2.5 to 1.0, for the revolving credit facility, and 2.75 to 1.0, for the

MANAGEMENT’S DISCUSSION AND ANALYSIS
June 30, 2011
STANTEC INC. (UNAUDITED)

senior secured notes, except in the case of a material acquisition, when our consolidated debt to EBITDA ratio must not exceed 3.0 to 1.0, for the revolving credit facility, and 3.25 to 1.0, for the senior secured notes, for a period of two complete quarters following the acquisition. These EBITDA and EBITDAR to debt service ratios are defined in the Definition of Non-GAAP Measures in the Critical Accounting Estimates, Developments, and Measures section of our 2010 Financial Review. We were in compliance with all these covenants as at and throughout the period ended June 30, 2011.

Shareholders’ Equity
Share options exercised during the first two quarters of 2011 generated $0.7 million in cash compared to $1.0 million in cash generated during the same period in 2010. Our shareholders’ equity was reduced by $3.5 million in 2011 because of the repurchase of 125,000 shares year to date through our normal course issuer bid compared to a reduction of $4.9 million due to the repurchase of 198,300 shares in the same period in 2010.

OTHER

Outstanding Share Data
As at June 30, 2011, there were 45,691,852 common shares and 1,827,633 share options outstanding. During the period of July 1, 2011, to August 3, 2011, 2,000 shares were repurchased under our normal course issuer bid, 12,000 share options were exercised, 2,500 share options were forfeited, and no share options were cancelled. As at August 3, 2011, there were 45,701,852 common shares and 1,813,133 share options outstanding.

Contractual Obligations
As part of our continuing operations, we enter into long-term contractual arrangements from time to time. The following table summarizes the contractual obligations due on our long-term debt, operating and capital lease commitments, purchase and service obligations, and other liabilities as at June 30, 2011, on a discounted basis:

Contractual Obligations	Payment Due by Period
as at June 30, 2011		Less than			After 5
(In millions of Canadian dollars)	Total	1 Year	1-3 Years	4-5 Years	Years

Long-term debt	315.0	40.8	149.7	69.5	55.0
Interest on debt	47.8	10.6	18.8	10.9	7.5
Operating lease commitments	445.9	73.6	127.4	99.9	145.0
Capital lease commitments	6.5	5.1	1.4	-	-
Purchase and service obligations	10.5	5.7	4.6	0.2	-
Other liabilities	9.7	3.0	1.2	0.7	4.8
Total contractual obligations	835.4	138.8	303.1	181.2	212.3

For further information regarding the nature and repayment terms of our long-term debt and capital lease obligations, refer to the Cash Flows From (Used in) Financing Activities section of this report and notes 11 and 18 in our unaudited consolidated financial statements for the quarter ended June 30, 2011. Our operating lease commitments include obligations under office space rental agreements, and our purchase and service obligations include agreements to purchase future goods and services that are enforceable and legally binding. Our other liabilities include amounts payable under our deferred share unit and restricted share unit plans and a commitment to purchase the non-controlling interests of The National Testing Laboratories Limited over a period ending in 2014. Failure to meet the terms of our operating lease commitments may constitute a default, potentially resulting in a lease termination payment, accelerated payments, or a penalty as detailed in each lease agreement.

Off-Balance Sheet Arrangements

As of June 30, 2011, we had off-balance sheet financial arrangements relating to letters of credit in the amount of $7.2 million that expire at various dates before April 2012. These letters of credit were issued in the normal course of

MANAGEMENT’S DISCUSSION AND ANALYSIS
June 30, 2011
STANTEC INC. (UNAUDITED)

operations, including the guarantee of certain office rental obligations. We also provide indemnifications and, in limited circumstances, surety bonds. These are often standard contractual terms and are provided to counterparties in transactions such as purchase and sale contracts for assets or shares, service agreements, and leasing transactions. As at June 30, 2011, we had a surety facility to facilitate, as part of the normal course of operations, the issuance of bonds for certain types of project work. As at June 30, 2011, $11.3 million in bonds (US$11.7 million) was issued under this surety facility. During 2009, we issued a guarantee, up to a maximum of US$60 million, for project work with the US federal government. If this guarantee is exercised, we have recourse to our insurers, subject to certain deductibles, policy terms, and limits, to recover claims costs and damages arising from errors or omissions in our professional services. At June 30, 2011, $104,000 of this guarantee had been exercised, but we have not made any payments under this guarantee, and no amounts have been accrued in our consolidated financial statements with respect to the guarantee.

Financial Instruments and Market Risk
The nature and extent of our use of financial instruments, as well as the risks associated with these instruments, have not changed from those described in the Financial Instruments and Market Risk section of our 2010 Financial Review and are incorporated by reference herein except for the issuance of $125.0 million senior secured notes in Q2 11 as further explained under the Liquidity and Capital Resources—Cash Flows From (Used in) Financing Activities subheading.

Related-Party Transactions
We have subsidiaries that are 100% owned and are consolidated in our financial statements. We also have management agreements in place with several special purpose entities to provide various services, including architecture, engineering, planning, and project management. These management agreements provide us with control over the management and operation of these entities. We also receive a management fee equal to the net income of the entities and have an obligation regarding their liabilities and losses. Based on these facts and circumstances, management has concluded that we control these entities and, therefore, consolidates them in our consolidated financial statements. Transactions among subsidiaries and special purpose entities are entered into in the normal course of business and on an arm’s-length basis. On consolidation, all intercompany balances are eliminated in full.

From time to time, we enter into transactions with associated companies and joint ventures. These transactions involve providing or receiving services and are entered into in the normal course of business and on an arm’s-length basis. Associated companies are entities over which we are able to exercise significant influence but not control. We use the equity method of accounting for our associated companies. Total sales to our associates were $1.9 million during Q2 11 and $3.7 million year to date. Total distributions paid by our associates were $1.0 million during Q2 11 and $1.2 million year to date. At June 30, 2011, receivables from our associates were $2.1 million.

Joint ventures are accounted for using the proportionate consolidation method, which results in recording our pro rata share of the assets, liabilities, revenues, and expenses of each entity. Total sales to our joint ventures were $3.5 million during Q2 11 and $6.7 million year to date. Total distributions paid by our joint ventures were $40,000 during Q2 11 and $227,000 year to date. At June 30, 2011, receivables from our joint ventures were $3.8 million.

Key management personnel have authority and responsibility for planning, directing, and controlling the activities of the Company and include its directors, chief executive officer, chief financial officer, chief operating officer, and senior vice presidents. Total compensation to key management personnel recognized as an expense during Q2 11 was $3.2 million (Q2 10–$2.5 million) and $6.1 million year to date (June 30, 2010–$4.7 million).

From time to time, we guarantee the obligation of a subsidiary or special purpose entity regarding lease agreements. In addition, from time to time, we guarantee a subsidiary or special purpose entity’s obligations to a third party pursuant to an acquisition agreement. Transactions with subsidiaries, special purpose entities, associated

MANAGEMENT’S DISCUSSION AND ANALYSIS
June 30, 2011
STANTEC INC. (UNAUDITED)

 companies, and joint ventures are further described in notes 8 and 24 of our Q2 11 unaudited consolidated financial statements and are incorporated by reference herein.

OUTLOOK

We believe that our overall outlook for 2011 is a moderate increase in organic revenue, with a targeted 2.0 to 3.0% increase compared to 2010. The outlook for each practice area in 2011 ranges from modest decline for our Buildings practice area, to stable for our Transportation practice area, to stable to moderate organic growth for our Environment and Urban Land practice areas, to moderate organic growth for our Industrial practice area. We operate in a highly diverse infrastructure and facilities market in North America and internationally consisting of many technical disciplines, practice areas, client types, and industries in both the private and public sectors, which gives us the flexibility to adapt to changing market conditions in a timely manner. Our results may fluctuate from quarter to quarter depending on variables such as project mix, economic factors, and integration activities related to acquisitions in a quarter. In the second quarter of 2011, we saw no significant changes in our industry environment or market opportunities. Our business model continues to focus on mitigating risk by diversifying our operations across geographic regions, practice areas, and all phases of the infrastructure and facilities project life cycle. In addition, our overall expectations remain consistent with those discussed in the Gross and Net Revenue section of this Management’s Discussion and Analysis and those generally described in the Outlook section of the Management’s Discussion and Analysis included in our 2010 Financial Review.

The above outlook is based, in part, on an update of the underlying assumptions found in the Outlook section of the Management’s Discussion and Analysis included in our 2010 Financial Review. The Caution Regarding Forward-Looking Statements section of this Management’s Discussion and Analysis outlines these updated assumptions.

CRITICAL ACCOUNTING ESTIMATES, DEVELOPMENTS, AND MEASURES

Critical Accounting Estimates
The preparation of our financial statements in accordance with IFRS requires us to make various estimates and assumptions. However, future events may result in significant differences between estimates and actual results. Our critical accounting estimates are described in our 2010 Financial Review under the heading Critical Accounting Estimates, Developments, and Measures and in note 5 of our Q1 11 unaudited consolidated financial statements and are incorporated by reference herein. Due to our transition to IFRS on January 1, 2010, and certain transactions entered into during the first two quarters of 2011, significant changes and additions to our critical accounting estimates are described below.

Business combinations. Under IFRS, contingent consideration resulting from business combinations is recorded at fair value at the acquisition date as part of the business combination based on discounted cash flows and is subsequently remeasured to fair value at each reporting date with the change in fair value being recorded to income. The key assumptions take into consideration the probability of meeting each performance target and the discount factor. At January 1, 2010, on transition to IFRS, we fair valued contingent consideration outstanding from past business combinations using an income approach, which increased our other financial liabilities and decreased our retained earnings by $6.0 million. In the fourth quarter of 2010, due to a change in the probability of meeting a performance target, we accrued additional contingent consideration of $0.5 million as an increase to other financial liabilities and a decrease to other (income)/expense. Changes to the accounting for business combinations as a result of our transition from Canadian GAAP to IFRS are further discussed in the Transition to IFRS section of this Management’s Discussion and Analysis.

Share-based payment transactions. The Company measures the cost of share-based payment transactions by reference to the fair value of the equity instruments at the date at which they are granted. Estimating the fair value of share-based payment transactions requires determining the most appropriate valuation model, which is dependent

MANAGEMENT’S DISCUSSION AND ANALYSIS
June 30, 2011
STANTEC INC. (UNAUDITED)

on the terms and conditions of the grant. The Company has chosen the Black-Scholes option-pricing model for equity-settled and cash-settled share-based payment transactions. This estimate also requires determining the most appropriate inputs to the valuation model, including volatility in the price of the Company’s shares, risk-free interest rate, and expected hold period to exercise, and making assumptions about them. The expected volatility is based on the historical volatility of the Company’s shares over a period commensurate with the expected term of the share option. The risk-free interest rate for the expected life of the options is based on the yield available on government bonds, with an approximate equivalent remaining term at the time of the grant. Historical data is used to estimate the expected life of the option. As well, the Company estimates its forfeiture rate for equity-settled transactions based on historical experience in order to determine the compensation expense arising from the share-based awards. Changes to the estimates are reflected in the period in which they are made and would affect our compensation expense, share capital, contributed surplus, and other liabilities. During the first two quarters of 2011, we issued share options, deferred share units, and restricted share units. The restricted share unit plan is a new share-based payment plan that we implemented during the first quarter of 2011.

Definition of Non-IFRS Measures
This Management’s Discussion and Analysis includes references to and uses measures and terms that are not specifically defined in IFRS and do not have any standardized meaning prescribed by IFRS, namely, working capital, current ratio, net debt to equity ratio, gross revenue, net revenue, gross margin, return on equity ratio, EBITDA, EBITDAR, consolidated debt to EBITDA ratio, consolidated EBITDAR to debt service ratio, and backlog. These non-IFRS measures may not be comparable to similar measures presented by other companies. For the second quarter ended June 30, 2011, there has been no significant change in our description of these non-IFRS accounting measures from that included in our 2010 Financial Review under the heading Critical Accounting Estimates, Developments, and Measures and incorporated by reference herein. Readers are encouraged to refer to this discussion in our 2010 Financial Review for additional information.

Recent Accounting Pronouncements
The listing below includes issued standards and interpretations that we expect to be applicable at a future date and intend to adopt when they become effective.

In November 2009, the IASB issued IFRS 9 “Financial Instruments” (IFRS 9), as part of the first of three phases to replace IAS 39, “Financial Instruments: Recognition and Measurement” (IAS 39). The first phase addressed the classification and measurement of financial assets. Under IAS 39, financial assets were classified into four categories: (1) financial assets at fair value through profit and loss, (2) held-to-maturity investments, (3) loans and receivables, and (4) available-for-sale financial assets. IFRS 9 replaces the multiple classification and measurement models with a single model that has only two classification categories: amortized cost and fair value.

In October 2010, the IASB reissued IFRS 9, incorporating new requirements on accounting for financial liabilities and carrying over from IAS 39 the requirements for derecognition of financial assets and financial liabilities. Most of the requirements in IAS 39 for the classification and measurement of financial liabilities were carried forward unchanged to IFRS 9. The reissued IFRS 9 requires that the amount of change in the fair value of the financial liability that is attributable to changes in the credit risk of that liability be presented in other comprehensive income, instead of in profit and loss. The effective date of the IFRS 9 adoption is the first annual period beginning on or after January 1, 2013, with early adoption permitted. IFRS 9 is to be applied retrospectively. We are currently considering the impact of adopting IFRS 9 on our consolidated financial statements and cannot reasonably estimate the effect at this time.

In October 2010, the IASB issued amendments to IFRS 7, “Disclosures—Transfers of Financial Assets” (the amendments). The amendments require additional qualitative and quantitative disclosure associated with the transfers of financial assets. An entity transfers all or part of a financial asset if it either transfers or retains the contractual right to receive the cash flows of the financial asset but assumes a contractual obligation to pay the cash flows to one or more recipients in an arrangement. The disclosure requirements are different for transferred financial

MANAGEMENT’S DISCUSSION AND ANALYSIS
June 30, 2011
STANTEC INC. (UNAUDITED)

assets that are not derecognized in the annual periods beginning on or after July 1, 2011. Early application is permitted. The new disclosure requirements are required to be applied prospectively. Currently, there are no instances where we transfer our financial assets; therefore, the adoption of these amendments is not expected to have a material impact on our consolidated financial statements.

In May 2011, the IASB issued IFRS 10, “Consolidated Financial Statements” (IFRS 10) establishing principles for the presentation and preparation of consolidated financial statements when an entity controls one or more other entities. IFRS 10 supersedes IAS 27, “Consolidated and Separate Financial Statements” (IAS 27) and SIC-12, “Consolidation— Special Purpose Entities” (SIC-12). The standard requires an entity that controls one or more other entities to present consolidated financial statements. Per IFRS 10, an investor controls an investee when it is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. An investor controls an investee if the investor has all the following: power over the investee; exposure, or rights, to variable returns from its investment with the investee; and the ability to use its power over the investee to affect the amount of the investor’s returns. The standard also sets out the accounting requirements for the preparation of consolidated financial statements. The effective date of adoption is the first annual period beginning on or after January 1, 2013, with early adoption permitted. IFRS 10 is to be applied retrospectively. We are currently considering the impact of adopting IFRS 10 on our consolidated financial statements and cannot reasonably estimate the effect at this time.

In May 2011, the IASB issued IFRS 11, “Joint Arrangements” (IFRS 11) to establish principles for financial reporting by parties to a joint arrangement. This standard supersedes IAS 31 “Interests in Joint Ventures” (IAS 31) and SIC-13, “Jointly Controlled Entities—Non-Monetary Contributions by Venturers.” Under IFRS 11, joint arrangements are classified as either joint operations or joint ventures; the classification of a joint arrangement focuses on the nature and substance of the rights and obligations of the arrangement, with the legal form being only one element that is considered. IFRS 11 requires that joint ventures be accounted for using the equity method, rather than proportionate consolidation. The effective date of adoption is the first annual period beginning on or after January 1, 2013, with early adoption permitted. IFRS 11 is to be applied retrospectively. We are currently considering the impact of adopting IFRS 11 on our consolidated financial statements and cannot reasonably estimate the effect at this time.

In May 2011, the IASB amended IAS 28, “Investments in Associates and Joint Ventures” (IAS 28), previously IAS 28 “Investments in Associates”. The amended IAS 28 sets out the accounting for investments in associates and the requirements for application of the equity method when accounting for investments in associates and joint ventures. The major changes from the previously issued IAS 28 include incorporating the accounting for joint ventures into the standard, as well as moving the disclosure requirements associated with this standard to IFRS 12. The effective date of adoption is the first annual period beginning on or after January 1, 2013, with early adoption permitted. The amendments to IAS 28 are to be applied retrospectively. We are currently considering the impact of adopting the amendments to IAS 28 on our consolidated financial statements and cannot reasonably estimate the effect at this time.

In May 2011, the IASB issued IFRS 12, “Disclosure of Interests in Other Entities” (IFRS 12). IFRS 12 combines the disclosure requirements for an entity’s interests in subsidiaries, joint arrangements, associates, and structured entities into one comprehensive disclosure standard. Many of the disclosure requirements were previously included in IAS 27, IAS 28, IAS 31, and SIC-12 while others are new. IFRS 12 requires that an entity disclose the significant judgment and assumptions it has made in determining whether it controls an entity. The standard also expands the disclosure requirements for subsidiaries with non-controlling interests (NCI), joint arrangements and associates that are individually material. It also replaces the term “special-purpose entity” with “structured entity” and expands the disclosure for the interests in such entities. The effective date of adoption is the first annual period beginning on or after January 1, 2013, with early adoption permitted. IFRS 12 is to be applied retrospectively. We are currently considering the impact of adopting IFRS 12 on our consolidated financial statements and cannot reasonably estimate the effect at this time.

MANAGEMENT’S DISCUSSION AND ANALYSIS
June 30, 2011
STANTEC INC. (UNAUDITED)

In May 2011, the IASB issued IFRS 13, “Fair Value Measurements” (IFRS 13). IFRS 13 provides guidance on how to measure fair value under IFRS when fair value is required or permitted by other standards. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Fair value measurement assumes that the transaction to sell the asset or transfer the liability takes place either in the principal market or most advantageous market. When measuring fair value an entity is required to maximize the use of relevant observable inputs and minimize the use of unobservable inputs. IFRS 13 includes a fair value hierarchy which prioritizes the inputs in a fair value measurement. The standard also describes the valuation techniques that may be used to measure fair value. IFRS 13 requires enhanced disclosure for fair value. IFRS 13 is applied prospectively for annual periods beginning on or after January 1, 2013, and comparative disclosures for prior periods are not required. Early adoption is permitted. We are currently considering the impact of adopting IFRS 13 on our consolidated financial statements and cannot reasonably estimate the effect at this time.

In June 2011, the IASB issued amendments to IAS 1, “Presentation of Financial Statements” (IAS 1) to improve the consistency and clarity of items presented in Other Comprehensive Income (OCI). The amendments require that items presented in OCI be grouped into two categories: items that may be reclassified into profit or loss at a future date and items that will never be reclassified into profit or loss. There is no change in the determination of which items are to be included in OCI or to whether or not those items may be reclassified into profit or loss; the only change is in the presentation requirements of the items in OCI. The amendments to IAS 1 are effective for annual periods beginning on or after July 1, 2012. Early adoption is permitted. We are currently considering the impact of adopting the amendments to IAS 1 on our consolidated financial statements presentation.

Transition to IFRS
As required by the CICA, our Q2 11 unaudited consolidated financial statements, including comparative figures for the prior year, present our results and financial position in accordance with IFRS. Subject to certain transition elections, we consistently applied the same accounting policies in our opening IFRS statement of financial position at January 1, 2010, and throughout all periods presented, as if these policies had always been in effect. IFRS uses a conceptual framework similar to that used by Canadian GAAP, but there are differences in recognition, measurement, and disclosure. Whereas the adoption of IFRS did not have a material impact on our total operating, investing, or financing cash flows, it had an impact on our consolidated statements of financial position and consolidated statements of income as summarized below. For more details regarding the impact of IFRS on our Q2 11 financial results, refer to note 26 of our Q2 11 unaudited consolidated financial statements incorporated by reference herein.

We started our conversion to IFRS in 2008, which involved the formulation of a plan with key activities, milestones, and deliverables along with a training and communication plan for internal and external stakeholders. As part of this process, we assessed and concluded that IFRS had a minimal impact on our internal controls over financial reporting, disclosure controls and procedures, information technology systems, and business activities, including our budgeting and forecasting processes, debt covenants, key performance indicators, and compensation plans. For a summary of our conversion process, refer to our Management’s Discussion and Analysis for the year ended December 31, 2010, under the Accounting Developments, Canadian—Recent Accounting Pronouncements—International Financial Reporting Standards section.

a) IFRS 1 exemptions
Most adjustments required on the transition to IFRS were made retrospectively against opening retained earnings at January 1, 2010. IFRS 1, “First-Time Adoption of International Financial Reporting Standards,” provides entities adopting IFRS for the first time with a number of optional exemptions and mandatory exceptions, in certain areas, to the general requirement for full retrospective application of IFRS. We chose to apply the following elective exemptions:

MANAGEMENT’S DISCUSSION AND ANALYSIS
June 30, 2011
STANTEC INC. (UNAUDITED)

●	Business combinations.
We chose the business combinations exemption in IFRS 1 not to apply IFRS 3, “Business Combinations,” retrospectively to past business combinations. Accordingly, we did not restate business combinations that took place prior to January 1, 2010. Any goodwill arising on business combinations before the transition date was not adjusted from the carrying amount previously determined under Canadian GAAP as a result of applying this exemption except as required under IFRS 1. We chose this exemption mainly because the high volume of our business combinations would have made the retrospective application a time-consuming and complex exercise.

●	Fair value or revaluation as deemed cost.
We elected to measure buildings, classified as property and equipment and investment property, at their fair values and to use that amount as their deemed cost at January 1, 2010. The costs of buildings were determined by reference to their fair values at January 1, 2010, by professional valuators on an existing-use basis. Our consolidated opening statement of financial position was not materially impacted by this election. We chose this election to avoid the retrospective componentization of our buildings.

●	Cumulative currency translation adjustment.
We elected to deem the cumulative currency translation difference for all our foreign operations to be zero at January 1, 2010, by transferring the balance at that date to retained earnings. As a result, our January 1, 2010, cumulative translation adjustment balance of $50.8 million was reclassified, increasing our accumulated other comprehensive income and decreasing our retained earnings, accordingly. Therefore, this election had a net zero impact on our opening shareholders’ equity. We chose this election to avoid the time-consuming retrospective calculation of our cumulative translation adjustment since inception.

●	Share-based payments.
We elected not to apply IFRS 2, “Share-Based Payments,” to equity instruments granted on or before November 7, 2002, or granted after November 7, 2002, that vested before January 1, 2010. For cash-settled share-based payment transactions, called deferred share units, we elected not to apply IFRS 2 to liabilities that were settled before January 1, 2010. Our consolidated opening statement of financial position was not impacted by this election. We chose this election to avoid the time consuming retrospective application of IFRS 2 to all equity instruments.

b) Impact of IFRS on our financial results
Summarized in the unaudited tables below is the impact of the changeover to IFRS on our net income for the three and six months ended June 30, 2010. For an explanation of the impact our changeover to IFRS had on our financial statements for the year ended December 31, 2010, and the opening IFRS statement of financial position on January 1, 2010, refer to our Q1 11 Management Discussion and Analysis under the heading Critical Accounting Estimates, Developments, and Measures—Transition to IFRS and note 37 of our Q1 11 unaudited financial statements. These results are based on IFRS issued and outstanding as of August 3, 2011. Any subsequent changes to IFRS that are adopted for our annual consolidated financial statements for the year ending December 31, 2011, could result in the restatement of our interim consolidated financial statements, including the transition adjustments recognized on the changeover to IFRS.

June 30, 2010, net income under IFRS
Our net income for the three months ended June 30, 2010, increased by $1.0 million from $22.7 million under Canadian GAAP to $23.7 million under IFRS. Our basic earnings per share increased by $0.02 from $0.50 to $0.52 under IFRS, and our diluted earnings per share increased by $0.03 from $0.49 to $0.52 under IFRS. Other comprehensive income decreased by $0.7 million from $19.0 million under Canadian GAAP to $18.3 million under IFRS in the second quarter of 2010.

MANAGEMENT’S DISCUSSION AND ANALYSIS
June 30, 2011
STANTEC INC. (UNAUDITED)

Our net income for the six months ended June 30, 2010, increased by $3.6 million from $36.4 million under Canadian GAAP to $40.0 million under IFRS. Our basic earnings per share increased $0.08 from $0.80 to $0.88 under IFRS and our diluted earnings per share increased by $0.08 from $0.79 to $0.87 under IFRS. Other comprehensive income decreased by $1.3 million from $4.9 million under Canadian GAAP to $3.6 million under IFRS in the first two quarters of 2010.

An explanation of the most significant differences between Canadian GAAP and IFRS that impacted our net income for the three and six months ended June 30, 2010 are described in further detail in section c) Accounting Policies and Statement Presentation below.

			Increase/(Decrease) to Net Income (After Tax) (In millions of Canadian dollars)
Standard	Income Statement Category	Description of Change	Quarter ended June 30, 2010	Two quarters ended June 30, 2010

IAS 36	Amortization of intangible assets	Intangible asset impairment and amortization	0.6	1.2

IAS 37	Administrative and marketing expenses	Recognition of future sublease revenue that is virtually certain	-	1.3

IAS 39	Other finance income	Reclassification of the unrealized gain on the interest rate swap	0.6	1.1

	Other	Other transitional adjustments	(0.2)	-

Total after-tax impact on net income for the three and six months ended June 30, 2010			1.0	3.6

c) Accounting Policies and Statement Presentation
Summarized below are the key differences in our accounting policies between Canadian GAAP and IFRS that had the most significant impact on our June 30, 2010 comparative financial statements. The following discussion also includes an analysis of how the IFRS changeover is expected to affect our future financial reporting.

●	Presentation of Financial Statements (IAS 1)
Under International Accounting Standard (IAS) 1, a complete set of financial statements should include a statement of financial position, a statement of comprehensive income, a statement of changes in equity, and a statement of cash flows, accounting policies, and explanatory notes. IAS 1 prescribes various formats and requirements for statement presentation and disclosure. The adoption of IAS 1 resulted in several changes to the format of our financial statements, in expanded note disclosure, and in different classification and presentation of line items in our consolidated statements of financial position and consolidated statements of income.

We changed our current consolidated statements of shareholders’ equity and comprehensive income by moving all other comprehensive income items to new consolidated statements of comprehensive income. We reclassified certain statement of financial position line items into new categories, such as “investment property,” “provisions,” “other financial assets,” and “other financial liabilities.” We also reclassified bank charges from “administrative and marketing expenses” to “other net finance expense/(income)” as well as the amortization of bonds and the realized

MANAGEMENT’S DISCUSSION AND ANALYSIS
June 30, 2011
STANTEC INC. (UNAUDITED)

gain on the sale of bonds from “other (income)/expense” to “other net finance expense/(income)”. These reclassifications had a minimal impact on our debt covenants and key performance indicators.

●	Impairment of Assets (IAS 36)
Under IAS 36, the impairment test for definite-lived intangible assets and long-lived assets is only one step. If the carrying amount exceeds the recoverable amount (on a discounted basis), the asset value is written down to the recoverable amount. Under Canadian GAAP, this test is a two-step process. In the first step, the carrying amount of an asset is compared to the expected undiscounted cash flows for the asset. If the carrying amount is more than the undiscounted cash flows, the fair value of the asset is determined. An impairment loss is recorded if the carrying amount is more than the fair value. In addition, unlike Canadian GAAP, IAS 36 requires, under certain circumstances, the reversal of impairment losses other than goodwill impairments.

Canadian GAAP also uses a two-step impairment testing approach for goodwill, whereas IFRS takes a one-step approach. Under IFRS, if the carrying amount of the cash generating unit (CGU) or group of CGUs exceeds the recoverable amount, an impairment loss is recognized. A CGU is the smallest group of assets that includes the asset and generates cash inflows that are largely independent of the cash inflows from other assets or groups of assets. The recoverable amount is the higher of the fair value less costs to sell and the value in use. We performed an impairment test as at January 1, 2010, on transition to IFRS as required by IFRS 1. In addition, we performed our annual goodwill impairment test as at July 1, 2010, in accordance with the IFRS methodology. Due to the acquisitions completed in the third and fourth quarters of 2010, an impairment test was also performed at December 31, 2010. Based on the results of these reviews, we concluded that the recoverable amount of our CGUs exceeded their carrying amount and, therefore, goodwill was not impaired. At December 31, 2010, the recoverable amount of three of the CGUs exceeded their carrying amount by a substantial amount, whereas the recoverable amount of the US West CGU exceeded its carrying amount by approximately 9.2%. At December 31, 2010, the carrying amount of the US West goodwill was $176.9 million, or 32.1% of the consolidated goodwill balance.

On January 1, 2010, we also conducted an impairment test on intangible assets using IFRS methodology as required by IFRS 1. As a result of this review, we recorded an impairment charge to retained earnings. The impairment primarily reflected a decline in expected future cash flows from certain clients and a reduction in the value of a favorable lease in our New York, New York, office. Because we recorded the impairment on January 1, 2010, the intangible asset amortization decreased in the first two quarters of 2010. Under Canadian GAAP, in the first half of 2010, we also recorded a $1.1 million (net of tax) non-cash impairment charge to income related to the same client relationships and lease advantage. Therefore, we added this impairment charge back to income in our 2010 IFRS results since, under IFRS, we accounted for this impairment in our opening statement of financial position. Additional client relationships were impaired under IFRS compared to Canadian GAAP due to the difference in methodology for impairment testing.

Because of the requirement to test goodwill on acquisitions before the end of our fiscal year, and depending on the number of acquisitions we carry out in the latter half of the year, we may experience more frequent impairment testing of goodwill under IFRS.

●	Sublease revenue recognition (IAS 37)
Under IAS 37, an inflow of resources is recognized in the statement of financial position when it is virtually certain. Under Canadian GAAP, we establish lease exit liabilities when we cease to use office space under an operating lease arrangement. Included in the liability is the present value of the remaining lease payments offset by an estimate of future sublease revenue. Upon the adoption of IAS 37, we derecognized the future sublease revenue that was not virtually certain at January 1, 2010. Administrative and marketing expenses decreased by $1.3 million (net of tax) in the first two quarters of 2010 because we recognized sublease revenues that became virtually certain.

MANAGEMENT’S DISCUSSION AND ANALYSIS
June 30, 2011
STANTEC INC. (UNAUDITED)

In the future, we may experience a fluctuation in administrative and marketing expenses as a result of the timing of recognizing lease exit liabilities and sublease revenue.

●	Hedge Accounting (IAS 39)
As at December 31, 2009, we used the "shortcut" method to prove the effectiveness of our interest rate hedge as permitted by Canadian GAAP. Per IAS 39, the shortcut method is not permitted to be used to assess hedge effectiveness. As a result, we discontinued hedge accounting (for IFRS accounting purposes only) on January 1, 2010, and removed the $1.5 million loss (net of tax) in cumulative other comprehensive income and decreased our retained earnings, accordingly.

Our interest rate swap expired in 2010. As its fair value approached zero, we reclassified the resulting unrealized gain from other comprehensive income to other net finance expense/(income). As a result, our finance income increased by $0.6 million (net of tax) in Q2 10 and by $1.1 million (net of tax) in the first two quarters of 2010.

CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures. Our chief executive officer (CEO) and chief financial officer (CFO) evaluated our disclosure controls and procedures (as defined in the U.S. Securities Exchange Act Rules 13a–15(e) and 15d–15 (e)) as of the end of the period covered by this quarterly report. Based on this evaluation, our CEO and CFO concluded that our disclosure controls and procedures were effective as of such date.

Changes in Internal Controls over Financial Reporting. There has been no change in our internal control over financial reporting during the last fiscal quarter covered by this quarterly report that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

RISK FACTORS

For the quarter ended June 30, 2011, there has been no significant change in our risk factors from those described in our 2010 Financial Review. This includes our exposure to market factors that can affect our performance with respect to currency and interest rates.

MANAGEMENT’S DISCUSSION AND ANALYSIS
June 30, 2011
STANTEC INC. (UNAUDITED)

Consolidated Statements of Financial Position
(Unaudited)
		June 30	December 31
		2011	2010
(In thousands of Canadian dollars)	Notes	$	$

ASSETS	11
Current
Cash and short-term deposits	6	5,666	62,731
Trade and other receivables	7	310,907	295,740
Unbilled revenue		135,113	104,696
Income taxes recoverable		15,074	12,313
Prepaid expenses		10,668	10,699
Other financial assets	9	10,836	10,589
Other assets	10	4,922	4,176

Total current assets		493,186	500,944
Non-current
Property and equipment		107,788	113,689
Goodwill		559,947	548,272
Intangible assets		69,851	72,136
Investments in associates	8	1,938	2,831
Deferred tax assets		40,793	40,912
Other financial assets	9	63,791	57,235
Other assets	10	976	1,339

Total assets		1,338,270	1,337,358

LIABILITIES AND EQUITY
Current
Bank indebtedness	6	5,421	-
Trade and other payables		162,499	186,287
Billings in excess of costs		42,454	56,741
Income taxes payable		-	4,595
Current portion of long-term debt	11	45,859	46,394
Provisions	12	16,253	17,297
Other financial liabilities	13	9,987	9,365
Other liabilities	14	3,258	3,313

Total current liabilities		285,731	323,992
Non-current
Long-term debt	11	275,636	275,636
Provisions	12	41,247	39,143
Deferred tax liabilities		49,491	47,780
Other financial liabilities	13	2,808	5,789
Other liabilities	14	31,535	29,330

Total liabilities		686,448	721,670

Shareholders' equity
Share capital	16	225,527	225,158
Contributed surplus	16	14,355	13,340
Retained earnings		440,543	393,844
Accumulated other comprehensive loss	19	(28,706)	(16,757)

Total equity attributable to equity holders of the Company		651,719	615,585

Non-controlling interests		103	103

Total equity		651,822	615,688

Total liabilities and equity		1,338,270	1,337,358

See accompanying notes

June 30, 2011
STANTEC INC. (UNAUDITED)

Consolidated Statements of Income
	(Unaudited)

		For the quarter ended		For the two quarters ended
		June 30		June 30

		2011	2010	2011	2010
(In thousands of Canadian dollars, except per
share amounts)	Notes	$	$	$	$

Gross revenue		412,347	371,168	821,003	742,729
Less subconsultant and other direct expenses		69,990	67,342	141,854	142,123

Net revenue		342,357	303,826	679,149	600,606
Direct payroll costs	22	153,675	134,581	302,569	266,515

Gross margin		188,682	169,245	376,580	334,091
Administrative and marketing expenses	16, 22	138,426	124,092	280,451	246,965
Depreciation of property and equipment		6,881	6,058	13,348	11,826
Amortization of intangible assets		4,647	3,691	9,331	7,715
Net interest expense	21	2,756	2,141	4,973	3,475
Other net finance expense (income)	21	727	(365)	1,403	(765)
Share of income from associates	8	(161)	(635)	(348)	(1,213)
Foreign exchange loss (gain)		199	1,053	(392)	995
Other (income) expense		(6)	-	(41)	262

Income before income taxes		35,213	33,210	67,855	64,831

Income taxes	20
Current		8,687	6,551	17,033	14,724
Deferred		820	2,941	1,288	10,057

Total income taxes		9,507	9,492	18,321	24,781

Net income for the period		25,706	23,718	49,534	40,050

Weighted average number of shares outstanding
– basic		45,736,514	45,727,380	45,753,235	45,726,090

Weighted average number of shares outstanding
– diluted		45,856,614	45,994,449	45,909,137	46,016,408

Shares outstanding, end of the period		45,691,852	45,588,020	45,691,852	45,588,020

Earnings per share
Basic		0.56	0.52	1.08	0.88

Diluted		0.56	0.52	1.08	0.87

See accompanying notes

June 30, 2011
STANTEC INC. (UNAUDITED)

Consolidated Statements of Comprehensive Income
(Unaudited)

		For the quarter ended		For the two quarters ended
		June 30		June 30

		2011	2010	2011	2010
(In thousands of Canadian dollars)	Notes	$	$	$	$

Net Income for the period		25,706	23,718	49,534	40,050

Other comprehensive income (loss)
Exchange differences on translation of foreign operations	19	(241)	18,753	(11,983)	3,725
Net gain (loss) on available-for-sale financial assets	19	(115)	(511)	34	(131)
Income tax	19	3	8	-	2

Other comprehensive income (loss) for the period, net of tax		(353)	18,250	(11,949)	3,596

Total comprehensive income for the period, net of tax		25,353	41,968	37,585	43,646

See accompanying notes

June 30, 2011
STANTEC INC. (UNAUDITED)

Consolidated Statements of Shareholders' Equity (Unaudited)
					Accumulated
					Other
	Shares	Share	Contributed		Comprehensive
	Outstanding	Capital	Surplus	Retained	Income (Loss)
	(note 16)	(note 16)	(note 16)	Earnings	(note 19)	Total
(In thousands of Canadian dollars, except shares outstanding)	#	$	$	$	$	$

Balance, January 1, 2010	45,716,820	221,983	12,606	302,966	323	537,878

Net income				40,050		40,050
Other comprehensive income					3,596	3,596

Total comprehensive income				40,050	3,596	43,646

Share options exercised for cash	69,500	1,036				1,036
Share-based compensation expense			1,334			1,334
Shares repurchased under normal course issuer bid	(198,300)	(965)	(59)	(3,863)		(4,887)
Reclassification of fair value of share options previously expensed		396	(396)			-

Balance, June 30, 2010	45,588,020	222,450	13,485	339,153	3,919	579,007

Balance, December 31, 2010	45,768,320	225,158	13,340	393,844	(16,757)	615,585

Net income				49,534		49,534
Other comprehensive loss					(11,949)	(11,949)

Total comprehensive income				49,534	(11,949)	37,585

Share options exercised for cash	48,532	725				725
Share-based compensation expense			1,313			1,313
Shares repurchased under normal course issuer bid	(125,000)	(616)	(38)	(2,835)		(3,489)
Reclassification of fair value of share options previously expensed		260	(260)			-

Balance, June 30, 2011	45,691,852	225,527	14,355	440,543	(28,706)	651,719

See accompanying notes

June 30, 2011
STANTEC INC. (UNAUDITED)

Consolidated Statements of Cash Flows
(Unaudited)
		For the quarter ended		For the two quarters ended
		June 30		June 30

		2011	2010	2011	2010
(In thousands of Canadian dollars)	Notes	$	$	$	$

CASH FLOWS FROM (USED IN) OPERATING ACTIVITIES
Cash receipts from clients		374,727	363,757	781,141	712,973
Cash paid to suppliers		(118,517)	(116,255)	(286,054)	(251,450)
Cash paid to employees		(240,986)	(210,829)	(473,728)	(415,888)
Interest received		126	605	829	1,728
Interest paid		(840)	(3,173)	(6,522)	(8,551)
Finance costs paid		(655)	(371)	(1,265)	(722)
Income taxes paid		(13,562)	(12,362)	(29,205)	(27,363)
Income taxes recovered		2,842	1,177	4,519	1,547

Cash flows from (used in) operating activities	23	3,135	22,549	(10,285)	12,274

CASH FLOWS FROM (USED IN) INVESTING ACTIVITIES
Business acquisitions, net of cash acquired	5	(13,582)	(4,275)	(45,331)	(26,082)
Dividends from equity investments		-	1,885	175	2,787
Decrease (increase) in investments held for self-insured liabilities		(2,345)	2,122	(3,736)	(94)
Decrease (increase) of other investments		1,085	-	(635)	-
Purchase of property and equipment		(6,753)	(5,965)	(11,466)	(11,441)
Purchase of intangible assets		(795)	(100)	(3,444)	(2,624)
Proceeds on disposition of property and equipment		848	133	897	195

Cash flows used in investing activities		(21,542)	(6,200)	(63,540)	(37,259)

CASH FLOWS FROM (USED IN) FINANCING ACTIVITIES
Repayment of bank debt		(115,065)	(7,743)	(157,886)	(24,745)
Proceeds from bank debt		923	5,000	54,626	69,000
Proceeds from senior secured notes		125,000	-	125,000	-
Transaction costs on senior secured notes		(975)	-	(975)	-
Repayment of acquired bank indebtedness	5	(1,482)	-	(2,166)	-
Payment of finance lease obligations		(583)	(808)	(3,727)	(4,021)
Repurchase of shares for cancellation	16	(1,666)	(4,887)	(3,489)	(4,887)
Proceeds from issue of share capital		241	729	726	1,036

Cash flows from (used in) financing activities		6,393	(7,709)	12,109	36,383

Foreign exchange gain (loss) on cash held in foreign currency		(259)	945	(770)	404

Net increase (decrease) in cash and cash equivalents		(12,273)	9,585	(62,486)	11,802
Cash and cash equivalents, beginning of the period	6	12,518	16,907	62,731	14,690

Cash and cash equivalents, end of the period	6	245	26,492	245	26,492

See accompanying notes

June 30, 2011
STANTEC INC. (UNAUDITED)

Notes to the Condensed Unaudited Interim Consolidated Financial Statements

1. Corporate Information

The consolidated financial statements of Stantec Inc. (the Company) for the quarter ended June 30, 2011, were authorized for issue in accordance with a resolution of directors of the Company’s Audit and Risk Committee on August 3, 2011. The Company was incorporated under the Canada Business Corporations Act on March 23, 1984. Its shares are traded on the Toronto Stock Exchange (TSX) and New York Stock Exchange under the symbol STN. The Company’s registered office and records office is located at 10160 – 112 Street, Edmonton, Alberta. The Company is domiciled in Canada.

The Company is a provider of comprehensive professional services in the area of infrastructure and facilities for clients in the public and private sectors. The Company's services include planning, engineering, architecture, interior design, landscape architecture, surveying, project management, environmental sciences, and project economics for infrastructure and facilities projects.

2. Basis of Preparation

These interim consolidated financial statements of the Company were prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB). Since this is the first year the Company presents its results and financial position under IFRS, these consolidated financial statements were prepared in accordance with International Accounting Standards (IAS) 34, “Interim Financial Reporting,” and IFRS 1, “First-Time Adoption of IFRS,” (IFRS 1), and in accordance with the significant accounting policies and estimates described in notes 4 and 5 of the Company's March 31, 2011, consolidated financial statements. Subject to certain transition elections disclosed in note 26, the Company has consistently applied the same accounting policies in its opening IFRS statement of financial position at January 1, 2010, and throughout all periods presented as if these policies had always been in effect. Note 26 discloses the impact of the transition to IFRS on the Company’s reported financial position, financial performance, and cash flows, including the nature and effect of significant changes in accounting policies from those used in the Company’s consolidated financial statements for the period ended June 30, 2010.

The policies applied in these interim consolidated financial statements are based on IFRS issued and outstanding as of August 3, 2011. Any subsequent changes to IFRS that are given effect in the Company’s annual consolidated financial statements for the year ending December 31, 2011, could result in restatement of these interim consolidated financial statements, including the transition adjustments recognized on the changeover to IFRS.

The Company’s consolidated financial statements were previously prepared in accordance with Canadian generally accepted accounting principles (GAAP), which differed from IFRS. These condensed interim consolidated financial statements should be read in conjunction with the Company’s Canadian GAAP annual financial statements for the year ended December 31, 2010, and the Company's first results and financial position under IFRS for the period ended March 31, 2011. Note 26 discloses IFRS information for the period ended June 30, 2010, that is material to an understanding of these interim financial statements.

The consolidated financial statements have been prepared on a historical cost basis, unless otherwise stated in the significant accounting policies. Exceptions to the historical cost basis include certain categories of property and equipment that have been recorded using fair value as at January 1, 2010, as deemed cost, investment property, derivative financial instruments, and available-for-sale financial assets that have been measured at fair value. The consolidated financial statements are presented in Canadian dollars, and all values are rounded to the nearest thousand ($000) except when otherwise indicated.

June 30, 2011
NOTES TO THE CONDENSED UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
STANTEC INC. (UNAUDITED)

3. Basis of Consolidation

The consolidated financial statements include the accounts of Stantec Inc., its subsidiaries, and all its special purpose entities as at June 30, 2011.

Subsidiaries and special purpose entities are fully consolidated from the date of acquisition, being the date on which the Company obtains control, and continue to be consolidated until the date that such control ceases. The statements of financial position of the subsidiaries are prepared as at June 30, 2011, using consistent accounting policies. All intercompany balances are eliminated in full.

Joint ventures and partnerships are accounted for on the proportionate consolidation basis, which results in the Company recording its pro rata share of the assets, liabilities, revenues, and expenses of each of these entities.

4. Recent Accounting Pronouncements

The listing below includes issued standards and interpretations which the Company reasonably expects to be applicable at a future date and intends to adopt when they become effective.

In November 2009, the IASB issued IFRS 9, “Financial Instruments” (IFRS 9), as part of the first of three phases to replace IAS 39, "Financial Instruments: Recognition and Measurement" (IAS 39). The first phase addressed the classification and measurement of financial assets. Under IAS 39, financial assets were classified into four categories: (1) financial assets at fair value through profit and loss, (2) held-to-maturity investments, (3) loans and receivables, and (4) available-for-sale financial assets. IFRS 9 replaces the multiple classification and measurement models with a single model that has only two classification categories: amortized cost and fair value.

In October 2010, the IASB reissued IFRS 9, incorporating new requirements on accounting for financial liabilities and carrying over from IAS 39 the requirements for derecognition of financial assets and financial liabilities. Most of the requirements in IAS 39 for the classification and measurement of financial liabilities were carried forward unchanged to IFRS 9. The reissued IFRS 9 requires that the amount of change in the fair value of the financial liability that is attributable to changes in the credit risk of that liability be presented in other comprehensive income, instead of in profit and loss. The effective date of the IFRS 9 adoption is the first annual period beginning on or after January 1, 2013, with early adoption permitted. IFRS 9 is to be applied retrospectively. The Company is currently considering the impact of adopting IFRS 9 on its consolidated financial statements and cannot reasonably estimate the effect at this time.

In October 2010, the IASB issued amendments to IFRS 7, “Disclosures—Transfers of Financial Assets” (the amendments). The amendments require additional qualitative and quantitative disclosure associated with the transfers of financial assets. An entity transfers all or part of a financial asset if it either transfers or retains the contractual right to receive the cash flows of that financial asset but assumes a contractual obligation to pay the cash flows to one or more recipients in an arrangement. The disclosure requirements are different for those transferred financial assets that are not derecognized in their entirety and those that are derecognized in their entirety. Entities are required to apply the amendments for annual periods beginning on or after July 1, 2011. Early adoption is permitted. The new disclosure requirements are required to be applied prospectively. Currently, there are no instances where the Company transfers its financial assets; therefore, the adoption of the amendments is not expected to have a material impact on its consolidated financial statements.

In May 2011, the IASB issued IFRS 10, “Consolidated Financial Statements” (IFRS 10) establishing principles for the presentation and preparation of consolidated financial statements when an entity controls one or more other entities. IFRS 10 supersedes IAS 27, “Consolidated and Separate Financial Statements” (IAS 27) and Standing Interpretations Committee (SIC)-12, “Consolidation—Special Purpose Entities” (SIC-12). The standard requires an

June 30, 2011
NOTES TO THE CONDENSED UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
STANTEC INC. (UNAUDITED)

entity that controls one or more other entities to present consolidated financial statements. Per IFRS 10, an investor controls an investee when it is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. An investor controls an investee if the investor has all the following: power over the investee; exposure, or rights, to variable returns from its investment with the investee; and the ability to use its power over the investee to affect the amount of the investor’s returns. The standard also sets out the accounting requirements for the preparation of consolidated financial statements. The effective date of adoption is the first annual period beginning on or after January 1, 2013, with early adoption permitted. IFRS 10 is to be applied retrospectively. The Company is currently considering the impact of adopting IFRS 10 on its consolidated financial statements and cannot reasonably estimate the effect at this time.

In May 2011, the IASB issued IFRS 11, “Joint Arrangements” (IFRS 11) to establish principles for financial reporting by parties to a joint arrangement. This standard supersedes IAS 31, “Interests in Joint Ventures” (IAS 31) and SIC-13, “Jointly Controlled Entities—Non-Monetary Contributions by Venturers.” Under IFRS 11, joint arrangements are classified as either joint operations or joint ventures; the classification of a joint arrangement focuses on the nature and substance of the rights and obligations of the arrangement, with the legal form being only one element that is considered. IFRS 11 requires that joint ventures be accounted for using the equity method, rather than proportionate consolidation. The effective date of adoption is the first annual period beginning on or after January 1, 2013, with early adoption permitted. IFRS 11 is to be applied retrospectively. The Company is currently considering the impact of adopting IFRS 11 on its consolidated financial statements and cannot reasonably estimate the effect at this time.

In May 2011, the IASB amended IAS 28, “Investments in Associates and Joint Ventures” (IAS 28), previously IAS 28, “Investments in Associates”. The amended IAS 28 sets out the accounting for investments in associates and the requirements for application of the equity method when accounting for investments in associates and joint ventures. The major changes from the previously issued IAS 28 include incorporating the accounting for joint ventures into the standard, as well as moving the disclosure requirements associated with this standard to IFRS 12. The effective date of adoption is the first annual period beginning on or after January 1, 2013, with early adoption permitted. The amendments to IAS 28 are to be applied retrospectively. The Company is currently considering the impact of adopting the amendments to IAS 28 on its consolidated financial statements and cannot reasonably estimate the effect at this time.

In May 2011, the IASB issued IFRS 12, “Disclosure of Interests in Other Entities” (IFRS 12). IFRS 12 combines the disclosure requirements for an entity’s interests in subsidiaries, joint arrangements, associates, and structured entities into one comprehensive disclosure standard. Many of the disclosure requirements were previously included in IAS 27, IAS 28, IAS 31, and SIC-12 while others are new. IFRS 12 requires that an entity discloses the significant judgment and assumptions it has made in determining whether it controls an entity. The standard also expands the disclosure requirements for subsidiaries with non-controlling interests (NCI), joint arrangements, and associates that are individually material. It also replaces the term “special-purpose entity” with “structured entity” and expands the disclosure for the interests in such entities. The effective date of adoption is the first annual period beginning on or after January 1, 2013, with early adoption permitted. IFRS 12 is to be applied retrospectively. The Company is currently considering the impact of adopting IFRS 12 on its consolidated financial statements and cannot reasonably estimate the effect at this time.

In May 2011, the IASB issued IFRS 13, “Fair Value Measurements” (IFRS 13). IFRS 13 provides guidance on how to measure fair value under IFRS when fair value is required or permitted by other standards. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Fair value measurement assumes that the transaction to sell the asset or transfer the liability takes place either in the principal market or most advantageous market. When measuring fair value an entity is required to maximize the use of relevant observable inputs and minimize the use of unobservable inputs. IFRS 13 includes a fair value hierarchy which prioritizes the inputs in a fair value measurement. The standard also describes the valuation techniques that may be used to measure fair value.

June 30, 2011
NOTES TO THE CONDENSED UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
STANTEC INC. (UNAUDITED)

IFRS 13 requires enhanced disclosure for fair value. IFRS 13 is applied prospectively for annual periods beginning on or after January 1, 2013, and comparative disclosures for prior periods are not required. Early adoption is permitted. The Company is currently considering the impact of adopting IFRS 13 on its consolidated financial statements and cannot reasonably estimate the effect at this time.

In June 2011, the IASB issued amendments to IAS 1, “Presentation of Financial Statements” (IAS 1) to improve the consistency and clarity of items presented in Other Comprehensive Income (OCI). The amendments require that items presented in OCI be grouped into two categories: items that may be reclassified into profit or loss at a future date and items that will never be reclassified into profit or loss. There is no change in the determination of which items are to be included in OCI or to whether or not those items may be reclassified into profit or loss; the only change is in the presentation requirements of the items in OCI. The amendments to IAS 1 are effective for annual periods beginning on or after July 1, 2012. Early adoption is permitted. The Company is currently considering the impact of adopting the amendments to IAS 1 on its consolidated financial statements presentation.

5. Business Acquisitions

Acquisitions are accounted for under the acquisition method of accounting, and the results of operations since the respective dates of acquisition are included in the consolidated statements of income. From time to time, as a result of the timing of acquisitions in relation to the Company’s reporting schedule, certain of the purchase price allocations may not be finalized at the initial time of reporting. Purchase price allocations are completed after the vendors’ final financial statements and income tax returns have been prepared and accepted by the Company and when the valuation of intangible assets acquired is finalized. Such preliminary purchase price allocations are based on management’s best estimates of the fair values of the acquired identifiable assets and liabilities at the acquisition date. During a measurement period not to exceed one year, adjustments to the initial estimates may be required to finalize the purchase price allocations. The Company will revise comparative information if these measurement period adjustments are material.

The consideration paid for acquisitions may be subject to price adjustment clauses included in the purchase agreements. At each consolidated statement of financial position date, these price adjustment clauses are reviewed, which may result in an increase or reduction to the note payable consideration recorded at acquisition to reflect either more or less non-cash working capital than was originally recorded. Since these adjustments are due to facts and circumstances occurring after the acquisition date they are not considered measurement period adjustments.

In addition, consideration, specified in certain purchase agreements, may be based on future performance parameters. This contingent consideration is recognized at its fair value at the acquisition date. Any changes to the fair value after the acquisition date are recorded in other (income) expense.

In the case of some acquisitions, additional payments may be made to the employees of an acquired company that are based on their continued service over an agreed period of time. These additional payments are not included in the purchase price. They are expensed as compensation as services are provided by the employees.

Acquisitions in 2011

On February 11, 2011, the Company acquired all the shares and business of QuadraTec, Inc. for cash consideration and notes payable. With offices in Newfoundland and Labrador, QuadraTec, Inc. provides mechanical, electrical, industrial, and communications engineering; energy management; design studies; and contract management.

On May 27, 2011, the Company acquired all the shares and business of the Caltech Group (Caltech) for cash consideration and notes payable. Headquartered in Calgary, Alberta, Caltech provides multidisciplinary engineering, procurement, and construction management services. The addition of Caltech’s services will

June 30, 2011
NOTES TO THE CONDENSED UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
STANTEC INC. (UNAUDITED)

augment the Company’s existing oil and gas and power business throughout North America. Caltech has experience in the design of utility, electrical asset, and telecom facilities, which includes a range of client planning, engineering, consulting, and development services.

Acquisitions in 2010

On March 1, 2010, the Company acquired the net assets and business of Project Control Group Inc. for cash consideration and notes payable. The acquisition of this firm, located in Toronto, Ontario, strengthened the Company's program and project management expertise.

On April 30, 2010, the Company acquired all the shares and business of the Winnipeg, Manitoba-based firm TetrES Consultants Inc. (TetrES ) for cash consideration and notes payable. TetrES is an environmental management consulting firm that specializes in providing infrastructure and master planning, environmental assessment, and management of strategic regulatory issues and regulatory defense and expert testimony for the energy, government, mining, food-processing, petrochemical, and tribunal support sectors. The acquisition of this firm strengthened the Company's environmental services in Canada.

On July 2, 2010, the Company acquired all the shares and business of IEA Holdings, Inc. (IEA) for cash consideration and promissory notes. The acquisition of IEA, headquartered in Portland, Maine, enhanced the Company’s expertise in the power sector. IEA specializes in providing engineering, project management, procurement, construction management, and start-up services for the energy market.

On July 23, 2010, the Company acquired all the shares and business of WilsonMiller Inc. for cash consideration and promissory notes. Headquartered in Naples, Florida, with offices throughout the state, WilsonMiller Inc. is a multidisciplinary planning, design, and engineering firm that provides services for infrastructure, transportation, land management, and environmental projects to public and private sector clients.

On July 30, 2010, the Company acquired the net assets and business of Natural Resources Consulting, Inc. (NRC) for cash consideration and promissory notes. The acquisition of this firm, headquartered in Cottage Grove, Wisconsin, strengthened the Company’s Environment practice area. NRC provides environmental permitting and compliance support services particularly related to the siting and permitting of electrical transmission lines, natural gas and petroleum pipelines, and renewable energy projects.

On August 6, 2010, the Company acquired the net assets and business of Communication Arts, Inc. (CommArts) for cash consideration and promissory notes. The acquisition of this firm, headquartered in Boulder, Colorado, enhanced the Company’s Architecture practice. CommArts is a design firm that specializes in project visioning, branding, and associated conceptual architectural and environmental graphics.

On September 10, 2010, the Company acquired all the shares and business of Anshen & Allen Architecture, Inc. (Anshen + Allen) for cash consideration and notes payable. Anshen + Allen is an international architecture firm that specializes in the design of healthcare, academic, and research facilities through offices in San Francisco, California; Columbus, Ohio; Boston, Massachusetts; and London, England.

On September 15, 2010, the Company acquired all the shares and business of ECO:LOGIC Engineering (ECO:LOGIC) for cash consideration and promissory notes. The acquisition of ECO:LOGIC, headquartered in Rocklin, California, enhanced the services offered in the Company's Environment practice area. ECO:LOGIC specializes in the planning, permitting, design, construction management, and operations of water and wastewater facilities in northern California and Nevada.

On October 8, 2010, the Company acquired the net assets and business of Street Smarts, Inc. and Data Smarts, LLC (Street Smarts) for cash consideration and promissory notes. These firms, based in Duluth, Georgia, provide services to both the public and private sectors in transportation planning, traffic engineering, roadway design,

June 30, 2011
NOTES TO THE CONDENSED UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
STANTEC INC. (UNAUDITED)

surveying and geomatics, subsurface utility engineering, and land development. The acquisition of Street Smarts provided greater depth to the Transportation practice in the southeastern United States and built on the Company’s presence in Atlanta, Georgia.

On December 3, 2010, the Company acquired all the shares and business of Burt Hill, Inc. (Burt Hill) for cash consideration and promissory notes. This Pennsylvania-headquartered international architecture and engineering firm specializes in higher education and healthcare design. Burt Hill’s office locations largely complement the Company’s existing operations along the US East Coast, including shared presence in Pittsburgh and Philadelphia, Pennsylvania; Boston, Massachusetts; Columbus, Ohio; and Phoenix, Arizona. The acquisition also added US staff in Butler and State College, Pennsylvania; Cleveland, Ohio; Washington, DC; and Miami, Florida, and international staff in the United Arab Emirates and India.

During the first two quarters of 2011, the Company finalized the purchase price allocations for the TetrES, IEA, WilsonMiller, Inc., NRC, and CommArts acquisitions. The Company expects to finalize the purchase price allocations for the ECO:LOGIC and Anshen + Allen acquisitions in the third quarter of 2011; the purchase price allocations for the Street Smarts, Burt Hill, and QuadraTec, Inc. acquisitions in the fourth quarter of 2011; and the purchase price allocation for the Caltech acquisition in the second quarter of 2012.

Aggregate consideration for assets acquired and liabilities assumed

Details of the aggregate consideration transferred and the fair value of the identifiable assets and liabilities acquired at the date of acquisition are as follows:

	June 30	December 31
	2011	2010
(In thousands of Canadian dollars)	$	$

Cash consideration	14,271	79,256
Notes payable	14,009	39,878

Consideration	28,280	119,134

Assets and liabilities acquired
Cash acquired	-	12,267
Bank indebtedness assumed	(2,166)	(3,895)
Non-cash working capital	6,408	(5,203)
Property and equipment	960	13,925
Investments	-	1,493
Other financial assets	543	6,655
Intangible assets
Client relationships	2,801	13,119
Contract backlog	795	5,289
Software	-	391
Other	(892)	195
Other financial liabilities	-	(493)
Other liabilities	(456)	-
Long-term debt	(390)	(15,883)
Deferred income taxes	(974)	(5,071)
Finance lease obligations	(369)	(82)

Total identifiable net assets at fair value	6,260	22,707
Non-controlling interest in subsidiaries	-	83
Goodwill arising on acquisitions	22,020	96,344

Consideration	28,280	119,134

Trade receivables assumed from acquired companies are recognized at their fair value at the time of acquisition.

June 30, 2011
NOTES TO THE CONDENSED UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
STANTEC INC. (UNAUDITED)

The fair value of trade receivables amounts to $12,221,000 (December 31, 2010 – $51,837,000). The gross amount of trade receivables is $12,401,000 (December 31, 2010 – $58,488,000).

Goodwill comprises the value of expected synergies arising from an acquisition, the expertise and reputation of the assembled workforce acquired, and the geographic location of the acquiree. No goodwill or intangible assets resulting from acquisitions completed in 2011 (December 31, 2010 – $25,494,000) were deductible for income tax purposes.

The fair value of contingent liabilities is determined at the acquisition date. These liabilities relate to claims that are subject to legal arbitration. During the period, the Company did not assume any contingent liabilities relating to current acquisitions. As at the reporting date, contingent liabilities outstanding from current and prior acquisitions were reassessed and determined to be $8,575,000 based on their expected probable outcome. Certain of these claims are indemnified by the acquiree (note 9). The Company recorded no indemnification assets relating to current year acquisitions.

As a result of the Caltech acquisition, the Company assumed commitments for operating leases of approximately $13,296,000 with remaining lease terms of 9 years.

The Company integrates the operations and systems of acquired entities shortly after the acquisition date; therefore, it is impracticable for the Company to disclose acquiree revenue and earnings in its consolidated financial statements since the acquisition date.

If the business combinations that occurred in 2011 had taken place at the beginning of 2011, revenue from continuing operations would have been $834,272,000 and the profit from continuing operations for the Company would have been $49,821,000. If the business combinations that occurred in 2010 had taken place at the beginning of 2010, revenue from continuing operations for the fiscal year 2010 would have been $1,692,132,000 and the profit from continuing operations for the Company would have been $95,793,000.

In 2011, directly attributable acquisition-related costs of $164,000 (December 31, 2010 – $1,946,000) have been expensed and are included in administrative and marketing expenses.

Consideration paid and outstanding
Details of the consideration paid for current and past acquisitions are as follows:
For the quarter ended		For the two quarters
	June 30	ended June 30
	2011	2011
(In thousands of Canadian dollars)	$	$

Cash consideration (net of cash acquired) on 2011
acquisitions	10,003	14,271
Payments on notes payable from previous acquisitions	3,579	30,297
Payment of contingent consideration	-	763

Total net cash paid	13,582	45,331

June 30, 2011
NOTES TO THE CONDENSED UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
STANTEC INC. (UNAUDITED)

The total notes payable, contingent consideration outstanding, and adjustments to these obligations are as follows:

		Contingent
	Notes Payable	Consideration
(In thousands of Canadian dollars)	$	$

December 31, 2010	90,244	4,603
Additions for acquisitions in the period	14,009	-
Other adjustments	1,010	-
Payments	(30,297)	(763)
Interest	43	31
Impact of foreign exchange	(1,198)	(41)

June 30, 2011	73,811	3,830

During the first two quarters of 2011, the Company adjusted the notes payable on the Jacques Whitford; WilsonMiller; ECO:LOGIC; Street Smarts; Murphy Hilgers Architects Inc.; Anshen + Allen; Burt Hill; and QuadraTec, Inc. acquisitions pursuant to price adjustment clauses included in the purchase agreements. These adjustments impacted non-cash working capital.

The Company has contingent consideration payable at various dates until February 2012, depending on whether the prior owners meet various future performance parameters. The Company uses the income approach to determine the fair value of contingent consideration. At June 30, 2011, the range of undiscounted outcomes for the outstanding contingent consideration was from approximately $3,587,000 to a maximum of $3,899,000. During the quarter, prior owners met performance parameters relating to $3,453,000 of the contingent consideration outstanding at June 30, 2011. The $3,453,000 will be paid in the third quarter of 2011.

6. Cash and Short-Term Deposits

The Company’s policy is to invest cash in excess of operating requirements in highly liquid investments. Cash and cash equivalents consist of the following:

	June 30	December 31
	2011	2010
(In thousands of Canadian dollars)	$	$

Cash in bank and on hand	4,215	59,829
Unrestricted investments	1,451	2,902

Cash and short-term deposits	5,666	62,731
Bank indebtedness	(5,421)	-

Cash and cash equivalents	245	62,731

Unrestricted investments consist of short-term bank deposits with initial maturities of three months or less.

June 30, 2011
NOTES TO THE CONDENSED UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
STANTEC INC. (UNAUDITED)

7. Trade and Other Receivables
	June 30	December 31
	2011	2010
(In thousands of Canadian dollars)	$	$

Trade receivables, net of allowance	302,741	285,449
Joint venture trade receivables	2,519	3,652
Holdbacks, current	1,692	2,184
Other	3,955	4,455

	310,907	295,740

The Company maintains an allowance for estimated losses on trade receivables. The estimate is based on the best assessment of the collectability of the related receivable balance based, in part, on the age of the outstanding receivables and on the Company's historical collection and loss experience. The following table provides a reconciliation of changes to the Company's allowance for doubtful accounts (note 17):

	June 30	December 31
	2011	2010
(In thousands of Canadian dollars)	$	$

Balance, beginning of the period	8,033	9,395
Provision for doubtful accounts	4,103	5,915
Deductions	(2,125)	(6,892)
Impact of foreign exchange	(130)	(385)

Balance, end of the period	9,881	8,033

The aging analysis of gross trade receivables is as follows:

	Total	1–30	31–60	61–90	91–120	120	+
(In thousands of Canadian dollars)	$	$	$	$	$	$

June 30, 2011	312,622	168,863	75,920	20,763	16,491	30,585

December 31, 2010	293,482	160,141	69,715	22,600	17,500	23,526

June 30, 2011
NOTES TO THE CONDENSED UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
STANTEC INC. (UNAUDITED)

8. Investments in Associates
The following table lists the Company’s investments in associates:
		% Equity Interest

	Jurisdiction of	June 30	December 31
Name	Incorporation	2011	2010

ADC-Stantec Inc.	Ontario, Canada	49	49
AIVEK Stantec Limited Partnership	Newfoundland and Labrador, Canada	49	49
CLFN-AXYS Limited Partnership	Alberta, Canada	49	49
Fort McKay-Stantec Evergreen Inc.	Alberta, Canada	49	49
KAVIK-STANTEC INC.	Northwest Territories, Canada	24.5	24.5
Neegan Naynowan Stantec LP	Ontario, Canada	49	49
Nunami Stantec Limited	Nunavut, Canada	49	49
Planning & Stantec Limited	Trinidad and Tobago	50	50
SSBV Consultants Inc.	British Columbia, Canada	33 1/3	33 1/3
Teshmont Consultants Inc.	Canada	50	50
Deton'Cho Stantec Limited Partnership	Northwest Territories, Canada	49	-
Deton'Cho Stantec Ltd.	Northwest Territories, Canada	49	-

These associated companies are private entities that are not listed on any public exchange.

The following table illustrates summarized financial information about the Company’s investment in associated companies:

	June 30	December 31
	2011	2010
(In thousands of Canadian dollars)	$	$

Share of the associates' statements of financial position:
Assets	2,737	3,885
Liabilities	1,425	1,675
Equity	1,312	2,210
Carrying amount of the investment	1,938	2,831

	For the quarter ended		For the two quarters ended
	June 30		June 30

	2011	2010	2011	2010
(In thousands of Canadian dollars)	$	$	$	$

Share of the associates' revenue and profit:
Revenue	1,099	2,626	1,962	5,047
Profits	236	635	348	1,213

June 30, 2011
NOTES TO THE CONDENSED UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
STANTEC INC. (UNAUDITED)

9. Other Financial Assets
	June 30	December 31
	2011	2010
(In thousands of Canadian dollars)	$	$

Investments held for self-insured liabilities	50,308	46,578
Investments	7,371	5,411
Holdbacks on long-term contracts	6,107	5,966
Indemnifications	2,096	1,937
Future sublease revenue	7,598	5,847
Other	1,147	2,085

	74,627	67,824
Less current portion	10,836	10,589

Long-term portion	63,791	57,235

Investments held for self-insured liabilities

Investments held for self-insured liabilities consist of government and corporate bonds and equity securities. These investments are classified as available for sale and are stated at fair value.

The fair value of the bonds at June 30, 2011, was $35,149,000 (December 31, 2010 – $31,564,000), and the fair value of the equities was $15,159,000 (December 31, 2010 – $15,014,000). The amortized cost of the bonds at June 30, 2011, was $34,544,000 (December 31, 2010 – $31,002,000), and the cost of the equities was $13,261,000 (December 31, 2010 – $13,040,000). The bonds bear interest at rates ranging from 0.52% to 5.5% per annum (December 31, 2010 – 1.43% to 5.5%).

The term to maturity of the bond portfolio, stated at fair value, is as follows:
	June 30	December 31
	2011	2010
(In thousands of Canadian dollars)	$	$

Within one year	8,022	3,433
After one year but less than five years	27,127	28,131

Total	35,149	31,564

Indemnifications

If the Company is contractually indemnified by an acquiree for the outcome of a contingency, it must recognize an indemnification asset at the same time that it recognizes a contingent liability. The asset and liability are initially recognized at the fair value on the acquisition date based on expected probable outcome. The Company's indemnifications relate to certain legal claims. During the period, the Company adjusted contingent liabilities and indemnification assets by $169,000 relating to prior acquisitions due to new information obtained in the period.

Future sublease revenue

When the Company ceases to use an office space under an operating lease arrangement, or sublets part of an office space at a loss compared to its original operating lease arrangement, it records a liability for the present value of future lease payments as well as an asset for the present value of the future rental income that is virtually certain.

June 30, 2011
NOTES TO THE CONDENSED UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
STANTEC INC. (UNAUDITED)

10. Other Assets
	June 30	December 31
	2011	2010
(In thousands of Canadian dollars)	$	$

Assets held for sale	4,127	3,381
Other	1,771	2,134

	5,898	5,515
Less current portion	4,922	4,176

Long-term portion	976	1,339

The Company is in the process of selling certain buildings, land, and equipment. These properties meet the criteria for assets held for sale, with the expectation of selling these assets within 2011 and 2012. Therefore, these assets are measured at the lower of their carrying amount and fair value less costs to dispose and are no longer depreciated.

11. Long-Term Debt
	June 30	December 31
	2011	2010
(In thousands of Canadian dollars)	$	$

Non-interest-bearing note payable	204	195
Other notes payable	75,259	91,903
Bank loan	115,444	220,217
Senior secured notes	124,053	-
Finance lease obligations	6,535	9,715

	321,495	322,030
Less current portion	45,859	46,394

Long-term portion	275,636	275,636

Non-interest-bearing note payable

The non-interest-bearing note payable is due November 1, 2027, in the amount of $933,000. The note's carrying amount of $204,000 is determined using a discount rate of 9.75%. If the non-interest-bearing note payable were discounted at interest rates in effect at June 30, 2011, the fair value of the note would be $514,000 (December 31, 2010 – $468,000).

Other notes payable

The weighted average rate of interest on the other notes payable is 3.65% (December 31, 2010 – 4.29%). The notes may be supported by promissory notes and are due at various times from 2011 to 2014. The aggregate maturity value of the notes is $76,116,000 (December 31, 2010 – $91,922,000). As at June 30, 2011, $36,318,000 (US$37,654,000) (December 31, 2010 – $43,015,000) of the notes' carrying amount was payable in US funds (December 31, 2010 – US$43,249,000). The carrying amount of the other notes payable approximates their fair value based on interest rates in effect at June 30, 2011.

June 30, 2011
NOTES TO THE CONDENSED UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
STANTEC INC. (UNAUDITED)

Bank loan

The Company has a $350 million revolving credit facility that matures on August 31, 2013. This facility also allows the Company access to an additional $75 million under the same terms and conditions on approval from its lenders. The facility is available for future acquisitions, working capital needs, and general corporate purposes. Depending on the form under which the credit facility is accessed, rates of interest will vary between Canadian prime, US base rate, or LIBOR or bankers' acceptance rates, plus specified basis points. The specified basis points may vary, depending on the Company’s level of consolidated debt to EBITDA (a non-IFRS measure), from 100 to 225 for Canadian prime and US base rate loans and from 200 to 325 for bankers’ acceptances, LIBOR loans, and letters of credit. As at June 30, 2011, $69,444,000 of the bank loan was payable in US funds (US$72,000,000), and $46,000,000 was payable in Canadian funds. As at December 31, 2010, $144,217,000 of the bank loan was payable in US funds (US$145,000,000), and $76,000,000 was payable in Canadian funds. Loans may be repaid under the credit facility from time to time at the option of the Company.

During 2008, the Company entered into an interest rate swap agreement that had the effect of converting the variable interest obligation associated with US$100 million of the credit facility, based on a LIBOR rate, into a fixed interest rate of 3.43%, plus an applicable basis points spread, which expired on September 3, 2010 (note 15).

The average interest rate applicable at June 30, 2011, was 2.97% (December 31, 2010 – 2.97%) (note 21). The credit facility contains restrictive covenants (note 18).

The funds available under the revolving credit facility are reduced by any outstanding letters of credit. At June 30, 2011, the Company had issued and outstanding letters of credit totaling $4,661,000 (December 31, 2010 –$4,736,000) payable in Canadian funds, $1,464,000 (US$1,518,000) (December 31, 2010 – $1,286,000, US$1,293,000) payable in US funds, and $1,036,000 (QAR3,772,000) (December 31, 2010 – $467,000, QAR1,724,000) payable in Qatari rial funds that expire at various dates before April 2012. These letters of credit were issued in the normal course of operations, including the guarantee of certain office rental obligations. At June 30, 2011, $221,974,000 (December 31, 2010 – $123,294,000) was available in the revolving credit facility for future activities.

As at December 31, 2010, $142,000 (US$143,000) in additional letters of credit payable in US funds and $5,000 payable in Canadian funds were assumed from acquisitions. The Company has a surety facility to facilitate, as part of the normal course of operations, the issuance of bonds for certain types of project work. As at June 30, 2011, $11,282,000 (US$11,697,000) (December 31, 2010 – $11,472,000, US$11,535,000) in bonds had been issued under this surety facility.

Senior secured notes

On May 13, 2011, the Company issued $70 million of 4.332% senior secured notes due May 10, 2016, and $55 million of 4.757% senior secured notes due May 10, 2018. These amounts were recorded net of transaction costs of $975,000. The senior secured notes were issued pursuant to an indenture dated May 13, 2011, between the Company, as issuer, and BNY Trust Company of Canada, as trustee and collateral agent. The senior secured notes are ranked pari passu with the Company’s existing revolving credit facility.

Interest on the senior secured notes is payable semi-annually in arrears on May 10 and November 10 each year commencing on November 10, 2011 until maturity or the earlier payment, redemption or purchase in full of the senior secured notes (note 21). The Company may redeem the senior secured notes, in whole at any time or in part from time to time, at specified redemption prices and subject to certain conditions required by the indenture. The Company may purchase its senior secured notes for cancellation at any time. The senior secured notes contain restrictive covenants (note 18). All the assets of the Company are held as collateral under a general security agreement for the revolving credit facility and the senior secured notes and substantially all of the Company’s subsidiaries have provided guarantees.

June 30, 2011
NOTES TO THE CONDENSED UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
STANTEC INC. (UNAUDITED)

Finance lease obligations

The Company has finance leases for software, motor vehicles, and equipment. As at June 30, 2011, the Company's finance lease obligations included finance leases bearing interest at rates ranging from 2.46% to 13.89% (December 31, 2010 – 2.29% to 13.89%). These finance leases expire at various dates before January 2015.

Future minimum lease payments under finance leases together with the present value of the net minimum lease payments are as follows:

	June 30	December 31
	2011	2010
(In thousands of Canadian dollars)	$	$

Within one year	5,278	5,177
After one year but less than five years	1,448	4,830

Total minimum lease payments	6,726	10,007

Present value of minimum lease payments	6,535	9,715

12. Provisions
	June 30	December 31
	2011	2010
(In thousands of Canadian dollars)	$	$

Provision for self-insured liabilities	34,394	33,372
Lease exit liabilities and onerous contracts	11,670	11,758
Provisions for claims	11,436	11,310

	57,500	56,440
Less current portion	16,253	17,297

Long-term portion	41,247	39,143

Provision for self-insured liabilities

The Company self-insures a portion of its estimated liabilities that may arise in connection with reported legal claims. This provision for self-insured liabilities is based on the results of an actuarial review performed in 2011 and 2010, with the current and long-term portion determined based on the actuarial estimate. Due to the nature of this provision, the timing of outflows is uncertain. At June 30, 2011, the long-term portion was $32,424,000 (December 31, 2010 – $30,256,000).

	June 30	December 31
	2011	2010
(In thousands of Canadian dollars)	$	$

Provision, beginning of the period	33,372	31,284
Current period provision	5,217	9,405
Payment for claims settlement	(3,434)	(6,294)
Impact of foreign exchange	(761)	(1,023)

Provision, end of the period	34,394	33,372

June 30, 2011
NOTES TO THE CONDENSED UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
STANTEC INC. (UNAUDITED)

Lease exit liabilities and onerous contracts
	June 30	December 31
	2011	2010
(In thousands of Canadian dollars)	$	$

Liability, beginning of the period	11,758	16,564
Current period provision	3,203	1,706
Costs paid or otherwise settled	(3,045)	(6,090)
Impact of foreign exchange	(246)	(422)

Liability, end of the period	11,670	11,758

Payments for lease exit liabilities will occur until July 2017.

Provisions for claims

Provisions for claims include an estimate for legal claims covered by third-party insurance. Due to the legal nature of this provision, the timing of outflows is uncertain. Often, these legal claims are from prior acquisitions and may be indemnified by the acquiree (notes 5 and 9).

	June 30	December 31
	2011	2010
(In thousands of Canadian dollars)	$	$

Provision, beginning of the period	11,310	9,671
Current period provision	1,336	1,557
Payment for claims settlement	(1,203)	(3,348)
Acquired claims	-	3,727
Indemnified contingent liabilities	169	(185)
Impact of foreign exchange	(176)	(112)

Provision, end of the period	11,436	11,310

13. Other Financial Liabilities
		June 30	December 31
		2011	2010
(In thousands of Canadian dollars)	Notes	$	$

Interest accrued on other notes payable	11	4,343	5,746
Contingent consideration	5	3,830	4,603
Other		4,622	4,805

		12,795	15,154
Less current portion		9,987	9,365

Long-term portion		2,808	5,789

June 30, 2011
NOTES TO THE CONDENSED UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
STANTEC INC. (UNAUDITED)

14. Other Liabilities
	June 30	December 31
	2011	2010
(In thousands of Canadian dollars)	$	$

Deferred gain on sale leaseback	4,223	4,441
Lease inducement benefits	25,300	23,434
Deferred share units payable	3,231	3,296
Liability for uncertain tax positions	1,591	1,472
Other	448	-

	34,793	32,643
Less current portion	3,258	3,313

Long-term portion	31,535	29,330

15. Derivative Financial Instruments

During 2008, the Company entered into a US$100 million interest rate swap agreement that matured on September 3, 2010. This swap agreement had the effect of converting the variable interest rate on US$100 million of the Company’s revolving credit facility, based on a LIBOR rate, into a fixed interest rate of 3.43%, plus an applicable basis points spread. The fair value of the interest rate swap, estimated using third-party market indicators and forecasts at June 30, 2010, was an unrealized loss of $553,000 ($398,000 net of tax). The Company did not designate the interest rate swap as a hedge; therefore, the unrealized gains or losses relating to this derivative financial instrument were recorded in income as an other net finance income (expense) and in the consolidated statements of financial position as an other financial liability or asset.

16. Share Capital

Authorized

Unlimited	Common shares, with no par value
Unlimited	Preferred shares issuable in series, with attributes designated by the board of directors

Common shares

During Q2 2011, 60,000 (Q2, 2010 – 198,300) common shares were repurchased for cancellation pursuant to an ongoing normal course issuer bid at a cost of $1,666,000 (Q2, 2010 - $4,887,000). Of this amount, $296,000 and $19,000 (Q2, 2010 - $965,000 and $59,000) reduced the share capital and contributed surplus accounts, respectively, with $1,351,000 (Q2, 2010 - $3,863,000) being charged to retained earnings.

During the first two quarters of 2011, 125,000 (June 30, 2010 – 198,300) common shares were repurchased for cancellation pursuant to an ongoing normal course issuer bid at a cost of $3,489,000 (June 30, 2010 –$4,887,000). Of this amount, $616,000 and $38,000 (June 30, 2010 – $965,000 and $59,000) reduced the share capital and contributed surplus accounts, respectively, with $2,835,000 (June 30, 2010 – $3,863,000) being charged to retained earnings.

During Q2 2011, the Company renewed its normal course issuer bid with the TSX, which enables it to purchase up to 2,287,592 common shares during the period of June 1, 2011, to May 31, 2012.

June 30, 2011
NOTES TO THE CONDENSED UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
STANTEC INC. (UNAUDITED)

During Q2 2011, the Company recognized a share-based compensation expense of $1,333,000 (Q2, 2010 –$779,000) in administrative and marketing expenses. Of the amount expensed, $764,000 related to the fair value of options granted, and $569,000 related to cash-settled share-based compensation. Of the amount expensed during the second quarter of 2010, $679,000 related to the fair value of options granted, and $100,000 related to deferred share unit compensation.

During the first two quarters of 2011, the Company recognized a share-based compensation expense of $2,776,000 (June 30, 2010 – $1,359,000) in administrative and marketing expenses. Of the amount expensed, $1,313,000 related to the fair value of options granted, and $1,463,000 related to cash-settled share-based compensation. Of the amount expensed during the first two quarters of 2010, $1,334,000 related to the fair value of options granted, and $25,000 related to deferred share unit compensation.

The fair value of options granted was reflected through contributed surplus, and the cash-settled share-based compensation was reflected through other liabilities and trade and other payables. Upon the exercise of share options for which a share-based compensation expense has been recognized, the cash paid together with the related portion of contributed surplus is credited to share capital.

During Q2 2010, the Company filed a short-form base shelf prospectus with all securities regulatory authorities in Canada. The Company concurrently filed a shelf registration statement in the United States on Form F-10, which was effective upon filing in definitive form. Pursuant to the prospectus, the Company may issue up to $300 million in common shares from time to time during a 25-month period effective May 6, 2010, by way of one or more prospectus supplements. As at June 30, 2011, no common shares were issued pursuant to the prospectus.

Share options

The Company has granted share options to officers and employees to purchase 1,827,633 shares at prices between $10.80 and $30.61 per share. These options expire on dates between December 14, 2011, and January 28, 2018.

		June 30		December 31
		2011		2010

		Weighted		Weighted
		Average		Average
	Shares	Exercise Price	Shares	Exercise Price
	#	$	#	$

Share options, beginning of the period	1,480,831	24.31	1,752,298	22.65
Granted	410,000	28.65	-	-
Exercised	(48,532)	14.97	(249,800)	12.19
Forfeited	(1,668)	29.40	(10,838)	29.59
Cancelled	(12,998)	27.79	(10,829)	29.77

Share options, end of the period	1,827,633	25.50	1,480,831	24.31

As at June 30, 2011, 1,273,367 (June 30, 2010 – 1,234,317) share options were exercisable at a weighted average price of $24.05 (June 30, 2010 – $20.49).

As at June 30, 2011, 1,255,000 (June 30, 2010 – 870,000) share options were antidilutive and therefore, were not considered in computing diluted earnings per share.

June 30, 2011
NOTES TO THE CONDENSED UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
STANTEC INC. (UNAUDITED)

Deferred share units

Under the Company’s deferred share unit plan, the chief executive officer (CEO) and directors of the board of the Company may receive deferred share units equal to one common share. These units vest on their grant date. They are paid out to the CEO and directors of the board of the Company upon their death or retirement, or in the case of the CEO, on termination, in the form of cash and are valued at the weighted-by-volume average of the closing market price of the Company’s common shares for the last 10 trading days of the month of death, retirement, or termination. Deferred share units cannot be paid in the form of Company shares. These units are recorded at fair value using the Black-Scholes option-pricing model. As at June 30, 2011, 116,606 units were outstanding at the carrying amount of $3,231,000 (December 31, 2010 – 118,005 units at the carrying amount of $3,294,000). As at June 30, 2011, the total intrinsic value of deferred share units was equal to the carrying amount.

Restricted share units

Under the Company’s restricted share unit plan, senior vice presidents may receive restricted share units equal to one common share. The senior vice presidents are granted annually an allotment of these units, which, after two years, they receive a cash equivalent to the weighted-by-volume average of the closing price of the Company's common shares for the last 10 trading dates prior to the unit's release date. The restricted share units vest on their grant date since the senior vice presidents are not required to complete a specified period of service. The units are recorded at fair value using the Black-Scholes option-pricing model. As at June 30, 2011, 33,311 units were outstanding at the carrying amount of $923,000 (December 31, 2010 – nil units). As at June 30, 2011, the total intrinsic value of the restricted share units was equal to the carrying amount.

17. Financial Instruments

The Company uses the following hierarchy for determining and disclosing the fair value of financial instruments by valuation technique:

•	Level 1 inputs are quoted prices in active markets for identical assets or liabilities at the measurement date.
•
Level 2 inputs are observable inputs other than quoted prices included within level 1, such as quoted prices for similar assets or liabilities in active markets, quoted prices for identical assets or liabilities in markets that are not active, or other inputs that are observable directly or indirectly.

•	Level 3 inputs are unobservable inputs for the asset or liability that reflect the reporting entity’s own assumptions and are not based on observable market data.

In forming estimates, the Company uses the most observable inputs available for valuation purposes. If a fair value measurement reflects inputs of different levels within the hierarchy, the financial instrument is categorized based on the lowest level of significant input.

At June 30, 2011, and December 31, 2010, investments held for self-insured liabilities were the only assets measured at fair value on a recurring basis. The carrying amount of these assets was $50,308,000 (December 31, 2010 – $46,578,000), and their fair value hierarchy was level 1.

Investments held for self-insured liabilities are measured based on active market prices for identical bonds and equity securities.

Credit Risk

Credit risk is the risk of financial loss to the Company if a counterparty to a financial instrument fails to meet its contractual obligation. Financial instruments that subject the Company to credit risk consist primarily of cash and short-term deposits, investments held for self-insured liabilities, investments, holdbacks on long-term contracts, future sublease revenue and trade and other receivables. The Company's maximum amount of credit risk

June 30, 2011
NOTES TO THE CONDENSED UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
STANTEC INC. (UNAUDITED)

exposure is limited to the carrying amount of these financial instruments, which is $387,957,000 as at June 30, 2011 (December 31, 2010 – $422,273,000).

The Company limits its exposure to credit risk by placing its cash and short-term deposits in and entering into derivative agreements with high-quality credit institutions. Investments held for self-insured liabilities include bonds and equities. The risk associated with bonds and equities is mitigated by the overall quality and mix of the Company's investment portfolio.

The Company mitigates the risk associated with trade receivables and holdbacks on long-term contracts by providing services to diverse clients in various industries and sectors of the economy. The Company does not concentrate its credit risk in any particular client, industry, economic, or geographic sector. In addition, management reviews trade receivables past due on an ongoing basis with the objective of identifying matters that could potentially delay the collection of funds at an early stage. The Company monitors trade receivables to an internal target of days of revenue in trade receivables (a non-IFRS measure). At June 30, 2011, there were 66 days (December 31, 2010 – 63 days) of revenue in trade receivables.

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet obligations associated with its financial liabilities as they fall due. The Company meets its liquidity needs through a variety of sources, including cash generated from operations, long- and short-term borrowings from its $350 million credit facility and senior secured notes, and the issuance of common shares. The unused capacity of the credit facility at June 30, 2011, was $221,974,000 (December 31, 2010 – $123,294,000). The Company believes that internally generated cash flows, supplemented by borrowings and additional equity issues, if necessary, will be sufficient to cover its normal operating and capital expenditures as well as currently anticipated acquisition activity in 2011. Liquidity risk is managed according to the Company’s internal guideline of maintaining a net debt to equity ratio of less than 0.5 to 1 (note 18).

The timing of undiscounted cash outflows relating to financial liabilities is outlined in the table below:

	Total	Less than 1 Year	1–3 Years	After 3 Years
(In thousands of Canadian dollars)	$	$	$	$

December 31, 2010
Trade and other payables	186,287	186,287	-	-
Long-term debt	322,787	45,617	275,982	1,188
Other long-term liabilities	14,787	9,850	3,107	1,830

Total contractual obligations	523,861	241,754	279,089	3,018

June 30, 2011
Trade and other payables	162,499	162,499	-	-
Long-term debt	323,080	46,007	151,855	125,218
Other long-term liabilities	12,805	9,986	902	1,917

Total contractual obligations	498,384	218,492	152,757	127,135

In addition to the financial liabilities listed in the table above, the Company will pay interest on the bank loan and senior secured notes outstanding in future periods. Further information on long-term debt is included in note 11.

Interest Rate Risk

Interest rate risk is the risk that the fair value of the future cash flows of a financial instrument will fluctuate because of changes in market rates of interest. The Company is subject to interest rate cash flow risk to the extent that its revolving credit facility is based on floating rates of interest. In addition, the Company is subject to interest

June 30, 2011
NOTES TO THE CONDENSED UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
STANTEC INC. (UNAUDITED)

rate pricing risk to the extent that its investments held for self-insured liabilities include fixed-rate government and corporate bonds.

If the interest rate on the Company's revolving credit facility balance at June 30, 2011, had been 0.5% higher, with all other variables held constant, net income would have decreased by approximately $105,000 for the quarter and by $211,000 year to date. If the interest rate had been 0.5% lower, there would have been an equal and opposite impact on net income.

The Company has the flexibility to partially mitigate its exposure to interest rate changes by maintaining a mix of both fixed and floating rate debt. The Company's senior secured notes have fixed interest rates; therefore, interest rate fluctuations would have no impact on the senior secured notes interest payments.

Foreign Exchange Risk

Foreign exchange risk is the risk that the fair value of the future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates. Foreign exchange gains or losses in the Company’s net income arise on the translation of foreign-denominated assets and liabilities (such as trade and other receivables, trade and other payables, and long-term debt) held in the Company’s Canadian operations and non-US-based foreign subsidiaries. The Company minimizes its exposure to foreign exchange fluctuations on these items by matching US-dollar assets with US-dollar liabilities and, when appropriate, by entering into forward contracts to buy or sell US dollars in exchange for Canadian dollars.

If the exchange rates had been $0.01 higher or lower at June 30, 2011, with all other variables held constant, net income would have increased or decreased by $4,000 (June 30, 2010 – $12,000).

Foreign exchange fluctuations may also arise on the translation of the Company’s US-based subsidiaries, or other foreign subsidiaries where the functional currency is different from the Canadian dollar, and are recorded in other comprehensive income. The Company does not hedge for this foreign exchange risk.

18. Capital Management

The Company’s objective when managing capital is to provide sufficient capacity to cover normal operating and capital expenditures as well as acquisition growth while maintaining an adequate return for shareholders. The Company defines its capital as the aggregate of long-term debt (including the current portion) and shareholders' equity.

The Company manages its capital structure to maintain the flexibility to adjust to changes in economic conditions and acquisition growth and to respond to interest rate, foreign exchange, credit, and other risks. In order to maintain or adjust its capital structure, the Company may purchase shares for cancellation pursuant to normal course issuer bids, issue new shares, or raise or retire debt.

The Company periodically monitors capital by maintaining the following ratio targets:

•	Net debt to equity ratio below 0.5 to 1
•	Return on equity (ROE) at or above 14%

These objectives are established on an annual basis and are monitored on a quarterly basis. The targets for 2011 remained unchanged from those for 2010.

Net debt to equity ratio, a non-IFRS measure, is calculated as the sum of (1) long-term debt, including current portion, plus bank indebtedness, less cash and short-term deposits, divided by (2) shareholders’ equity. The Company's net debt to equity ratio was 0.49 to 1 at June 30, 2011 (December 31, 2010 – 0.42 to 1). Going

June 30, 2011
NOTES TO THE CONDENSED UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
STANTEC INC. (UNAUDITED)

forward, there may be occasions when the Company exceeds its target by completing acquisitions that increase its debt level above the target for a period of time.

ROE, a non-IFRS measure, is calculated as net income for the last four quarters, divided by average shareholders' equity over each of these quarters. The Company's ROE was 17.0% for the period ended June 30, 2011 (December 31, 2010 – 16.5%).

The Company is subject to restrictive covenants related to its $350 million revolving credit facility and its senior secured notes that are measured on a quarterly basis. These covenants include, but are not limited to, consolidated debt to EBITDA and EBITDAR to consolidated debt service ratio (non-IFRS measures). EBITDA is calculated as earnings before interest expense, income taxes, depreciation of property and equipment, amortization of intangible assets, and goodwill and intangible impairments. EBITDAR is calculated as EBITDA plus building rental obligations net of common area costs, taxes, charges, and levies. Failure to meet the terms of one or more of these covenants may constitute a default, potentially resulting in accelerating the repayment of the debt obligation. The Company was in compliance with all the covenants under these agreements as at and throughout the six months ended June 30, 2011.

19. Accumulated Other Comprehensive Income (Loss)
	Exchange
	Differences on	Unrealized
	Translation of	Gains/Losses
	Foreign	on Financial
	Operations	Assets	Total
(In thousands of Canadian dollars)	$	$	$

Balance, January 1, 2010	-	323	323

Gains (losses) arising during the period	3,725	(405)	3,320
Reclassification adjustments for
(gains) losses transferred to income	-	274	274

Current period activity before tax	3,725	(131)	3,594
Tax effect	-	2	2

Balance, June 30, 2010	3,725	194	3,919

Balance, December 31, 2010	(18,615)	1,858	(16,757)

Gains (losses) arising during the period	(11,983)	79	(11,904)
Reclassification adjustments for
(gains) losses transferred to income	-	(45)	(45)

Current period activity before tax	(11,983)	34	(11,949)
Tax effect	-	-	-

Balance, June 30, 2011	(30,598)	1,892	(28,706)

The exchange difference on the translation of foreign operations represents the unrealized gain or loss on the Company's net investment in US-based operations or other foreign operations where the functional currency is different from the Canadian dollar. The change in the translation of foreign operations during the period relates to the fluctuation in the value of the Canadian dollar relative to these other functional currencies. Statement of financial position accounts denominated in US dollars have been translated to Canadian dollars at the rate of 0.9645 (December 31, 2010 – 0.9946).

June 30, 2011
NOTES TO THE CONDENSED UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
STANTEC INC. (UNAUDITED)

The unrealized gains (losses) on financial assets represent the change in the fair value of investments held for self-insured liabilities (note 9).

20. Income Taxes

Income tax expense is recognized based on management’s best estimate of the weighted average annual income tax rate expected for the full financial year applied to the pretax income of the interim period. The Company’s consolidated effective tax rate in respect of continuing operations for the two quarters ended June 30, 2011, was 27.0%. For the two quarters ended June 30, 2010, the effective income tax rate was 38.2%. The 2010 effective income tax rate was higher due to a reorganization of the Company's corporate tax structure in January 2010, which resulted in a gain for tax purposes; however, this gain did not affect the Company’s cash income taxes payable, since it was offset by previously recognized US income tax losses.

21. Net Interest Expense and Other Net Finance Expense (Income)

Net interest expense	For the quarter ended		For the two quarters ended
	June 30		June 30

	2011	2010	2011	2010
(In thousands of Canadian dollars)	$	$	$	$

Interest on other notes payable	624	1,295	1,185	2,068
Interest on bank loan	1,869	945	3,701	2,143
Interest on senior secured notes	464	-	464	-
Interest on financing leases	63	139	133	252
Other	(138)	172	319	359

Total interest expense	2,882	2,551	5,802	4,822

Interest income on available-for-sale investment debt
securities	(293)	(242)	(577)	(642)
Other	167	(168)	(252)	(705)

Total interest income	(126)	(410)	(829)	(1,347)

Net interest expense	2,756	2,141	4,973	3,475

June 30, 2011
NOTES TO THE CONDENSED UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
STANTEC INC. (UNAUDITED)

Other net finance expense (income)	For the quarter ended		For the two quarters ended
	June 30		June 30

	2011	2010	2011	2010
(In thousands of Canadian dollars)	$	$	$	$

Amortization on available-for-sale investment debt
securities	72	58	143	116
Bank charges	655	440	1,265	802

Total other finance expense	727	498	1,408	918

Realized gain on sale of available-for-sale investment
debt securities	-	(68)	(5)	(79)
Fair value gain on interest rate swap	-	(795)	-	(1,604)

Total other finance income	-	(863)	(5)	(1,683)

Other net finance expense (income)	727	(365)	1,403	(765)

22. Employee Costs
	For the quarter ended		For the two quarters ended
	June 30		June 30

	2011	2010	2011	2010
(In thousands of Canadian dollars)	$	$	$	$

Wages, salaries, and benefits	209,573	193,037	428,134	384,780
Pension costs	5,438	5,025	11,821	10,733
Share-based payments	1,333	779	2,776	1,359

Total employee costs	216,344	198,841	442,731	396,872
Direct labor	153,675	134,581	302,569	266,515
Indirect labor	62,669	64,260	140,162	130,357

Total employee costs	216,344	198,841	442,731	396,872

Direct labor costs include the salaries, wages, and related fringe benefits for labor hours that are directly associated with the completion of projects. Bonuses, share-based compensation, and labor costs and related fringe benefits for labor hours that are not directly associated with the completion of projects are included in indirect employee costs. Indirect employee costs are included in administrative and marketing expenses in the consolidated statements of income.

June 30, 2011
NOTES TO THE CONDENSED UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
STANTEC INC. (UNAUDITED)

23. Cash Flows From (Used in) Operating Activities

Cash flows from (used in) operating activities determined by the indirect method are as follows:

	For the quarter ended		For the two quarters ended
	June 30		June 30
	2011	2010	2011	2010
(In thousands of Canadian dollars)	$	$	$	$

CASH FLOWS FROM (USED IN) OPERATING
ACTIVITIES
Net income for the period	25,706	23,718	49,534	40,050
Add (deduct) items not affecting cash:
Depreciation of property and equipment	6,881	6,058	13,348	11,826
Amortization of intangible assets	4,647	3,691	9,331	7,715
Deferred income tax	820	2,941	1,288	10,057
Loss on dispositions of investments and
property and equipment	51	35	655	151
Share-based compensation expense	1,333	779	2,776	1,359
Provision for self-insured liability and claims	2,728	4,349	6,553	7,481
Other non-cash items	(3,195)	(2,207)	(7,117)	(6,774)
Share of income from equity investments	(161)	(635)	(348)	(1,213)

	38,810	38,729	76,020	70,652

Trade and other receivables	(8,343)	7,079	(5,169)	4,425
Unbilled revenue	(20,545)	(6,678)	(31,580)	(10,409)
Prepaid expenses	1,770	(528)	241	916
Trade and other payables	2,993	(6,780)	(28,518)	(27,776)
Billings in excess of costs	(9,427)	(4,988)	(13,896)	(14,674)
Income taxes payable	(2,123)	(4,285)	(7,383)	(10,860)

	(35,675)	(16,180)	(86,305)	(58,378)

Cash flows from (used in) operating activities	3,135	22,549	(10,285)	12,274

24. Related-Party Disclosures

Subsidiaries

The Company has subsidiaries where it owns 100% of the voting and restricted securities. These subsidiaries are consolidated in the Company’s consolidated financial statements.

June 30, 2011
NOTES TO THE CONDENSED UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
STANTEC INC. (UNAUDITED)

.

Name	Jurisdiction of Incorporation

58053 Newfoundland & Labrador Inc.	Newfoundland and Labrador, Canada
59991 Newfoundland & Labrador Ltd.	Newfoundland and Labrador, Canada
3221969 Nova Scotia Company	Nova Scotia, Canada
AXYS Environmental Consulting (Barbados) Inc.	Barbados
BVE Development, LLC	Pennsylvania, United States
FMA Heritage Inc.	Alberta, Canada
International Insurance Group Inc.	Barbados
I.R. Wilson Consultants Ltd.	British Columbia, Canada
Jacques Whitford Consultants BV	Netherlands
Jacques Whitford Holdco Ltd.	Cayman Islands
Nu Nenne-Stantec Inc.	Alberta, Canada
RiverMorph, LLC	Kentucky, United States
SEA, Incorporated	Nevada, United States
Stantec Consulting Caribbean Ltd.	Barbados
Stantec Consulting Cayman Islands Ltd.	Cayman Islands
Stantec Consulting Colombia S.A.S.	Colombia
Stantec Consulting Corporation	Delaware, United States
Stantec Consulting Guatemala, S.A.	Guatemala
Stantec Consulting International LLC	Arizona, United States
Stantec Consulting International Ltd.	Canada
Stantec Consulting Labrador Ltd.	Newfoundland and Labrador, Canada
Stantec Consulting Ltd.	Canada
Stantec Consulting Michigan Inc.	Michigan, United States
Stantec Consulting Panama, S.A.	Panama
Stantec Consulting Services Inc.	New York, United States
Stantec Delaware II LLC	Delaware, United States
Stantec Experts-conseils ltee	Canada
Stantec Holdings (Delaware) III Inc.	Delaware, United States
Stantec Holdings Ltd.	Alberta, Canada
Stantec Holdings II Ltd.	Alberta, Canada
Stantec Newfoundland & Labrador Ltd.	Newfoundland and Labrador, Canada
Stantec Technology International Inc.	Delaware, United States
UEI Associates, Inc.	Texas, United States
UEI Global I, Inc.	Texas, United States
Universal Energy do Brasil Ltda.	Brazil
WilsonMiller, Inc.	Florida, United States
WilsonMiller KSA, LLC	Florida, United States
WM Aviation, LLC	Delaware, United States

Special purpose entities

As at June 30, 2011, the Company has management agreements in place with several entities to provide various services, including architecture, engineering, planning, and project management. The management agreement provides the Company with control over the management and operation of these entities. The Company also receives a management fee equal to the net income of the entities and has an obligation regarding the liabilities and losses of the entities. Based on these facts and circumstances, management has concluded that the Company controls these entities and, therefore, consolidates these entities in its consolidated financial statements.

June 30, 2011
NOTES TO THE CONDENSED UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
STANTEC INC. (UNAUDITED)

Name	Jurisdiction of Incorporation

Anshen & Allen Architectural Corporation, P.C.	California, United States
Anshen & Allen Associates Limited	England and Wales
Burt Hill Architects and Engineers, P.C.	New Jersey, United States
Burt Hill Inc.	Pennsylvania, United States
Burt Hill Inc.	Ohio, United States
Burt Hill Inc.	Connecticut, United States
Burt Hill International, LLC	Pennsylvania, United States
Burt, Hill Design Private Limited	India
IEA Engineering, LLC	Maine, United States
Granary Associates Architects, P.C.	Pennsylvania, United States
Stantec Architecture and Engineering LLC	Pennsylvania, United States
Stantec Architecture and Engineering P.C.	Massachusetts, United States
Stantec Architecture Inc.	North Carolina, United States
Stantec Architecture Ltd.	Canada
Stantec Engineering (Puerto Rico) P.S.C.	Puerto Rico
Stantec Geomatics Ltd.	Alberta, Canada
Stantec International Enterprises Limited	Bahamas
Stantec International Limited	Barbados
Stantec Planning and Landscape Architecture P.C.	Maine, United States
Stantec Planning and Landscape Architecture P.C.	New York, United States
Associated companies and joint ventures

The Company participates in joint ventures with other parties as follows:
	Percent Owned (%)

	June 30	December 31
	2011	2010

yyC.T. Joint Venture	17	17
Dunlop Joint Ventures	50	53
Stantec Architecture Ltd./J.L. Richards & Associates Joint Venture	50	50
Smith/Chong Joint Venture	50	50
Coleson Power Group Inc.	50	50
ACCENT Engineering Consultants Incorporated	40	40
FFEB JV, L.L.C.	30	30
Jacobs/Stantec JV	50	50
Hatch McIntosh Alliance Joint Venture	50	50
Kuwabara Payne McKenna Blumberg (KPMB)	50	50
HNTB Joint Venture	50	50
STARR	15	15
EM&I Stantec Ltd.	50	50
Stassinu Stantec Limited Partnership	49	49
Granary/Driscoll Joint Venture	50	50
INCA/FMSM	50	50

The Company enters into transactions through its investments in associates and joint ventures. These transactions involve providing or receiving services and are entered into in the normal course of business and on an arm’s-length basis. Refer to note 8 for a listing of the Company’s investments in associates.

June 30, 2011
NOTES TO THE CONDENSED UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
STANTEC INC. (UNAUDITED)

The following table provides the total amount of transactions (before intercompany eliminations) that have been entered into with related parties for 2011:

	For the quarter ended		For the two quarters ended
	June 30		June 30

Amounts
	Sales to		Sales to		Owed by
	Related	Distributions	Related	Distributions	Related
	Parties	Paid	Parties	Paid	Parties
(In thousands of Canadian dollars)	$	$	$	$	$

Joint ventures	3,480	40	6,686	227	3,759
Associates	1,855	1,023	3,669	1,198	2,075

Compensation of key management personnel of the Company

The Company's key management personnel include its directors, CEO, chief financial officer, chief operating officer, and senior vice presidents. The following table outlines their compensation:

	For the quarter ended		For the two quarters ended
	June 30		June 30

	2011	2010	2011	2010
(In thousands of Canadian dollars)	$	$	$	$

Salaries and other short-term employment benefits	2,436	2,233	4,366	4,444
Directors' fees	72	51	135	112
Share-based payments	645	173	1,612	173

Total compensation to key management
personnel	3,153	2,457	6,113	4,729

The amounts disclosed in the table are the amounts recognized as an expense related to key management personnel and directors during the reporting period. Share-based payments include the fair value adjustment for the period.

June 30, 2011
NOTES TO THE CONDENSED UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
STANTEC INC. (UNAUDITED)

Directors’ interests in share-based payments

Share options held by directors of the Company to purchase ordinary shares have the following expiry dates and exercise prices:

			June 30	June 30
			2011	2010

		Exercise Price
Issue Date	Expiry Date	$	# outstanding	# outstanding

January 3, 2003	January 3, 2011	9.42	-	16,200
January 3, 2003	January 3, 2012	10.80	30,000	60,000
January 3, 2003	January 3, 2013	12.17	60,000	60,000
January 3, 2003	January 3, 2013	13.55	60,000	60,000
December 19, 2003	December 19, 2010	10.50	-	15,000
December 14, 2004	December 14, 2011	12.25	8,000	8,000
August 18, 2006	August 18, 2013	20.37	10,000	10,000
August 17, 2007	August 17, 2014	30.61	10,000	10,000
August 18, 2008	August 18, 2015	29.40	7,500	7,500

Total share options outstanding			185,500	246,700

25. Segmented information

The Company provides comprehensive professional services in the area of infrastructure and facilities throughout North America and internationally. It considers the basis on which it is organized, including geographic areas and service offerings, in identifying its reportable segments. Operating segments of the Company are defined as components of the Company for which separate financial information is available and is evaluated regularly by the chief operating decision maker in allocating resources and assessing performance. The chief operating decision maker is the CEO of the Company, and the Company's operating segments are based on its regional geographic areas.

In 2010, the Company had four operating segments: Canada East, Canada West, US East, and US West. With its growth internationally in 2010 and resulting reorganization, the Company redefined its operating segments as Canada, the United States, and International effective January 1, 2011. The Company’s operating segments are aggregated into the Consulting Services reportable segment.

Geographic information
	Non-current Assets

	June 30	December 31
	2011	2010
(In thousands of Canadian dollars)	$	$

Canada	348,494	313,894
United States	375,074	419,896
International	14,018	307

	737,586	734,097

Non-current assets for this purpose consist of property and equipment, goodwill, and intangible assets.

June 30, 2011
NOTES TO THE CONDENSED UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
STANTEC INC. (UNAUDITED)

Geographic information
		Gross Revenue

	For the quarter ended		For the two quarters ended
	June 30		June 30

	2011	2010	2011	2010
(In thousands of Canadian dollars)	$	$	$	$

Canada	232,709	226,485	458,650	447,337
United States	165,342	139,059	332,650	283,532
International	14,296	5,624	29,703	11,860

	412,347	371,168	821,003	742,729

Gross revenue is attributed to countries based on the location of the project.

Practice area information
		Gross Revenue

	For the quarter ended		For the two quarters ended
	June 30		June 30

	2011	2010	2011	2010
(In thousands of Canadian dollars)	$	$	$	$

Buildings	106,709	80,710	220,131	165,874
Environment	148,733	143,734	290,827	293,563
Industrial	67,235	61,294	135,083	120,132
Transportation	46,096	46,739	92,530	89,439
Urban Land	43,574	38,691	82,432	73,721

	412,347	371,168	821,003	742,729

Customers

The Company has a large number of clients in various industries and sectors of the economy. Gross revenue is not concentrated in any particular client.

26. Transition to IFRS

For all periods up to and including the year ended December 31, 2010, the Company prepared its financial statements in accordance with Canadian GAAP. Accordingly, the Company has prepared financial statements that comply with IFRS applicable for periods beginning on or after January 1, 2011. These consolidated financial statements for the first two quarters ended June 30, 2011, are the second the Company has prepared in accordance with IFRS. The Company's consolidated financial statements for the period ended March 31, 2011, were its first prepared under IFRS. The accounting policies described in note 4 of the March 31, 2011, consolidated financial statements describe the accounting policies applied in preparing these interim financial statements for the first two quarters ended June 30, 2011, the comparative information for the first two quarters ended June 30, 2010, the financial statements for the year ended December 31, 2010, and the preparation of an opening IFRS statement of financial position on January 1, 2010.

This note explains the principal adjustments the Company made in its previously published Canadian GAAP financial statements for the first two quarters ended June 30, 2010. An explanation of the principal adjustments

June 30, 2011
NOTES TO THE CONDENSED UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
STANTEC INC. (UNAUDITED)

made in its previously published Canadian GAAP financial statements for the year ended December 31, 2010, and the opening IFRS statement of financial position on January 1, 2010, is provided in note 37 of the Company's March 31, 2011, consolidated financial statements.

Exemptions applied

IFRS 1 allows first-time adopters certain exemptions from the retrospective application of certain IFRS.

The Company has applied the following exemptions:

•
Business Combinations. IFRS 3, “Business Combinations” (IFRS 3), has not been applied retrospectively to past business combinations. Accordingly, the Company did not restate business combinations that took place prior to January 1, 2010. Any goodwill arising on business combinations before the transition date was not adjusted from the carrying amount previously determined under Canadian GAAP as a result of applying this exemption except as required under IFRS 1.

•
Fair value or revaluation as deemed cost. The Company elected to measure buildings, classified as property and equipment and investment property, at their fair values and used those amounts as their deemed costs at January 1, 2010. The costs of buildings were determined by reference to their fair values at January 1, 2010, by professional valuators on an existing-use basis.

•	Cumulative currency translation adjustment. The Company elected to deem the cumulative currency translation difference for all foreign operations to be zero at January 1, 2010.

•
Share-based payments. IFRS 2, “Share-Based Payments” (IFRS 2), has not been applied to equity instruments in share-based payment transactions that were granted on or before November 7, 2002, or after November 7, 2002, that vested before January 1, 2010. For cash-settled share-based payment transactions, called deferred share units, the Company has not applied IFRS 2 to liabilities that were settled before January 1, 2010.

Reconciliations of Canadian GAAP to IFRS

IFRS 1 requires that equity, income, comprehensive income, and cash flows be reconciled for the comparative periods presented. The Company’s first-time adoption of IFRS did not have a material impact on its total operating, investing, or financing cash flows. The following represents the reconciliations from Canadian GAAP to IFRS for the respective periods noted for equity, income, and comprehensive income, with adjustments presented on an after-tax basis.

June 30, 2011
NOTES TO THE CONDENSED UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
STANTEC INC. (UNAUDITED)

Reconciliation of equity:
		June 30
		2010
(In thousands of Canadian dollars)	Notes	$

Equity, Canadian GAAP		586,187

IFRS adjustments:
Contingent consideration outstanding from past business combinations	14	(6,035)
Intangible asset impairment and amortization	15	(1,132)
Sublease revenue	11	(413)
Other	9,10,12,16,17	503

		(7,077)

Equity, IFRS		579,110

Reconciliation of income:
		For the quarter	For the two quarters
		ended	ended
		June 30	June 30
		2010	2010
(In thousands of Canadian dollars)	Notes	$	$

Net income for the period, Canadian GAAP		22,708	36,409

IFRS adjustments:
Sublease revenue	11	-	1,312
Unrealized gain on interest rate swap	12	572	1,133
Intangible asset impairment and amortization	15	625	1,238
Other	9,10,14,16,17	(187)	(42)

		1,010	3,641

Net income for the period, IFRS		23,718	40,050

Reconciliation of comprehensive income:
		For the quarter	For the two quarters
		ended	ended
		June 30	June 30
		2010	2010
(In thousands of Canadian dollars)	Notes	$	$

Comprehensive income for the period,
Canadian GAAP		41,668	41,310

IFRS adjustments:
Net income adjustments	9-18	1,010	3,641
Reclassification of unrealized gain on the
interest rate swap	12	(572)	(1,133)
Reclassification of foreign exchange on bonds	16	227	(111)
Net impact of IFRS adjustments on the
exchange on translation of foreign operations	13	(365)	(61)

		300	2,336

Comprehensive income for the period, IFRS		41,968	43,646

June 30, 2011
NOTES TO THE CONDENSED UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
STANTEC INC. (UNAUDITED)

Changes in Accounting Policies

The following notes describe the differences between the previous historical Canadian GAAP accounting policies and the current IFRS policies applied by the Company that resulted in adjustments to its June 30, 2010, consolidated financial statements.

Reclassification adjustments:

1) Classification of deferred taxes. Per IAS 12, “Income Taxes”, deferred tax balances are classified as non-current. Under Canadian GAAP, deferred tax balances are classified as current or non-current based on the nature of the underlying related asset or liability.

2) Investment property. Per IAS 40, “Investment Property,” land or buildings (or parts thereof) held to earn rental income or for capital appreciation instead of for own use are classified as investment property. Under Canadian GAAP, these items are classified as property and equipment.

3) Provisions. Per IAS 37, "Provisions, Contingent Liabilities and Contingent Assets” (IAS 37), provisions are defined as liabilities of uncertain timing or amount. Per IAS 1, “Presentation of Financial Statements” (IAS 1), provisions are to be disclosed as a line item on the consolidated statements of financial position. As a result, the Company reclassified its provision for self-insured liabilities, liabilities on lease exit activities, onerous sublease contracts, and provisions for claims from other liabilities and from trade and other payables to provisions.

4) Non-controlling interest. IFRS 3 requires NCI to be recorded in equity on the consolidated statements of financial position, whereas Canadian GAAP requires NCI to be recorded between liabilities and equity.

5) Sublease revenue — offsetting. Per IAS 17, “Leases”, and IAS 37, when the Company ceases to use an office space under an operating lease arrangement or sublets part of an office space at a loss compared to its original operating lease arrangement, it records a liability for the present value of future lease payments as well as an asset for the present value of the future rental income that is virtually certain. Under IFRS, the liability is recorded separately from the asset in these cases. Under Canadian GAAP, netting the asset against the liability was permitted.

6) Financial assets and liabilities. Per IAS 1, financial assets and financial liabilities are to be disclosed as line items on the consolidated statements of financial position. As a result, the Company reclassified derivative financial instruments and interest on long-term debt from other liabilities to other financial liabilities. As well, the Company reclassified investments held for self-insured liabilities, investments, and holdbacks on long-term contracts from other assets to other financial assets.

7) Investments accounted for using the equity method. Per IAS 1, investments accounted for using the equity method must be presented as a separate line on the consolidated statements of financial position. As a result, the Company reclassified investments in associated companies from other assets to investments in associates.

8) Contingent liabilities. Because the Company elected not to apply IFRS 3 retrospectively to business combinations prior to January 1, 2010, IFRS requires the Company to recognize any contingent liabilities assumed from past acquisitions that were not recognized in Canadian GAAP but would require recognition under IFRS unless IAS 37 prohibits their recognition in the statement of the acquiree. Also, if a seller contractually indemnified the acquirer for the outcome of a contingent liability, the acquirer would recognize an indemnification asset at the same time that it recognized the contingent liability. As a result, the Company’s provisions and other financial assets have increased.

June 30, 2011
NOTES TO THE CONDENSED UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
STANTEC INC. (UNAUDITED)

Adjustments impacting net income and retained earnings:

9) Fair value of property and equipment and investment property. The Company elected to measure buildings, classified as property and equipment and investment property, at fair value at January 1, 2010, and use that amount as deemed cost as at January 1, 2010.

IFRS requires component accounting for significant parts of an item of property and equipment with a cost that is significant in relation to the total cost of the item. Component accounting is required if the useful life and/or depreciation method for the component is different from the remainder of the asset. Based on the componentization analysis, the Company’s buildings were componentized. Depreciation for 2010 and 2011 was based on buildings balances stated at fair value on January 1, 2010, and broken into components.

10) Postacquisition exit/restructuring costs. Because the Company elected not to apply IFRS 3 retrospectively to business combinations prior to January 1, 2010, IFRS requires the Company to exclude from its opening IFRS consolidated statements of financial position any item recognized in accordance with Canadian GAAP that does not qualify for recognition as an asset or liability under IFRS. Per IFRS 3, any postacquisition exit/restructuring plans of an acquiring company are expensed in the consolidated statements of income as incurred. Under Canadian GAAP, many of these costs are recognized as liabilities in the purchase price allocation and impact goodwill at the time of acquisition. Therefore, the Company was required to derecognize any postacquisition exit/restructuring liabilities existing at January 1, 2010. During 2010, administrative and marketing expenses increased since these costs were expensed when incurred, along with the exit/restructuring costs from new acquisitions in 2010.

11) Sublease revenue recognition. Per IAS 37, an inflow of resources is recognized in the consolidated statements of financial position when it is virtually certain. Under Canadian GAAP, the Company established lease exit liabilities when it ceased to use office space under an operating lease arrangement. Included in the liability was the present value of the remaining lease payments offset by an estimate of future sublease revenue. Therefore, the Company derecognized estimated future sublease revenue at January 1, 2010, since it was not virtually certain at that date.

During 2010, administrative and marketing expenses decreased to recognize sublease revenues that became virtually certain.

12) Hedge accounting. As at December 31, 2009, the Company used the "shortcut" method to prove the effectiveness of its interest rate hedge as permitted by Canadian GAAP. Per IAS 39, the Company is not permitted to use the shortcut method to assess hedge effectiveness. As a result, the Company discontinued hedge accounting (for IFRS accounting purposes only) on January 1, 2010.

The interest rate swap expired in September 2010. As its fair value approached zero, the Company reclassified the resulting unrealized gain, decreasing other comprehensive income and increasing finance income.

13) Foreign currency translation. On transition to IFRS, the Company elected to deem the cumulative translation difference for all foreign operations to be zero at January 1, 2010.

Due to the adjustments made to the consolidated statements of financial position to restate Canadian GAAP to IFRS, the balances used to calculate the exchange on translation of foreign operations are different under IFRS. Because of this difference, other comprehensive income increased.

14) Contingent consideration. Because the Company elected not to apply IFRS 3 retrospectively to business combinations prior to January 1, 2010, IFRS generally requires the Company to recognize any assets acquired or liabilities assumed in past business combinations that would require recognition by an acquirer under IFRS but not

June 30, 2011
NOTES TO THE CONDENSED UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
STANTEC INC. (UNAUDITED)

under Canadian GAAP. IFRS 3 records contingent consideration at the date of acquisition, based on the fair value at that date, as a liability or equity depending on its nature. The remeasurement of the liability at fair value each quarter-end impacts earnings until the liability is settled. Under Canadian GAAP, a liability for contingent consideration is only recognized at the date of acquisition when the amount is determinable; therefore, contingent consideration is generally recognized when the contingency is resolved and the consideration becomes payable. As a result, the Company fair valued contingent consideration outstanding from past business combinations at January 1, 2010, using an income approach.

Contingent consideration was recorded at a discounted amount due to its long-term nature. In 2010, net interest expense increased to record the unwinding of the discount on contingent consideration. In addition, in 2010, due to a change in the probability of meeting a performance target, the Company accrued additional contingent consideration as an increase to other financial liabilities and a decrease to other (income) expense.

15) Impairment of assets. Under IAS 36, ”Impairment of Assets” (IAS 36), the impairment test for definite-lived intangible assets and long-lived assets is only one step. If the carrying amount exceeds the recoverable amount (on a discounted basis), the asset value is written down to the recoverable amount. Under Canadian GAAP, this test is a two-step process. In the first step, the carrying amount of an asset is compared to the expected undiscounted cash flows for the asset. If the carrying amount is more than the undiscounted cash flows, the fair value of the asset is determined. An impairment loss is recorded if the carrying amount is more than the fair value.

Per IFRS 1, in preparing opening IFRS consolidated statements of financial position, the Company is required to perform an impairment test, in accordance with IAS 36, on goodwill and intangible assets at January 1, 2010. The impairment tests concluded that goodwill was not impaired but that intangible assets relating to certain client relationships and favorable lease agreements were impaired. The intangible impairments primarily reflected the financial distress experienced by specific clients in relation to past acquisitions and a reduction in the value of favorable leases in the Manhattan, New York, area.

As a result of the intangible asset impairment recorded on January 1, 2010, intangible asset amortization decreased in 2010. In addition, the Company added back the impairment of client relationships and favorable lease agreements that were impaired under Canadian GAAP during 2010 since they were already accounted for in the IFRS opening consolidated statements of financial position.

16) Available-for-sale financial instruments. For available-for-sale financial instruments, IFRS requires that unrealized foreign exchange gains or losses from non-monetary investments be recorded in other comprehensive income and that unrealized foreign exchange gains or losses from monetary investments be recorded in income. Under Canadian GAAP, unrealized foreign exchange gains or losses from both non-monetary and monetary available-for-sale financial instruments are recorded in other comprehensive income. Since the Company has bonds (monetary investments) classified as available for sale, an adjustment was made on January 1, 2010, to move the related net gain from other comprehensive income to retained earnings.

In 2010, as a result of reclassifying the unrealized foreign exchange gain on bonds from other comprehensive income to income, other comprehensive income decreased, and foreign exchange gain increased.

17) Professional fees. Per IAS 39, transaction costs associated with issuing new shares are deducted from equity when these costs are directly attributable to the issue of the new shares and otherwise are expensed to income. As a result, administrative and marketing expenses increased due to legal and audit costs associated with the filing of a short-term shelf prospectus in 2010.

18) Income taxes. Where appropriate, deferred taxes were adjusted to reflect the tax effect of the adjustments identified above. To the extent that deferred taxes were adjusted due to IFRS adjustments made in 2010, income tax expense increased.

June 30, 2011
NOTES TO THE CONDENSED UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
STANTEC INC. (UNAUDITED)

Adjustments to purchase price allocations

Under Canadian GAAP, generally, initial purchase price allocations are subsequently adjusted through goodwill on a prospective basis. Under IFRS, if the initial accounting for a business combination can only be determined provisionally, subsequent adjustments to the allocation are retrospectively recognized from the date of acquisition. These adjustments (i.e., measurement period adjustments) are only those that confirm facts and circumstances existing at the acquisition date and may occur up to 12 months from the acquisition date. During the first quarter of 2011, the Company had significant measurement period adjustments relating to 2010 acquisitions; therefore, these adjustments were retroactively applied to 2010, impacting various line items in the Company’s consolidated statements of financial position.

Restated consolidated financial statements

The following are reconciliations of the financial statements previously presented under Canadian GAAP to financial statements prepared under IFRS.

June 30, 2011
NOTES TO THE CONDENSED UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
STANTEC INC. (UNAUDITED)

Consolidated Statements of Financial Position (Unaudited)

		As at June 30, 2010

		Effect of
	Canadian	Transition
	GAAP	to IFRS	IFRS
(In thousands of Canadian dollars)	$	$	$

ASSETS
Current
Cash and short-term deposits	30,800	-	30,800
Trade and other receivables	256,005	-	256,005
Unbilled revenue	108,480	-	108,480
Income taxes recoverable	23,385	-	23,385
Prepaid expenses	10,736	(134)	10,602
Deferred tax assets	12,699	(12,699)	-
Other financial assets	-	6,303	6,303
Other assets	3,412	(2,567)	845

Total current assets	445,517	(9,097)	436,420
Non-current
Property and equipment	106,363	(972)	105,391
Investment property	-	835	835
Goodwill	475,756	(1,041)	474,715
Intangible assets	64,950	(1,902)	63,048
Investments in associates	-	4,734	4,734
Deferred tax assets	14,612	16,440	31,052
Other financial assets	-	47,774	47,774
Other assets	46,940	(46,940)	-

Total assets	1,154,138	9,831	1,163,969

LIABILITIES AND EQUITY
Current
Bank indebtedness	4,308	-	4,308
Trade and other payables	143,844	(6,902)	136,942
Billings in excess of costs	37,521	-	37,521
Current portion of long-term debt	46,229	-	46,229
Provisions	-	14,570	14,570
Deferred tax liabilities	11,931	(11,931)	-
Other financial liabilities	-	3,533	3,533
Other liabilities	12,301	(8,557)	3,744

Total current liabilities	256,134	(9,287)	246,847
Non-current
Long-term debt	216,894	-	216,894
Provisions	-	43,268	43,268
Deferred tax liabilities	30,797	14,471	45,268
Other financial liabilities	-	6,750	6,750
Other liabilities	64,023	(38,191)	25,832

Total liabilities	567,848	17,011	584,859

Non-controlling interests	103	(103)	-

Shareholders' equity
Share capital	222,450	-	222,450
Contributed surplus	13,485	-	13,485
Retained earnings	397,115	(57,962)	339,153
Accumulated other comprehensive income (loss)	(46,863)	50,782	3,919

Total equity attributable to equity holders of the Company	586,187	(7,180)	579,007

Non-controlling interests	-	103	103

Total equity	586,187	(7,077)	579,110

Total liabilities and equity	1,154,138	9,831	1,163,969

June 30, 2011
NOTES TO THE CONDENSED UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
STANTEC INC. (UNAUDITED)

Consolidated Statements of Income (Unaudited)

	For the quarter ended			For the two quarters ended
	June 30, 2010			June 30, 2010

		Effect of			Effect of
	Canadian	Transition		Canadian	Transition
	GAAP	to IFRS	IFRS	GAAP	to IFRS	IFRS
(In thousands of Canadian dollars, except per share
amounts)	$	$	$	$	$	$

Gross revenue	371,168	-	371,168	742,729	-	742,729
Less subconsultant and other direct expenses	67,342	-	67,342	142,123	-	142,123

Net revenue	303,826	-	303,826	600,606	-	600,606
Direct payroll costs	134,581	-	134,581	266,515	-	266,515

Gross margin	169,245	-	169,245	334,091	-	334,091
Administrative and marketing expenses	124,934	(842)	124,092	250,063	(3,098)	246,965
Depreciation of property and equipment	5,766	292	6,058	11,246	580	11,826
Amortization of intangible assets	2,917	774	3,691	7,859	(144)	7,715
Impairment of intangible assets	1,772	(1,772)	-	1,772	(1,772)	-
Net interest expense	2,329	(188)	2,141	4,009	(534)	3,475
Other net finance income	-	(365)	(365)	-	(765)	(765)
Share of income from associates	(635)	-	(635)	(1,213)	-	(1,213)
Foreign exchange loss (gain)	822	231	1,053	1,108	(113)	995
Other (income) expense	(252)	252	-	(343)	605	262

Income before income taxes	31,592	1,618	33,210	59,590	5,241	64,831

Income taxes
Current	6,555	(4)	6,551	14,722	2	14,724
Deferred	2,329	612	2,941	8,459	1,598	10,057

Total income taxes	8,884	608	9,492	23,181	1,600	24,781

Net income for the period	22,708	1,010	23,718	36,409	3,641	40,050

Earnings per share
Basic	0.50	0.02	0.52	0.80	0.08	0.88

Diluted	0.49	0.03	0.52	0.79	0.08	0.87

June 30, 2011
NOTES TO THE CONDENSED UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
STANTEC INC. (UNAUDITED)

Consolidated Statements of Comprehensive Income (Unaudited)

	For the quarter ended			For the two quarters ended
	June 30, 2010			June 30, 2010

		Effect of			Effect of
	Canadian	Transition		Canadian	Transition
	GAAP	to IFRS	IFRS	GAAP	to IFRS	IFRS
(In thousands of Canadian dollars)	$	$	$	$	$	$

Net income for the period	22,708	1,010	23,718	36,409	3,641	40,050

Other comprehensive income (loss)
Exchange differences on translation of
foreign operations	19,118	(365)	18,753	3,786	(61)	3,725
Net gain (loss) on available-for-sale financial
assets	(742)	231	(511)	(18)	(113)	(131)
Net gain (loss) on cash flow hedge	795	(795)	-	1,604	(1,604)	-
Income tax	(211)	219	8	(471)	473	2

Other comprehensive income (loss)
for the period, net of tax	18,960	(710)	18,250	4,901	(1,305)	3,596

Total comprehensive income
for the period, net of tax	41,668	300	41,968	41,310	2,336	43,646

June 30, 2011
NOTES TO THE CONDENSED UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
STANTEC INC. (UNAUDITED)

Shareholder Information

Transfer Agent
Computershare
Calgary, Alberta

Auditors
Ernst & Young LLP
Chartered Accountants
Edmonton, Alberta

Principal Bank
Canadian Imperial
Bank of Commerce

Securities
Exchange Listing
Stantec shares are
listed on the Toronto
Stock Exchange and
New York Stock
Exchange under
the symbol STN.

Head Office
200, 10160 – 112 Street
Edmonton AB T5K 2L6
Canada
Ph: (780) 917-7000
Fx: (780) 917-7330
ir@stantec.com